As filed with the U.S. Securities and Exchange Commission on September 22, 2020.

Registration No. 333-248596

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Mission Produce, Inc.

(Exact name of registrant as specified in its charter)

Delaware	0723	95-3847744
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2500 E. Vineyard Avenue, Suite 300

Oxnard, California 93036

(805) 981-3650

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen J. Barnard

President and Chief Executive Officer

2500 E. Vineyard Avenue, Suite 300

Oxnard, California 93036

(805) 981-3650

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Steven B. Stokdyk, Esq. Brent T. Epstein, Esq. Latham & Watkins LLP 10250 Constellation Boulevard, Suite 1100 Los Angeles, California 90067 (213) 485-1234	Richard D. Truesdell, Jr., Esq. Yasin Keshvargar, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Shares to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	10,781,250	$17.00	$183,281,250	$23,790

(1)	Includes an additional 1,406,250 shares of common stock that the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.
(3)	The Registrant previously paid $12,980 of this amount in connection with a prior filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. SUBJECT TO COMPLETION, DATED SEPTEMBER 14, 2020 PRELIMINARY PROSPECTUS Shares Mission Produce, Inc. Common Stock This is the initial public offering of shares of common stock of Mission Produce, Inc. We are offering shares of our common stock and the selling stockholders are offering shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. We estimate that the initial public offering price per share will be between $ and $ . For a detailed description of our common stock, see the section entitled “Description of Capital Stock”. Immediately prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “AVO”. Investing in our common stock involves risks. See “Risk Factors” beginning on page 17. Per Share Total
Initial Public Offering Price $ $ Underwriting Discount(1)$ $ Proceeds Before Expenses to Us(1)$ $ Proceeds Before Expenses to the Selling Stockholders(1) $ $ (1) See “Underwriting”. We have granted the underwriters an option for a period of 30 days following the date of this prospectus to purchase up to an additional shares of common stock solely to cover over-allotments at the initial public offering price, less the underwriting discount. Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The underwriters expect to deliver the shares to purchasers on or about , 2020 through the book-entry facilities of The Depository Trust Company. Active Bookrunners BofA Securities J.P. Morgan Citigroup Co-Managers
Roth Capital Partners Stephens Inc. D. A. Davidson & Co. Prospectus dated , 2020

Mission world’s finest avocados

Mission

**$6.5 BILLION** U.S. MARKET
Y-2019

**9% CAGR** U.S. CONSUMPTION
Y-2008-2018

**$13.5 BILLION** GLOBAL AVOCADO MARKET
Y-2018

OVER **35** YEARS OF EXCELLENCE

IN OVER **25** COUNTRIES

**4** PACKING HOUSES

**11** DISTRIBUTION CENTERS

AVOCADO PUREPLAY

GLOBAL LEADER

## VERTICAL INTEGRATION WITH OVER 10,000 ACRES

2009-2019 CAGR (1) (2)
Revenue 14%, Volume 13%
Revenue ($mm)
Volume (mm lbs.)
Note: Fiscal year ends October 31. Revenue reflects Mission Produce only.
(2) 2018, 2019, and LTM revenues include International Farming segment revenues
2009 $229 172
2010 $265 233
2011 $377 227
2012 $401 331
2013 $445 389
2014 $490 381
2015 $544 450
2016 $600 487
2017 $853 503
2018 $860 640
2019 $883 559
LTM Q3'20 $887 595

$6.5 BILLION 9% CAGR $13.5 BILLION GLOBAL U.S. MARKET U.S. CONSUMPTION AVOCADO MARKET Y-2019 Y-2008-2018 Y-2018 35 OVER YEARS OF EXCELLENCE IN OVER 25 COUNTRIES 4 PACKING HOUSES 11 DISTRIBUTION CENTERS AVOCADO PUREPLAY GLOBAL LEADER VERTICAL INTEGRATION WITH OVER 10,000 ACRES 2009-2019 CAGR (1)(2)Revenue 14%, Volume13% Revenue ($mm) Volume (mm lbs.) Note: Fiscal year ends October 31.Revenue reflects Mission Produce only. (1) 2009 to 2012, revenues include asparagus sales (average of ~$16mm of sales per year) (2) 2018, 2019, and LTM revenues include International Farming segment revenues $883 $887 $853 $860 640 $600 595 $544 559 $ $490 487 503 445 450 $401 389 $377 381 $ 331 265 $229172 233 227 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 LTM Q3’20

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

For investors outside the U.S., we have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the U.S. See “Underwriting.”

Trademarks, Trade Names and Service Marks

This prospectus includes our trademarks, trade names and service marks, such as “Mission Produce,” which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names and service marks of other companies, which are the property of their

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respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Market, Industry and Other Data

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on reports from various sources, including those set forth below. Because this information involves a number of assumptions and limitations, you are cautioned not to give undue weight to such information.

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Hass Avocado Board, 2018 Market Review: World (September / October 2018); Avocado Volume, Consumption and Production Area Analysis and Projection 2010-2025 (January 2020); Global Trade Reports; Hispanic Avocado Shopper Trends (2018); Millennial Avocado Shopper Trends (2019); Avocado Shopper Insights: Regional Demographics and Purchase Trends (2018)

•	United States Department of Agriculture, Economic Research Service (October 2019)

•	California Avocado Commission, Foodservice Represents a Golden Opportunity for California Avocados (Winter 2018)

•	Korea Customs Service, Import/export by Commodity (August 2020)

•	South African Avocado Growers Association, Overview of SA Avocado Industry (January 2019)

•	Food and Agriculture Organization of the United States, Major Tropical Fruits Market Review 2018 (2019); Major Tropical Fruits Preliminary Market Results 2019 (2020)

•	Transparency Market Research, Global Avocado Market to Reach US $21.56 bn by 2026, Increasing Health Consciousness Among People to Promote Growth (March 2019)

•	The World Bank, World Development Indicators (July 2020)

In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section captioned “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and by us.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus before making an investment decision. Unless the context otherwise requires, the terms “Mission,” “the Company,” “we,” “us” and “our” refer to Mission Produce, Inc. and its consolidated subsidiaries. Our fiscal year ends on October 31. Accordingly, references to fiscal 2019 refer to the year ended October 31, 2019.

Introduction

We are a world leader in sourcing, producing and distributing fresh avocados, serving retail, wholesale and foodservice customers in over 25 countries. We source, produce, pack and distribute avocados to our customers and provide value-added services including ripening, bagging, custom packing and logistical management. In addition, we provide our customers with merchandising and promotional support, insights on market trends and training designed to increase their retail avocado sales. Our operations consist of four packing facilities in the United States, Mexico and Peru, 11 distribution and ripening centers across the U.S., Canada, China and the Netherlands, as well as three sales offices in the U.S., China and the Netherlands. We own over 10,000 acres in Peru, of which over 8,300 acres are currently producing primarily avocados, and the remaining are greenfields that we intend to plant and harvest over the next few years. Since our founding in 1983, we have focused on long-term growth, innovation and strategic investments in our business, and reliable execution in our commitments to suppliers and customers. We operate within a strong and growing avocado industry and have played a major role in many of the industry’s innovations over the last 30 years. For example, we believe we were the first U.S. company to import avocados from Mexico, Peru and Chile, and were the first to incorporate ripening centers in to the distribution process.

We source and pack avocados primarily from Mexico, California and Peru, in addition to Colombia, Guatemala and Chile. By utilizing our own land and our relationships with thousands of third-party growers, we have access to complementary growing seasons, and are thus able to provide our customers with year-round supply. Our diversified sourcing also mitigates the impact of periodic, geographically-specific disruptions. Our packing facilities are among the largest in the world, both in terms of square footage and volume processed, and have advanced systems such as optical grading and sorting technology that analyzes and grades each piece of fruit and enables us to select fruit for our customers based on specifications. These facilities also enable us to control local supply logistics in the areas from which we source avocados.

We have developed a sophisticated global distribution network to transport avocados efficiently from our packing facilities to our customers around the world. We have invested in and manage the cold chain and other key logistics to ensure the fruit arrives to the customer in the optimal condition and level of ripeness. The U.S. is our largest market, where our ripening and distribution centers enable us to store and ripen avocados in close proximity to our highest volume customers nationwide. As a result, we are able to quickly fill our customers’ orders and adapt to their volume and ripeness preferences. Our dependability in delivering high quality avocados has led to long-term relationships with retail and foodservice customers. All of our top 10 customers in fiscal 2019 have been customers for at least 10 years and the majority have been customers for over 20 years.

For over 35 years, we have invested in people, state-of-the-art technology and avocado-specific infrastructure to better serve our customers and suppliers. Throughout our history, we have focused on conducting our business with honesty, respect and loyalty. Whether it be through water conservation, increasing use of renewable energy sources, providing meals, transportation and on-site healthcare to our employees in Peru or sponsoring higher-level education for our employees in the U.S., we are committed to operating in a socially responsible and environmentally sustainable manner. Our corporate culture embodies these values and, as a result, we believe we have a highly motivated and skilled work force that is committed to our business.

We have experienced strong growth in volumes and sales over the last 10 years. The charts below show the increases in our volumes and revenues during that period. To continue our growth, we intend to expand our diversified sourcing across third-party growers and our own farms and enhance our distribution network, as we believe the demand for our avocados will continue to grow globally.

Industry Overview

The avocado industry is comprised of several types of avocados that vary by size and shape of fruit, size of seed, texture of skin, color, taste and availability throughout the year. The Hass avocado dominates the market, representing approximately 95% of the consumed avocados in the U.S. and approximately 80% globally in 2019 according to Avocados from Mexico.

U.S. Avocado Industry

The U.S. Hass avocado industry had a total market value of $6.5 billion in 2019. According to the U.S. Department of Agriculture, total avocado consumption has steadily grown from 1.1 billion pounds in 2008 to 2.6 billion pounds in 2018, representing a compound annual growth rate, or CAGR, of 9.4%. This growth has been driven in part by a significant increase in per capita consumption, growing from 3.5 pounds in 2008 to 8.0 pounds in 2018. In 2017, over half of U.S. households purchased avocados according to Hass Avocado Board. Most avocados sold in the U.S. are imported from other countries. In 2018, California accounted for 96% of U.S. production, however, 76% of national avocado consumption was imported from Mexico.

U.S. retail avocado prices tend to fluctuate over time. In 2019, the average retail price per pound of Hass avocados was $2.57, an increase of 6% from the 2018 average retail price per pound of $2.42. Fluctuations are primarily driven by supply dynamics, which can be impacted by adverse weather and growing conditions, pest and disease problems, government regulations and other supply chain factors.

The following table sets forth historical U.S. Hass avocado volumes, retail prices and implied total market value for the indicated years:

U.S. Hass Avocado Industry—Historicals	2015	2016	2017	2018	2019
Volume (lbs in millions)	2,142	2,189	2,074	2,477	2,509
Retail Price	$2.30	$2.45	$2.83	$2.42	$2.57

Total Market Value ($ in millions)	$4,927	$5,363	$5,869	$5,994	$6,458

Source: Hass Avocado Board—Avocado volume, consumption and production area analysis and projection 2010-2025

The following table sets forth total U.S. avocado sales by product origin, in millions of pounds, for the years indicated:

U.S. Total Avocado Sales by Product Origin	2015	2016	2017	2018
Domestic Production	346	458	265	371
Imports	1,912	1,895	1,985	2,289
Less: Exports	(18)	(28)	(17)	(37)

Total	2,240	2,325	2,233	2,623

Source: United States Department of Agriculture—Economic Research Service

The following table sets forth total U.S. imports of fresh avocados by country of origin, in millions of pounds, for the years indicated:

U.S. Avocado Imports by Country of Origin	2015	2016	2017	2018
Mexico	1,773	1,731	1,708	1,993
Peru	102	70	142	181
Chile	17	58	82	57
Dominican Republic	21	37	53	58
Colombia	—	—	<1	1
Other	<1	<1	<1	<1

Total	1,912	1,895	1,985	2,289

Source: United States Department of Agriculture—Economic Research Service

The U.S. Hass avocado market is expected to continue at a 5.5% CAGR from 2019 to 2023, with the industry reaching more than $8.0 billion in revenues in 2023 according to Hass Avocado Board. There are multiple factors contributing to the industry growth. One driver is the growing interest in healthy eating and focus on nutrient-dense foods. Avocados contain nearly twenty vitamins and minerals as well as mono-unsaturated fats (commonly referred to as “good” fats), which can help the body absorb nutrients like Vitamin A, D, K and E. Avocado is also considered to be a superfood given its superior nutritional quality and functional benefits. In addition to health and wellness trends, the accessibility of year-round, ready-to-eat avocados has also been a significant growth driver, brought on by improvement in global sourcing and ripening programs. Finally, favorable demographic shifts have contributed to growth in U.S. avocado consumption. Within the growing Hispanic population in the U.S., approximately 75% of households purchase avocados and household avocado spend is 45% higher than non-Hispanic household spend. The millennial generation is also embracing foods from other countries and is open to new diets. In 2018, 60.1% of millennial households purchased avocados versus 51.3% of non-millennial households. The increasing consumption of avocados has also led restaurants to introduce avocado-focused items that are in high demand. In the past 10 years, the use of avocados in the foodservice channel has increased 26%.

Global Avocado Industry

Similar to the U.S., global avocado consumption is exhibiting strong growth dynamics. Global production reached 13.9 billion pounds in 2018, representing a 6.7% increase from 2017. The overall market size reached $13.5 billion of revenues in 2018 and is expected to grow at a 5.9% CAGR between 2018 and 2026 according to Transparency Market Research. The U.S. and the EU hold the largest shares of the import markets, representing 52% and 28% of volumes in 2018. Key export countries include Mexico, Peru and Chile, representing 60%, 13% and 8% of volumes in 2018.

The following table sets forth per-capita avocado consumption in 2018, for the countries indicated:

	Mexico	U.S.	Canada	EU	Japan	Korea
2018 Per-Capita Avocado Consumption (in lbs)	14.9	8.0	5.5	2.3	1.1	0.5

Source: Hass Avocado Board, Korea Customs Service, The World Bank, United States Department of Agriculture—Economic Research Service. Korea per capita consumption based on total imported volume over total population.

Avocado consumption in international markets has also grown, and we believe these markets are primed for continued expansion. The EU, the second largest import market globally, grew imports at a 16.5% CAGR from 2016 to 2018. Avocado consumption increased accordingly over that time period, reaching annual per capita consumption of 2.3 pounds in 2018. In 2019, extraordinary market disruptions led to a 26.1% decline in avocado imports to the EU. Peru, a key export market to the EU, experienced heavy rainfall in the first quarter of the year which damaged crops and hindered access to some farms. These supply constraints impacted the volume of fruit available and reduced overall exports from Peru by 35.8%, following record volumes in 2018. Although this dynamic had an outsized impact on EU imports, we believe that the EU avocado market will experience robust growth in the future. We also believe that the current low levels of consumption in China, Japan and Korea will drive future growth in these markets.

The following chart sets forth import volume of Hass avocados by top importing markets, in millions of pounds, in 2019:

Source: Hass Avocado Board, Korea Customs Service

Several trends are contributing to the increased consumption of avocados globally. Similar to the U.S. market, the global market has been driven by an increased focus on healthy food consumption. In addition, a growing global middle class and higher disposable incomes enable healthier diets. The avocado is also a highly versatile product. There are several uses for avocados beyond guacamole, across cuisines and times of day for both savory and sweet dishes.

Supply and Demand Dynamics

Due to the rapidly increasing demand for avocados globally, the overall market tends to be dictated by supply dynamics. A majority of global avocado supply comes from Latin America. Mexico’s production accounted for more than one-third of global output in 2018. Supply dynamics and seasonality for the avocado fruit has also changed significantly over time. While growing seasons vary widely by region, improvements in sourcing and distribution have led to a year-round availability of avocados. Each market has a highly fragmented grower base. We estimate that California has more than 5,000 growers while Mexico has over 25,000.

The following chart sets forth Hass avocado growing seasons for top exporting countries and export volume, as well as the California growing season and production, in millions of pounds, for 2019:

Source: Hass Avocado Board, South African Avocado Growers Association, and United States Department of Agriculture—Economic Research Service. Given the lack of avocado exports from the U.S., California volume denotes 2018 production volume rather than export volume.

Technology and innovations to supply chain management have enabled distributors to extend and better maintain the fresh life cycle of the fruit. With these enhancements, distributors are able to more efficiently respond to changing needs of their customers in real time.

Ready-to-eat avocados have become a key market driver. This product requires capabilities in ripening, packing and distribution to ensure freshness, quality and consistency. Serving global customers across retail and foodservice channels also requires a strong distribution network. Due to these dynamics, avocado distribution is a fragmented market as very few companies have all of these capabilities. We believe we are well-positioned to benefit from industry characteristics and trends and build upon our leading market share in the U.S.

Competitive Strengths

Established Market Leader with Scale in Large and Growing Market

We produce, source and distribute avocados globally with leading market share in the highly fragmented U.S. market and an expanding presence in other countries. In fiscal 2019, we distributed 559 million pounds of avocados, which is 58% more than our closest competitor in terms of volume. We are well-positioned to continue to capture growth from the attractive U.S. market, which is projected to grow to over $8 billion of sales in 2023. We have a large and global footprint with locations in eight countries, which positions us to serve customers in a variety of markets. We supply national grocers and foodservice customers through our sourcing and distribution network, and with our global platform we are able to grow with our existing customer base as well as expand into new markets. Additionally, as a result of the large volumes we sell, we are able to achieve economies of scale throughout the value chain, including reduced transportation costs. We believe our leadership position built over the last four decades, in an otherwise fragmented market, will continue to drive sales.

Diverse Global Sourcing with Year-Round Supply and Well-Established Relationships with Growers

We source and pack from what we believe are the best avocado growing regions in North and South America. We source from thousands of growers, primarily in Mexico, California, and Peru, and have developed relationships with growers in other Latin American countries such as Colombia, Chile and Guatemala. We have a minimum of two countries of origin available throughout the year to meet demand. Throughout our history, we have found new locations around the world to source fruit in order to meet the growing global demand. For example, we were the first major avocado distributor in the U.S. to import from Mexico, Peru and Chile. The track record we have developed of delivering on our commitments to growers since our founding in 1983 has enabled us to develop additional sourcing relationships with new growers in diverse geographies. We believe our diverse sourcing capability will continue to drive sales growth by reducing potential interruptions in the supply of avocados to market and differentiating our reliability and reputation to our retail and foodservice customers.

Global Distribution Network Delivering Avocados to Diverse and Long-Standing Customer Base

The people, processes, facilities and relationships that allow us to source and deliver avocados to customers around the world to their specifications of ripeness and volume represent a competitive advantage that we have built over decades. Our global footprint of 18 facilities, including four packing facilities, 11 distribution and ripening centers and three sales offices, provides proximity to key growers and customers. Proximity to growers enables us to develop stronger relationships, control the logistics of the supply chain from tree to packing, and export fruit from the country of origin faster. Proximity to customers allows us to better provide the fruit on time and to specification, and to adapt to changing customer volume and ripeness needs. We have built high-quality, diverse and long-standing customer relationships due to our consistent execution across our global distribution network. All of our top 10 customers in fiscal 2019 have been customers for over 10 years and the majority have been customers for over 20 years. As customer demand changes, our distribution network is able to adapt quickly and efficiently to meet that demand through our full service capabilities. The strength of our global distribution network and relationships with customers enables us to be more competitive in obtaining additional supply from third-party growers, which in turn facilitates our ability to meet customer demand. Our distribution network and customer relationships are competitive advantages that we believe will be difficult for others to replicate.

Extensive Infrastructure With State-of-the-Art Facilities

We have state-of-the-art facilities and strive to be on the leading edge of industry innovations. For example, we introduced the use of hydrocoolers immediately after picking to extend shelf life and market reach. At the same time, we also use ripening centers to prepare avocados for tailored end-market consumption preferences. We have a dedicated research and development department whose sole focus is to optimize our operations through innovation. For example, we believe we were the first to incorporate the role of ripening centers into the distribution process, and we continuously review and analyze methods to extend shelf life after ripening. Our packing facilities provide the processing and storage capacity necessary to optimize the sourcing process and meet customer demand at scale. Our packing facility in Peru has approximately 250,000 square feet of space, which we believe is the largest in the world, and can pack three million pounds of avocados per day. Our two packing facilities in Mexico have leading technology and efficiency and can pack 1.9 million pounds of avocados per day. We also have the technology of advanced optical grading and sorting at our facilities that analyzes and grades each piece of fruit, allowing us to select fruit that is tailored to the customer’s specifications. The infrastructure investments that we have made across our distribution network enable us to meet the needs of customers and foster innovation, which we believe will continue to drive sales.

International Farming and Vertical Integration

In addition to buying avocados from third-party growers, we grow avocados on the land we own or lease. This vertical integration results in greater control over our supply chain and product quality, and allows us to earn a higher gross margin relative to the third-party avocados we sell. We have made significant investments in Peru, which we expect to enhance our margins as trees mature and greenfields come online. In 2019, we produced approximately 11% of the avocados we sold, and we expect the volume of avocados that we grow to increase as our trees mature. Owning and farming our own avocado orchards also helps to mitigate potential disruptions across our third-party grower supply relationships. We forecast avocado sourcing costs for the season for our own production, which enables us to enter into fixed price contracts with customers for a season without bearing pricing risk from spot market purchases. We believe this is a significant competitive advantage. Fixed prices across a season provide our customers with accurate forecasts and inventory in a commodity-based industry. In fiscal 2019, approximately 65% of our total Peru volume, which was primarily sourced from Mission-grown orchards, was sold into fixed price contracts. This seasonal fixed price offering strengthens our relationships with customers and differentiates our products and services. We believe this vertical integration drives sales, increases margins, and positions us well to meet increasing demand across the industry.

Experienced Leadership Who Nurture a Culture of Innovation and Growth

We are led by an experienced management team with significant industry experience. Five members of our management team have each been with us for over thirty years. Our team has transformed a small business into a leading avocado sourcer, producer, and distributor with a global network and leading market share. Our founder, Steve Barnard, is a well-known industry pioneer and veteran, and he continues to lead us with an entrepreneurial culture that is focused on innovation and growth. Our operations management brings sophisticated experience across the regions we operate. In particular, our leaders in Peru and Mexico have extensive experience with expanding our operations in those countries. Our broader management team consists of a deep bench of experienced professionals with expertise in sales, finance, and other critical areas, which we believe positions us to execute on our long-term strategy.

Our Growth Strategies

Capitalize on strong growth trends in our core U.S. market by expanding our nationwide distribution network

We plan to capitalize on the continued strong growth trends in the U.S. by expanding our distribution network and overall supply chain capabilities. As the leading avocado company in the market, we believe we are well positioned to grow with our existing customer base and build relationships with new retailers and foodservice partners. We plan to supplement our current nationwide distribution capabilities and enhance our supply chain by opening new facilities to improve our throughput. For example, we currently have plans to open a new distribution and ripening center in Texas in 2021, which is an important entry point for channeling Mexican avocado supply into the U.S. and Canada. This facility will enable us not only to reduce our dependence on third parties for importing and distributing produce, but also to increase our ability to provide value-added services. We will continue to invest in our U.S. distribution capabilities and evaluate opportunities to capitalize on the growing U.S. demand for avocados. We are focused on deploying capital towards facilities and forward distribution centers in order to better service our customers and drive future sales.

Leverage our global supply chain and distribution capabilities to continue developing international markets

We believe there is a significant opportunity to leverage our global supply chain and distribution capabilities to continue developing international markets and support growing global avocado consumption trends, particularly in Europe, Asia and other markets.

•

Europe: We plan to expand our distribution capabilities throughout Europe to support new direct retail relationships. We will also increase our exports from Peru, Guatemala, Colombia and other regions to provide balance to our year-round supply and to capitalize on the growing demand for avocados throughout Europe. In addition, we believe our seasonal customer programs will help us continue to build our existing relationships and attract new customers across Europe. As we continue to expand throughout the region, we believe our growing scale will enable us to make more direct, ripe and bulk deliveries of our avocado produce to retail customers.

•

Asia: We have a longstanding presence in Asia, with over 35 years in Japan, and over 5 years in China and Korea. We expect to maintain and strengthen our relationships with distributors in Japan and Korea and we believe our existing Chinese distribution facilities will serve as a platform upon which we can continue to build out our avocado distribution network.

•

Other markets: We will continue to evaluate opportunities to capitalize on growing demand in other international markets, with a focus to expand our operations in South America. We believe Chile represents an attractive opportunity for growth as one of the world’s top avocado consuming countries, and we believe we are well-positioned to be a long-term provider of avocados in the region.

Diversify sourcing to enhance our global market-leading position and year-round supply position

We plan to continue to expand our avocado supply relationships and build our global infrastructure in order to diversify our sourcing, strengthen our year-round supply and capitalize on the growing avocado demand. We currently have the ability to source our avocados across three primary countries to optimize our produce selection across various seasons and climates. We will continue to evaluate opportunities to build or expand sourcing relationships in new growing regions such as Colombia, Guatemala and South Africa, which we believe will continue to drive growth and allow us to provide our customers with the best avocado supply across all seasons. For example, we have developed a sourcing relationship with one of the largest distributors of avocados in South Africa. Our strong relationships with growers provide us with continued access to avocado supply, which enables us to expand our footprint and strengthen our position as one of the world’s leading avocado sourcers, producers and distributors.

Continue to vertically integrate our supply chain

We believe there is an opportunity to strengthen our customer relationships and increase our overall profitability by vertically integrating our supply chain. We have deployed a significant amount of capital expenditures in recent years towards strategically integrating our operations. We plan on continuing to invest in new farming operations, and expect to increase the volume of Mission-grown avocados that we sell, which typically have a higher gross margin than avocados sourced from third-party growers. We also believe our vertically-integrated farming operations and recent avocado farm investments in Peru and other geographies will allow us to grow our global scale and market-leading position through season-long customer programs that provide our customers stable pricing and help ensure access to quality fruit throughout the season. As we continue our efforts to gain more control over and visibility into the quality of our fruit throughout our supply chain, we can continue to provide seasonal customer programs that we believe are a key differentiator compared to our competition.

Summary Risk Factors

Our business is subject to numerous risks and uncertainties, including those in the section entitled “Risk Factors” and elsewhere in this prospectus. These risks include, but are not limited to, the following:

•	Our ability to generate revenues is limited by the annual supply of avocados and our ability to purchase or grow additional avocados.

•	A significant portion of our revenues are derived from a relatively small number of customers.

•	Mexican and Peruvian economic, political and societal conditions may have an adverse impact on our business.

•	Our business and earnings are sensitive to seasonal factors and fluctuations in market prices of avocados.

•	We and our growers are subject to the risks that are inherent in farming, including weather and price fluctuations.

•	Food safety events, including instances of food-borne illness involving avocados, could create negative publicity for our customers and adversely affect sales and operating results.

•	We are subject to United States Department of Agriculture and Food and Drug Administration regulations that govern the importation of foreign avocados into the United States.

•	Changes to U.S. trade policy, tariff and import/export regulations may adversely affect our operating results.

•

We are subject to domestic and international health and safety laws, which may restrict our operations, result in operational delays or increase our operating costs and adversely affect our financial results of operations.

•

Compliance with environmental laws and regulations, including laws pertaining to the use of herbicides, fertilizers and pesticides or climate change, or liabilities thereunder, could result in significant costs that adversely impact our business, results of operations, financial position, cash flows and reputation.

•

We depend on our infrastructure to have sufficient capacity to handle our business needs, and failure to optimize our supply chain or disruption of our supply chain could have an adverse effect on our business, financial condition and results of operations.

Corporate Information

We were originally incorporated in California and commenced our principal operations in 1983. On September 21, 2020 we reincorporated in Delaware. Our principal executive offices are located at 2500 E. Vineyard Avenue, Suite 300, in Oxnard, California 93036, and our telephone number is (805) 981-3650. Our website address is www.worldsfinestavocados.com. The information on or that can be accessed through our website is not incorporated by reference into this prospectus, and you should not consider any such information as part of this prospectus or in deciding whether to purchase our common stock.

Implications of being an emerging growth company and smaller reporting company

As a company with less than $1.07 billion of revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may remain an emerging growth company for up to five years, or until such earlier time as we have more than $1.07 billion in annual revenue, the market value of our stock held by non-affiliates is more than $700 million (and we have been a public company for at least 12 months and have filed one annual report on Form 10-K with the Securities and Exchange Commission, or the SEC) or we issue more than $1 billion of non-convertible debt over a three-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. These provisions include:

•	reduced disclosure about our executive compensation arrangements;

•	exemption from the non-binding stockholder advisory votes on executive compensation or golden parachute arrangements;

•	exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting; and

•

reduced disclosure of financial information in this prospectus, such as being permitted to include only two years of audited financial information and two years of selected financial information in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure.

We have taken advantage of some reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. In addition, the JOBS Act permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this exemption and, as a result, our financial statements may not be comparable to companies that comply with public company effective dates.

THE OFFERING

Common stock offered by us	6,250,000 shares

Common stock outstanding after this offering	69,350,922 shares

Common stock offered by the selling stockholders	3,125,000 shares

Underwriters’ option to purchase additional shares of common stock from us	1,406,250 shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $89.2 million based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds to us from this offering for working capital and other general corporate purposes, which may include the repayment of indebtedness, and to fund future acquisitions (if any). See the section captioned “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Conflicts of interest	As described in the section entitled “Use of Proceeds,” we may use net proceeds from this offering to repay indebtedness. Affiliates of some of the underwriters participating in this offering are lenders under our revolving credit facility and term loans. To the extent that net proceeds from this offering are used to repay any of our indebtedness that is held by any of the underwriters or their respective affiliates, those underwriters and/or affiliates, as applicable, will receive proceeds from this offering through the repayment of that indebtedness. For additional information, see “Use of Proceeds” and “Underwriting—Other Relationships” in this prospectus.

Proposed trading symbol	“AVO”.

Risk factors	Investing in our common stock involves a high degree of risk. See the section titled “Risk Factors” beginning on page 17 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Reserved share program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus to some of our directors, officers, employees and related persons through a reserved share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased by our directors and officers in the reserved share program will be subject to lock-up restrictions described in this prospectus. See the section titled “Underwriting—Reserved Share Program” for additional information.

The number of shares of our common stock that will be outstanding after this offering is based on 63,100,922 shares of our common stock outstanding as of July 31, 2020 and excludes:

•	9,880,190 shares authorized pursuant to our 2020 Incentive Award Plan (the “2020 Plan”); and

•	outstanding options to purchase 1,725,500 shares under our Amended and Restated 2003 Stock Incentive Plan (the “2003 Plan”) at a weighted average price per share of $13.56.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 17-for-one stock split, which became effective on September 18, 2020;

•	no exercise of outstanding options to purchase shares of common stock; and

•	no exercise by the underwriters of their right to purchase up to an additional 1,406,250 shares of common stock from us to cover overallotments, if any.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present consolidated financial and other data. The consolidated balance sheet, income, and cash flow data as of and for the fiscal years ended October 31, 2018 and October 31, 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet, income, and cash flow data as of and for the nine months ended July 31, 2019 and 2020 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the interim condensed consolidated financial statements.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the captions “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Fiscal Year Ended		Nine Months Ended
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2019	July 31, 2020
Statement of Comprehensive Income Data:
Net sales	$859,887	$883,301	$651,627	$655,527
Cost of sales	805,931	728,626	539,640	570,440

Gross profit	53,956	154,675	111,987	85,087
Selling, general and administrative expenses	35,235	48,168	37,467	39,378

Operating income	18,721	106,507	74,520	45,709
Interest expense	(5,396)	(10,320)	(8,028)	(5,461)
Equity method income	12,433	3,359	486	1,640
Impairment of equity method investment	—	—	—	(21,164)
Remeasurement gain on acquisition of equity method investee	62,020	—	—	—
Other income (expense), net	908	(3,549)	(2,159)	(251)

Income before income tax expense	88,686	95,997	64,819	20,473
Income tax expense	16,245	24,298	16,991	10,431

Net income	$72,441	$71,699	$47,828	$10,042

Net income per share
Basic	$1.37	$1.13	$0.75	$0.16
Diluted	$1.37	$1.13	$0.75	$0.16

	Fiscal Year Ended		Nine Months Ended
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2019	July 31, 2020
Other Information:
Adjusted Net Income(1)	$23,218	$75,384	$50,748	$33,122
Combined Adjusted Net Income(1)	$33,701	$75,384	$50,748	$33,122
Adjusted EBITDA(2)	$43,104	$122,973	$86,238	$59,479
Combined Adjusted EBITDA(2)	$58,038	$122,973	$86,238	$59,479
Sales volume (million pounds)	640	559	414	450
Average sales price per pound(3)	$1.34	$1.58	$1.57	$1.46
Gross profit per pound(4)	$0.08	$0.28	$0.27	$0.19
Combined gross profit per pound(4)	$0.14	$0.28	$0.27	$0.19

	As of
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,314	$64,008	$36,518
Total assets	621,773	689,449	697,747
Long-term debt, net of current portion	192,404	174,034	168,439
Capital leases, net of current portion	2,800	4,561	3,836
Total shareholders’ equity	313,451	379,033	378,613

(1)	The following table presents a reconciliation of net income to Adjusted Net Income and Combined Adjusted Net Income:

	Fiscal Year Ended		Nine Months Ended
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2019	July 31, 2020
Net income	$72,441	$71,699	$47,828	$10,042
Share-based compensation	9	—	—	1,135
Unrealized loss on derivative financial instruments	—	3,669	2,526	3,274
Remeasurement gain on acquisition of equity method investee	(62,020)	—	—	—
Impairment of equity method investment	—	—	—	21,164
Foreign currency gains and (losses)	(1,452)	1,273	1,422	(2,063)
Debt extinguishment costs	920	—	—	—
Tax effects of pre-tax adjustments to net income(a)	13,320	(1,257)	(1,028)	(430)

Adjusted Net Income	$23,218	$75,384	$50,748	$33,122

Pre-acquisition International Farming Segment Adjusted Net Income, net of tax effects(b)	$10,483	—	—	—

Combined Adjusted Net Income	$33,701	$75,384	$50,748	$33,122

(a)

The adjustments to calculate Adjusted Net Income are pre-tax adjustments. As such, this adjustment is to eliminate the income tax expense or benefit included in net income related to the pre-tax adjustments and is calculated based on the rate that is applicable to the taxable jurisdiction that the adjustment relates to.

(b)

Represents the Adjusted Net Income of Grupo Arato Holdings SAC (“Grupo Arato”) from November 1, 2017 through September 20, 2018 that is not already included in Adjusted Net Income. The Adjusted Net Income for Grupo Arato for the period from November 1, 2017 through September 20, 2018 was calculated by taking 50% of Grupo Arato’s net income from the period from November 1, 2017 through September 20, 2018 which was $8,422 thousand, plus the foreign exchange loss, net of the related income tax benefit, included in Grupo Arato’s net income for the period of $124 thousand. This amount was further increased by $1,937 thousand to eliminate the income tax expense recorded by the Company on its outside basis difference in Grupo Arato while it was being accounted for as an equity method investee. Had the entity been combined as of November 1, 2017, the outside basis difference tax expense would have not been recognized.

Adjusted Net Income is calculated by adding share-based compensation expense, adding the unrealized loss on derivative financial instruments, subtracting remeasurement gain on acquisition of equity method investees, adding impairment of equity method investment, subtracting foreign currency gains, adding foreign currency losses, adding debt extinguishment costs, and adjusting for the tax effects of these items. Combined Adjusted Net Income represents Adjusted Net Income further adjusted to include 100% of Grupo Arato’s Adjusted Net Income.

Adjusted Net Income and Combined Adjusted Net Income is included in this prospectus because it is used by management and our board of directors to assess our financial performance. Adjusted Net Income is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Adjusted Net Income and Combined Adjusted Net Income are not a GAAP measure of our financial performance or liquidity and should not be considered as an alternative to net income, as measures of financial performance, or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted Net Income and Combined Adjusted Net Income should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted Net Income and Combined Adjusted Net Income are not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect tax payments, debt service requirements, capital expenditures and other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted Net Income and Combined Adjusted Net Income supplementally. Our measure of Adjusted Net Income and Combined Adjusted Net Income is not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

(2)	The following table presents a reconciliation of net income to Adjusted EBITDA and Combined Adjusted EBITDA:

	Fiscal Year Ended		Nine Months Ended
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2019	July 31, 2020
Net income	$72,441	$71,699	$47,828	$10,042
Interest expense	5,396	10,320	8,028	5,461
Income tax expense	16,245	24,298	16,991	10,431
Depreciation and amortization	9,440	16,466	11,718	12,635
Equity method income(a)	(12,433)	(3,359)	(486)	(1,640)
Remeasurement gain on acquisition of equity method investee	(62,020)	—	—	—
Impairment of equity method investment	—	—	—	21,164
Other income (expense), net	(908)	3,549	2,159	251
Share-based compensation	9	—	—	1,135

	28,170	122,973	86,238	59,479
International Farming Segment Adjusted EBITDA(a)	14,934	—	—	—

Adjusted EBITDA	$43,104	$122,973	$86,238	$59,479

Pre-acquisition International Farming Segment Adjusted EBITDA(b)	14,934	—	—	—

Combined Adjusted EBITDA	$58,038	$122,973	$86,238	$59,479

(a)	Includes 50% of Grupo Arato’s Adjusted EBITDA from November 1, 2017 through September 20, 2018, prior to our acquisition of the remaining 50% of this subsidiary.

(b)	Represents the remaining 50% of Grupo Arato’s Adjusted EBITDA from November 1, 2017 through September 20, 2018 that is not already included in Adjusted EBITDA.

Adjusted earnings before interest expense, income tax expense and depreciation and amortization (“Adjusted EBITDA”) is calculated by adding interest expense, income tax expense, depreciation and amortization, subtracting equity method income, subtracting remeasurement gain on acquisition of equity method investee, adding impairment of equity method investment, subtracting or adding other income (expense), net, and adding share-based compensation to net income. Combined Adjusted EBITDA represents Adjusted EBITDA which is further adjusted to include 100% of Grupo Arato’s Adjusted EBITDA as if Grupo Arato was acquired on November 1, 2017. Adjusted EBITDA and Combined Adjusted EBITDA are included in this prospectus because these measures are used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Adjusted EBITDA and Combined Adjusted EBITDA are not a GAAP measures of our financial performance or liquidity and should not be considered as an alternative to net income as a measure of financial performance or cash flows from operations as measures of liquidity, or any other performance measure derived in accordance with GAAP. Adjusted EBITDA and Combined Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not reflect tax payments, debt service requirements, capital expenditures and other cash costs that may recur in the future, including, among other things, cash requirements for working capital needs and cash costs to replace assets being depreciated and amortized. Management compensates for these limitations by relying on our GAAP results in addition to using Adjusted EBITDA and Combined Adjusted EBITDA supplementally. Adjusted EBITDA and Combined Adjusted EBITDA are not necessarily comparable to similarly titled captions of other companies due to different methods of calculation.

(3)	Calculated by dividing net sales by the total sales volume in the stated period.

(4)

Gross profit per pound is calculated by dividing gross profit by the total sales volume in the stated period. Combined gross profit per pound is calculated by dividing gross profit plus the gross profit of Grupo Arato from the period from November 1, 2017 through September 20, 2018 that is not already included in gross profit per pound, divided by the total sales volume in the stated period.

RISK FACTORS

Risks Related to Our Business

Our ability to generate revenues is limited by the annual supply of avocados and our ability to purchase or grow additional avocados.

Our ability to distribute avocados is currently limited by our ability to acquire supply from third-party growers and to produce on our own farms. With a limited number of avocado trees on our farms and on the farms from which we purchase, our ability to replace supply from third parties and adapt to any changes in demand of our product may be limited. If we are unable to purchase sufficient volumes from third-party growers or demand for our products were to increase in the future, we would need additional production capacity, which may take time, whether by purchasing additional products from third-party suppliers or by waiting for our younger avocado trees to bear fruit. These purchases may expose us to increases in short-term costs and additional production may expose us to additional long-term operating costs. If supply were to decrease dramatically in the future, whether as a result of damage to farms, inclement weather, drought or labor problems, we may not be able to purchase sufficient fruit or the prices would dramatically increase. The impact of the limited supply could decrease our revenues or increase our costs of goods sold, which would harm our business and financial results.

The loss of one or more of our largest customers, or a reduction in the level of purchases made by these customers, could negatively impact our sales and profits.

Sales to our top 10 largest customers amounted to approximately 63% of our total sales in the nine months ended July 31, 2020, with our top customer, Kroger (including its affiliates), accounting for approximately 12% of our total sales in the same period. We expect that a significant portion of our revenues will continue to be derived from a relatively small number of customers. We believe these customers make purchase decisions based on a combination of price, product quality, consumer demand, customer service performance, desired inventory levels and other factors that may be important to them at the time the purchase decisions are made. Changes in our customers’ strategies or purchasing patterns, including a reduction in the number of suppliers from which they purchase, may adversely affect our sales. Additionally, our customers may face financial or other difficulties which may impact their operations and cause them to reduce their level of purchases from us, which could adversely affect our results of operations. Customers also may respond to any price increase that we may implement by reducing their purchases from us, resulting in reduced sales of our products. If sales of our products to one or more of our largest customers are reduced, this reduction may have a material adverse effect on our business, financial condition, and results of operations. Any bankruptcy or other business disruption involving one of our significant customers also could adversely affect our results of operations.

We are subject to the risks of doing business internationally.

We conduct a substantial amount of business with growers and customers who are located outside the United States. We purchase avocados from growers and packers in Mexico and other countries, own or lease thousands of acres and operate packing facilities in Peru, have farming joint ventures in Colombia and sell fresh avocados and processed avocado products to foreign customers. We are also subject to regulations and taxes imposed by governments of the countries in which we operate. Significant changes to these government regulations and to assessments by tax authorities can have a negative impact on our operations and operating results.

Our current international operations are subject to a number of inherent risks, including:

•	Local economic and political conditions, including local corruption or disruptions in supply, labor, transportation and trading;

•	Restrictive U.S. and foreign governmental actions, such as restrictions on transfers of funds and trade protection measures, including import/export duties and quotas and customs duties and tariffs;

•	Changes in legal or regulatory requirements affecting foreign investment, taxes, imports and exports; and

•	Currency fluctuations that could affect our results of operations.

Moreover, our business is also impacted by the negotiation and implementation of free trade agreements between the United States and other countries, particularly in Mexico, which is the largest source of our supply of avocados. Such agreements can reduce barriers to international trade and thus the cost of conducting business internationally, including the cost of purchasing avocados. For instance, the United States recently ratified a new trilateral trade agreement with the governments of Canada and Mexico, known as the United States-Mexico-Canada Agreement (“USMCA”) to replace the North American Free Trade Agreement (“NAFTA”). If any of the three countries withdraws from the USMCA, our cost of doing business within the three countries could increase.

Mexican economic, political and societal conditions may have an adverse impact on our business.

Mexico is the largest source of our supply of avocados, and our business is affected by developments in that country. Shipments from Mexico to the United States are dependent on the border remaining open to imports, which has closed from time to time. In addition, security institutions in Mexico are under significant stress as a result of organized crime and gang and drug-related violence, which also could affect avocado production and shipments. This situation creates potential risks that could affect a large part of our sourcing in Mexico and would harm our operations if it impacts our facilities or personnel. In addition, Mexican growers strike from time to time to obtain higher prices for their avocados. We cannot provide any assurance that economic conditions or political developments, including any changes to economic policies or the adoption of other reforms proposed by existing or future administrations, in or affecting Mexico will not have a material adverse effect on market conditions or our business, results of operations or financial condition.

Peruvian economic and political conditions may have an adverse impact on our business.

A significant part of our operations are conducted in Peru. Accordingly, our business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in the country. During the past several decades, Peru has had a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation’s economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates and local and foreign investments, as well as limitations on imports, have restricted the ability of companies to dismiss employees and have prohibited the remittance of profits to foreign investors.

In 2018, Peru experienced heightened political instability derived from various currently ongoing investigations into allegations of money laundering and corruption linked to the “Operation Car Wash” investigation that was initiated by Brazilian authorities. Because we have significant operations in Peru, we cannot provide any assurance that political developments and economic conditions, including any changes to economic policies or the adoption of other reforms proposed by existing or future administrations, in Peru and/or other factors will not have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing and our results of operations and financial condition.

Our earnings are sensitive to fluctuations in market prices of avocados.

The pricing of avocados depends on supply, and excess supply can lead to price competition in our industry. Growing conditions in various parts of the world, particularly weather conditions such as windstorms, floods, droughts, wildfires and freezes, as well as diseases and pests, are primary factors affecting market prices because of their influence on the supply and quality of product.

Pricing also depends on quality. Fresh produce is highly perishable and generally must be brought to market and sold soon after harvest. The selling price received depends on the availability and quality offered by us to customers and available in the market generally.

Pricing also depends on demand, and consumer preferences for particular food products are subject to fluctuations over time. Shifts in consumer preferences that can impact demand at any given time can result from a number of factors, including dietary trends, attention to particular nutritional aspects, concerns regarding the health effects of particular products, attention given to product sourcing practices and general public perception of food safety risks. Consumer demand for our products also may be impacted by any public commentary that consumers may make regarding our products, as well as by changes in the level of advertising or promotional support that we employ or that are employed by relevant industry groups or third parties. If consumer preferences trend negatively with respect to avocados, our sales volumes may decline as a result.

We are subject to increasing competition that may adversely affect our operating results.

The market for avocados and processed avocado products is highly competitive. Competition for the purchase of avocados from suppliers and the sale of avocados to distributors primarily comes from other avocado distributors. If we are unable to consistently pay growers a competitive price for their avocados, these growers may choose to have their avocados marketed by alternate distributors. If we are unable to offer attractive prices or consistent supply to retail and wholesale customers, they may choose to purchase from other companies. Such competition may adversely affect our volumes and prices, which would harm our business and results of operations.

We and our growers are subject to the risks that are inherent in farming.

Our results of operations may be adversely affected by numerous factors over which we have little or no control and that are inherent in farming, including reductions in the market prices for our products, adverse weather including drought, high winds, earthquakes and wildfires. Growing conditions, pest and disease problems and new government regulations regarding farming and the marketing of agricultural products.

Due to the seasonality of the business, our revenue and operating results may vary from quarter to quarter and year to year.

Our earnings may be affected by seasonal factors, including:

•	the availability, quality and price of fruit;

•	the timing and effects of ripening and perishability;

•	the ability to process perishable raw materials in a timely manner;

•	fixed overhead costs during off-season months at our farms; and

•	the slight impacts on consumer demand based on seasonal and holiday timing.

In particular, our farming operations in Peru are affected by seasonal factors, as the harvest in Peru is generally concentrated in the third and fourth fiscal quarters.

Our performance may be impacted by general economic conditions or an economic downturn.

An overall decline in economic activity could adversely impact our business and financial results. Economic uncertainty may reduce consumer spending as consumers make decisions on what to include in their food budgets. This could also result in a shift in consumer preference. Shifts in consumer spending could result in increased pressure from competitors or customers that may require us to increase promotional spending or reduce the prices of some of our products and/or limit our ability to increase or maintain prices, which could lower our revenue and profitability. Instability in financial markets may impact our ability, or increase the cost, to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, third-party distributors, banks, insurance companies and other business partners to perform their obligations in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.

The ongoing COVID-19 pandemic, restrictions intended to prevent its spread and resulting worldwide economic conditions could adversely impact our business, financial condition and results of operations.

The ongoing COVID-19 pandemic, and restrictions intended to prevent its spread, have already had a significant adverse impact on economic conditions around the world in the first nine months of 2020, including the United States and the geographic markets in which we operate or sell our products. The impact of the COVID-19 pandemic continues to evolve. While we have experienced minimal disruption to our overall business and have not experienced a significant loss of demand for our products during the pandemic, continued economic deterioration in the markets in which our products are sold, including unemployment, reductions in disposable income, declining consumer confidence, and perception of our products as non-essential, could result in future declines in the demand for our products. Going forward, the extent to which COVID-19 may impact our business will depend on future developments, which are highly uncertain and cannot be predicted with confidence, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, business closures or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease.

Should the coronavirus continue to spread, our business operations could be delayed or interrupted. For instance, if COVID-19 spreads to our headquarters in Oxnard, California, the domestic or international farms from which we source or our shipping and packing facilities, we may experience a decrease in labor availability from our employees. Current and potential government-imposed travel restrictions could also affect our supply and distribution chain. The spread of COVID-19 throughout the world has also created global economic uncertainty, which may cause potential customers and avocado consumers to closely monitor their costs and reduce their spending budget. Any of the foregoing could materially adversely affect our results of operations.

Increases in costs of commodities or other products we use in our business, such as fuel, packing, and paper, could adversely affect our operating results.

The price of various products that we use in the growth, shipping or distribution of avocados can significantly affect our costs. Fuel and transportation cost is a significant component of the price of much of the produce that we purchase from growers, and there can be no assurance that we will be able to pass on to our customers the increased costs we incur in these respects.

The cost of paper is also significant to us because most of our products are packed in cardboard boxes. If the price of paper increases and we are not able to effectively pass these price increases along to our customers, then our operating income will decrease.

Food safety events, including instances of food-borne illness involving avocados, could create negative publicity for our customers and adversely affect sales and operating results.

Food safety is a top priority, and we dedicate substantial resources to ensure that our customers enjoy safe, quality products. However, food safety events, including instances of food-borne illness, have occurred with avocados in the past, and could occur in the future. For example, in 2018, nearly 700 people became sick after eating at Chipotle due to bacteria from unsafe food practices affecting guacamole made from avocados. Food safety events at customers, whether or not they involve avocados, could adversely affect sales of those customers. In addition, customers who purchase our avocados for their food products could experience negative publicity, or experience a significant increase in food costs if there are food safety events. If such customers experience a decline in sales as a result of such food safety event, our results of operations may be adversely affected.

A recall of our products could have a material adverse effect on our business. In addition, we may be subject to significant liability claims should the consumption of any of our products cause injury, illness or death.

The sale of food products for human consumption involves the risk of injury to consumers. Such injuries may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, or residues introduced during the growing, storage, handling or transportation phases. While we are subject to governmental inspection and regulations and believe our facilities comply in all material respects with all applicable laws and regulations, we cannot be sure that consumption of our products will not cause a health-related illness in the future or that we will not be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or injury could adversely affect our reputation with existing and potential customers and our corporate and brand image.

We are subject to possible changing United States Department of Agriculture and Food and Drug Administration regulations that govern the importation of foreign avocados into the United States.

The USDA has established, and continues to modify, regulations governing the importation of avocados into the United States, and also limits the countries from which avocados may be imported. Our permits that allow us to import foreign-sourced avocados into the United States generally are contingent on our compliance with these regulations. Our results of operations may be adversely affected if we are unable to comply with existing and modified regulations and are unable to secure avocado import permits in the future.

The FDA establishes, and continues to modify, regulations governing the distribution of avocado products, such as the new Food Safety Modernization Act, which implements mandatory preventive controls for food facilities and compliance with mandatory produce safety standards. Our results of operations may be adversely affected if we are unable to comply with these existing and modified regulations.

Changes to U.S. trade policy, tariff and import/export regulations may adversely affect our operating results.

Changes in U.S. or international social, political, regulatory and economic conditions or in laws and policies governing foreign trade, development and investment in the territories or countries where we currently conduct our business, as well as any negative sentiment toward the U.S. as a result of such changes, could adversely affect our business. The U.S. presidential administration has instituted or proposed changes in trade policies that include the negotiation or termination of trade agreements, the imposition of higher tariffs on imports into the U.S., economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the U.S. and other countries where we conduct our business.

As a result of recent policy changes of the U.S. presidential administration and recent U.S. government proposals, there may be greater restrictions and economic disincentives on international trade. The new tariffs and other changes in U.S. trade policy could trigger retaliatory actions by affected countries, and foreign governments have instituted or are considering imposing trade sanctions on U.S. goods. Such changes have the potential to adversely impact the U.S. economy or sectors thereof, our industry and the global demand for our products, and as a result, could have a negative impact on our business, financial condition and results of operations.

We are subject to health and safety laws, which may restrict our operations, result in operational delays or increase our operating costs and adversely affect our financial results of operations.

We are required to comply with health and safety laws and regulations in the United States, Peru and Mexico where our operations are subject to periodic inspections by the relevant governmental authorities. These laws and regulations govern, among others, health and safety work place conditions, including high risk labor and the handling, storage and disposal of chemical and other hazardous substances. Compliance with these laws and regulations and new or existing regulations that may be applicable to us in the future could increase our operating costs and adversely affect our financial results of operations and cash flows.

Compliance with environmental laws and regulations, including laws pertaining to the use of herbicides, fertilizers and pesticides or climate change, or liabilities thereunder, could result in significant costs that adversely impact our business, results of operations, financial position, cash flows and reputation.

We are subject to a variety of federal, state, local and foreign laws and regulations relating to environmental matters. In particular, our business depends on the use of herbicides, fertilizers, pesticides and other agricultural products and the use and disposal of these products in some jurisdictions are subject to regulation by various agencies. These laws and regulations may require that only certified or professional users apply the product or that certain products only be used in certain types of locations. These laws and regulations may also require users to post notices on properties at which products have been or will be applied, notification to individuals in the vicinity that products will be applied in the future, or labeling of certain products or may restrict or ban the use of certain products. We can give no assurance that we can prevent violations of these or other laws and regulations from occurring. If we fail to comply with these laws and regulations, we could be subject to, among other things, substantial penalties or fines, partial or complete cessation of our operations or a ban on the sale of part or all of our products in a jurisdiction. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, we cannot assure you that the herbicides, fertilizers, pesticides or other products we apply, or the manner in which we apply them, will not be alleged to cause injury to the environment, people or animals, or that such products will not be restricted or banned in certain circumstances. A decision by a regulatory agency to significantly restrict the use of or ban such products that have traditionally been used in the cultivation of one of our principal products could have an adverse impact on us. Under the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Food, Drug and Cosmetic Act and the Food Quality Protection Act of 1996, the U.S. Environmental Protection Agency, or EPA, undertakes a series of regulatory actions relating to the evaluation and use of pesticides in the food industry. Similarly, in the EU, Regulation (EC) No. 1107/2009, which became effective on June 14, 2011, fundamentally changed the pesticide approval process from the current risk base to hazard criteria based on the intrinsic properties of the substance. Actions regarding the availability and use of herbicides, fertilizers, pesticides and other agricultural products, the costs of compliance, consequences of non-compliance, remediation costs and liabilities, unfavorable public perceptions of such products or products liability lawsuits could have a material adverse effect on our business, results of operations, financial position, cash flows and reputation.

There has been a broad range of proposed and promulgated state, national, local and international regulation aimed at reducing the effects of climate change. Such regulations apply or could apply in countries where we conduct operations or have interests or could conduct operations or have interests in the future. In the United States, there is a significant possibility that some form of regulation will be enacted at the federal level to address the effects of climate change. Such regulation could take several forms that could result in additional costs in the form of taxes, the restriction of output, investments of capital to maintain compliance with laws and regulations, or required acquisition or trading of emission allowances. Climate change regulation continues to evolve, and while it is not possible to accurately estimate either a timetable for implementation or our future compliance costs relating to implementation, such regulation could have a material effect on our business, results of operations, financial position or capital expenditures.

The acquisition of other businesses could pose risks to our operating income.

We intend to review acquisition prospects that would complement our business. While we are not currently a party to any definitive agreement with respect to any acquisitions, we may acquire other businesses in the future. Future acquisitions by us could result in accounting charges, potentially dilutive issuances of equity securities, and increased debt and contingent liabilities, any of which could have a material adverse effect on our business and the market price of our common stock. Acquisitions entail numerous risks, including the integration of the acquired operations, diversion of management’s attention to other business concerns, risks of entering markets in which we have limited prior experience, and the potential loss of key employees of acquired organizations. We may be unable to successfully integrate businesses or the personnel of any business that might be acquired in the future, and our failure to do so could have a material adverse effect on our business and on the market price of our common stock.

We depend on our infrastructure to have sufficient capacity to handle our business needs.

We have an infrastructure that supports our production and distribution, but if we lose machinery or facilities due to natural disasters or mechanical failure, we may not be able to operate at a sufficient capacity to meet our needs. Any loss or failure could have a material adverse effect on our business, which could impact our results of operations and our financial condition.

Failure to optimize our supply chain or disruption of our supply chain could have an adverse effect on our business, financial condition and results of operations.

Our ability to make, move and sell products in coordination with our suppliers is critical to our success. Our inability to maintain sufficient internal production capacity or our inability to enter into co-packing agreements on terms that are beneficial to the Company could have an adverse effect on our business. Failure to adequately handle increasing production costs and complexity, turnover of personnel, or production capability and efficiency issues could materially impact our ability to cost effectively produce our products and meet customer demand.

Additionally, damage or disruption to our collective production or distribution capabilities resulting from weather, any potential effects of climate change, natural disaster, disease, crop spoilage, fire or explosion, terrorism, pandemics, strikes, repairs or enhancements at our facilities, or other reasons, could impair our ability to produce or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, could adversely affect our business, financial condition and results of operations, and may require additional resources to restore our supply chain.

Our ability to serve our customers is a function of reliable and low cost transportation. Disruption of the supply of these services and/or significant increases in the cost of these services could impact our operating income.

We use multiple forms of transportation to bring our products to market. They include sea, truck and air-cargo. Transportation costs include ship and truck operating expenses, using chartered refrigerated ships and trucks and container equipment related costs. Disruption to the timely supply of these services or dramatic increases in the cost of these services for any reason including availability of fuel for such services, labor disputes, governmental regulation, or governmental restrictions limiting specific forms of transportation could have an adverse effect on our ability to serve our customers and consumers and could have an adverse effect on our financial performance.

We depend on our key personnel and if we lose the services of any of these individuals, or fail to attract and retain additional key personnel, we may not be able to implement our business strategy or operate our business effectively.

Our future success largely depends on the contributions of our management team, including Stephen Barnard, our CEO. We believe that these individuals’ expertise and knowledge about our industry and their respective fields and their relationships with other individuals in our industry are critical factors to our continued growth and success. The loss of the services of any member of our senior management team could have a material adverse effect on our business and prospects. Our success also depends upon our ability to attract and retain additional qualified sales, marketing and other personnel.

The operation of our facilities depends on adequate supply of labor and good labor relations with our employees.

As of July 31, 2020, we had approximately 3,125 employees, approximately 329 of whom are in the United States, approximately 642 are at our facility in Mexico and approximately 2,127 are at our facility in Peru. We also employ significant numbers of seasonal employees at our packing facilities and our farms in Peru. Our employees are essential to our operations and our ability to farm, package and/or deliver our products. If we are unable to attract and retain enough skilled personnel at a reasonable cost, our results may be negatively affected.

System security risks, data protection breaches, cyber-attacks and systems integration issues could disrupt our internal operations or services provided to customers, and any such disruption could reduce our expected revenue, increase our expenses, damage our reputation and adversely affect our stock price.

Our internal computer systems and those of our current and any future partners, contractors and consultants are vulnerable to damage from cyber-attacks, computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. System failures, accidents or security breaches can cause interruptions in our operations and can result in a material disruption of our business operations. Experienced computer programmers and hackers may be able to penetrate our information technology security and misappropriate or compromise our confidential information or that of third parties, create system disruptions or cause shutdowns, or develop and deploy viruses, worms, and other malicious software programs that attack our programs or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. The costs to us to eliminate or alleviate cyber or other security problems, bugs, viruses, worms, malicious software programs and security vulnerabilities could be significant, and our efforts to address these problems may not be successful and could result in interruptions, delays, cessation of service and loss of existing or potential customers that may impede our sales, production, distribution or other critical functions.

Portions of our information technology infrastructure may also experience interruptions, delays or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. We may not be successful in implementing new systems and transitioning data, which could cause business disruptions and be more expensive, time consuming, disruptive and resource-intensive. Such disruptions could adversely impact our ability to fulfill orders and interrupt other processes. Any delayed sales, lower profit or lost customers resulting from these disruptions could adversely affect our financial results, stock price and reputation.

We are subject to stringent privacy laws, information security laws, regulations, policies and contractual obligations related to data privacy and security and changes in such laws, regulations, policies and contractual obligations could adversely affect our business.

In the ordinary course of business, we collect, store, process and transmit confidential business information and certain personal information relating to customers, employees and suppliers. We are subject to data privacy and protection laws and regulations that apply to the collection, transmission, storage and use of personally-identifying information, which among other things, impose certain requirements relating to the privacy, security and transmission of personal information. The legislative and regulatory landscape for privacy and data protection continues to evolve in jurisdictions worldwide, and there has been an increasing focus on privacy and data protection issues with the potential to affect our business. Failure to comply with any of these laws and regulations could result in enforcement action against us, including fines, imprisonment of company officials and public censure, claims for damages by affected individuals, damage to our reputation and loss of goodwill, any of which could have a material adverse effect on our business, financial condition, results of operations or prospects. Ongoing efforts to comply with evolving laws and regulations may be costly and require ongoing modifications to our policies, procedures and systems.

Data privacy remains an evolving landscape at both the domestic and international level, with new regulations coming into effect. For example, in June 2018 the State of California enacted the California Consumer Privacy Act of 2018, or CCPA, which went into effect on January 1, 2020 and requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allow consumers to opt out of certain data sharing with third parties and provide a new cause of action for data breaches. In addition, in the European Economic Area, or EEA, and the United Kingdom we are subject to the General Data Protection Regulation, or GDPR, which went into effect in May 2018 and which imposes stringent data privacy and security requirements on companies in relation to the processing of personal data. In particular, the GDPR includes obligations and restrictions concerning the consent and rights of individuals to whom the personal data relates, the transfer of personal data out of the EEA or the United Kingdom, security breach notifications and the security and confidentiality of personal data. If our or our partners’ or service providers’ privacy or data security measures fail to comply with the GDPR requirements, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher, as well as compensation claims by affected individuals, negative publicity, reputational harm and a potential loss of business and goodwill.

It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our practices and our efforts to comply with the evolving data protection rules may be unsuccessful. We must devote significant resources to understanding and complying with this changing landscape. Failure to comply with federal, state and international laws regarding privacy and security of personal information could expose us to penalties under such laws. Any such failure to comply with data protection and privacy laws could result in government-imposed fines or orders requiring that we change our practices, claims for damages or other liabilities, regulatory investigations and enforcement action, litigation and significant costs for remediation, any of which could adversely affect our business. Even if we are not determined to have violated these laws, government investigations into these issues typically require the expenditure of significant resources and generate negative publicity, which could harm our business, financial condition, results of operations or prospects.

Our business depends on a strong and trusted brand, and any failure to maintain, protect, and enhance our brand would have an adverse impact on our business.

Consumer and institutional recognition of the Mission Produce trademark and related brands and the association of these brands with our sourcing, production and distribution of fresh avocados are an integral part of our business. The occurrence of any events or rumors that cause consumers and/or institutions to no longer associate these brands with our products and services may materially adversely affect the value of our brand names and demand for our products and services.

In addition, one registered trademark that we own has been opposed and the registered or unregistered trademarks or trade names that we own or may own in the future may be challenged, infringed, declared generic, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential customers. Moreover, third parties may file for registration of trademarks similar or identical to our trademarks; if they succeed in registering or developing common law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies and products. Furthermore, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, and results of operations.

We could be subject to changes in tax rates, the adoption of new U.S. or international tax legislation or exposure to additional tax liabilities.

We are subject to taxes in the U.S., Mexico, Peru and other countries. Due to economic and political conditions, tax rates in various jurisdictions may be subject to significant change. Our effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.

We are also subject to the examination of our tax returns and other tax matters by the U.S. Internal Revenue Service, or the IRS, the Servicio de Administracion Tributaria in Mexico (the SAT), the Superintendencia Nacional de Administración Tributaria in Peru (the SUNAT) and other tax authorities. We regularly assess the likelihood of an adverse outcome resulting from these examinations to determine the adequacy of its provision for taxes. There can be no assurance as to the outcome of these examinations. If our effective tax rates were to increase, or if the ultimate determination of our taxes owed is for an amount in excess of amounts previously accrued, our financial condition, operating results and cash flows could be adversely affected.

Risks Related to Our Common Stock and this Offering

There has been no prior public market for our common stock and an active trading market may never develop or be sustained.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock listed on the Nasdaq, an active trading market for our common stock may never develop following completion of this offering or, if developed, may not be sustained. The lack of an active trading market may impair the value of your shares and your ability to sell your shares at the time you wish to sell them. An inactive trading market may also impair our ability to raise capital by selling shares of our common stock and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our common stock as consideration. Furthermore, although we have applied to have our common stock listed on the Nasdaq, even if listed, there can be no guarantee that we will continue to satisfy the continued listing standards of the Nasdaq. If we fail to satisfy the continued listing standards, we could be de-listed, which would have a negative effect on the price of our common stock.

We expect that the price of our common stock will fluctuate substantially and you may not be able to sell the shares you purchase in this offering at or above the offering price.

The initial public offering price for the shares of our common stock sold in this offering is determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

•	Our operating and financial performance and prospects;

•	Announcements and public SEC filings we make about our business, financial performance and prospects;

•	Announcements our customers or competitors make regarding their business, financial performance and prospects;

•	Short-interest in our common stock, which may be significant from time-to-time;

•	The depth and liquidity of the market for our common stock;

•	Investor perception of us and the industry and markets in which we operate;

•	Our inclusion in, or removal from, any equity market indices;

•	Changes in earnings estimates or buy/sell recommendations by analysts;

•	Whether or not we meet earnings estimates of analysts who follow our company; and

•	General financial, domestic, international, economic, industry and other market trends or conditions.

In recent years, the stock markets generally have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may significantly affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our common stock shortly following this offering. If the market price of shares of our common stock after this offering does not ever exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would hurt our financial condition and operating results and divert management’s attention and resources from our business.

We are an “emerging growth company” and the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company” (1) we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes- Oxley Act, (2) we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements, (3) we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.

In addition, while we are an “emerging growth company” we will not be required to comply with any new financial accounting standard until such standard is generally applicable to private companies. As a result, our financial statements may not be comparable to companies that are not “emerging growth companies” or elect not to avail themselves of this provision.

We may remain an “emerging growth company” until as late as October 31, 2025, the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (1) we have more than $1.07 billion in annual revenue in any fiscal year, (2) the market value of our common stock that is held by non-affiliates exceeds $700 million as of any April 30 or (3) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are still subject to interpretations and guidance by the SEC and other regulatory agencies, and we cannot assure you that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our common stock less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline or become more volatile.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the as adjusted net tangible book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.36 per share, representing the difference between our assumed initial public offering price of $16.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our as adjusted net tangible book value per share as of July 31, 2020. To the extent outstanding options to purchase shares of our common stock are exercised, new investors may incur further dilution.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that these sales may occur, could result in a decrease in the market price of our common stock. Immediately after this offering, we will have outstanding 69,350,922 shares of common stock, based on the number of shares common stock outstanding as of July 31, 2020. This includes the shares that we and the selling stockholders are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. Of the remaining shares, 59,975,922 shares are currently restricted as a result of securities laws or 180-day lock-up agreements (which may be waived, with or without notice, by BofA Securities, Inc. and J.P. Morgan Securities LLC but will be able to be sold beginning 180 days after this offering, unless held by one of our affiliates, in which case the resale of those securities will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market, subject to volume limitations applicable to affiliates and the lock-up agreements referred to above.

Our directors, officers and principal stockholders have significant voting power and may take actions that may not be in the best interests of our other stockholders.

After this offering, our officers, directors and principal stockholders each holding more than 5% of our common stock, collectively, will control approximately 45.9% of our outstanding common stock. As a result, these stockholders, if they act together, have significant influence over the management and affairs of our company and matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of us or our assets, and might affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other stockholders.

We will have broad discretion in the use of proceeds of this offering designated for working capital and general corporate purposes.

We intend to use the net proceeds from this offering for working capital and general corporate purposes, which may include the repayment of indebtedness, and to fund future acquisitions (if any). Within those categories, we have not determined the specific allocation of the net proceeds of this offering. Our management will have broad discretion over the use and investment of the net proceeds of this offering within those categories. Accordingly, investors in this offering have only limited information concerning management’s specific intentions and will need to rely upon the judgment of our management with respect to the use of proceeds.

We expect to incur significant additional costs as a result of being a public company, which may adversely affect our business, financial condition and results of operations.

Upon completion of this offering, we expect to incur costs associated with corporate governance requirements that will become applicable to us as a public company, including rules and regulations of the SEC, under the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and the Exchange Act, as well as the rules of the Nasdaq. These rules and regulations are expected to significantly increase our accounting, legal and financial compliance costs and make some activities more time-consuming. We also expect these rules and regulations to make it more expensive for us to maintain directors’ and officers’ liability insurance. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Accordingly, increases in costs incurred as a result of becoming a publicly traded company may adversely affect our business, financial condition and results of operations.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal controls over financial reporting and any failure to maintain the adequacy of these internal controls may adversely affect investor confidence in our Company and, as a result, the value of our common stock.

To comply with the requirements of being a public company, we will need to undertake various actions, including implementing new internal controls and procedures and hiring new accounting or internal audit staff. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that information required to be disclosed in reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, is accumulated and communicated to our principal executive and financial officers. Our current controls and any new controls that we develop may become inadequate and weaknesses in our internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls when we become subject to this requirement could negatively affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we may be required to include in our periodic reports we will file with the SEC under Section 404 of the Sarbanes-Oxley Act, harm our operating results, cause us to fail to meet our reporting obligations or result in a restatement of our prior period financial statements. In the event that we are not able to demonstrate compliance with the Sarbanes-Oxley Act, that our internal control over financial reporting is perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and the price of our common stock could decline. In addition, if we are unable to continue to meet these requirements, we may be unable to remain listed on the Nasdaq.

Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of our second annual report or the first annual report required to be filed with the SEC following the date we are no longer an “emerging growth company,” as defined in the JOBS Act, depending on whether we choose to rely on exemptions set forth in the JOBS Act.

We have identified a material weakness in our internal control over financial reporting. If we fail to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in our company.

In connection with the audit of our financial statements for fiscal year 2019 and 2018, we have identified a material weakness in our internal control over financial reporting, as defined in the standards established by the PCAOB. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to a lack of sufficient technical accounting resources. Control deficiencies that aggregate to the material weakness relating to a lack of sufficient technical accounting resources included controls related to (1) determination of the functional currency and foreign currency translation, (2) accounting for uncertain tax positions and income taxes, (3) purchase accounting, among others. Control deficiencies relating to a lack of sufficient technical accounting resources also included insufficient resources for the timely review of certain accounting analyses and associated journal entries, and of the financial statement and disclosure preparation process. In aggregate we have deemed these deficiencies to be a material weakness.

We are currently evaluating a number of steps to enhance our internal control over financial reporting and address this material weakness, including hiring of additional financial reporting personnel with technical accounting and financial reporting experience, and enhancing our internal review procedures related to the financial reporting process.

We cannot be certain that our remedial efforts will be sufficient enough to address the material weakness or that other material weaknesses and control deficiencies will not be discovered in the future. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence or delisting and cause the market price of our common stock to decline.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, that:

•

our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•

our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

•	our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

a special meeting of stockholders may be called only by the chairperson of our board of directors, our chief executive officer, president or our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	our board of directors may alter provisions of our bylaws without obtaining stockholder approval;

•

the approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors is required to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

•

stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of our company; and

•

our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we will be incorporated in Delaware, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative form, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on our behalf; (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders owed to us or our stockholders; (iii) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws (as either may be amended from time to time); or (iv) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation.

Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any claim for which the federal courts have exclusive jurisdiction. Our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. If any such action is filed in a court other than a court located within the State of Delaware (a “foreign action”) in the name of any stockholder, such stockholder will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder.

This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Because we may not pay any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, may be your sole source of gain.

We have paid cash dividends on our capital stock in the past but cannot guarantee that we will continue to do so in the future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, any contractual restrictions, our indebtedness, restrictions imposed by applicable law and other factors our board of directors deems relevant. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

If a trading market for our common stock develops, the trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline and result in the loss of all or a part of your investment in us.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $89.2 million, based upon the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us will be approximately $110.1 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share would increase (decrease) the net proceeds that we receive from this offering by approximately $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $14.9 million, assuming that the assumed initial public offering price remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our shareholders. We intend to use the net proceeds for working capital and other general corporate purposes, which may include the repayment of indebtedness, and to fund future acquisitions (if any).

As of July 31, 2020, we had no borrowings outstanding under our revolving credit facility and borrowings of approximately $169.3 million outstanding under our term loans, comprised of Term Loan A-1 and Term Loan A-2. The revolving credit facility and Term Loan A-1 mature in October 2023 and the Term Loan A-2 matures in October 2025. Borrowings under the term loans and the revolving credit facility bear interest at a spread over the London Interbank Offered Rate, or LIBOR, ranging from 1.50% to 2.75% depending on our leverage ratio. As of July 31, 2020, the interest rate on Term Loan A-1 was 1.93%, the interest rate on Term Loan A-2 was 2.43% and the interest rate on the revolving credit facility was 1.93%.

We will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

As described above, we may use net proceeds from this offering to repay indebtedness. Affiliates of some of the underwriters participating in this offering are lenders under our revolving credit facility and term loan facilities. To the extent that net proceeds from this offering are used to repay any of our indebtedness that is held by any of the underwriters or their respective affiliates, those underwriters and/or affiliates, as applicable, will receive proceeds from this offering through the repayment of that indebtedness. For additional information, see “Use of Proceeds” and “Underwriting—Other Relationships” in this prospectus.

DIVIDEND POLICY

We paid dividends of $0.09 per share in fiscal 2018, $0.09 per share in fiscal 2019 and $0.12 per share during the first nine months of fiscal 2020. On September 2, 2020, our board of directors authorized a dividend of $0.09 per share of outstanding common stock, which was paid on September 15, 2020 to stockholders of record as of September 2, 2020. We intend to evaluate our dividend policy in future years depending on the cash position of our company and alternate uses for capital.

CAPITALIZATION

The following table sets forth cash and cash equivalents, as well as our capitalization, as of July 31, 2020:

•	on an actual basis; and

•

on an as adjusted basis to give effect to the issuance and sale by us of 6,250,000 shares of common stock in this offering, the receipt of the net proceeds from our sale of these shares at an assumed initial public offering price of common stock of $16.00 per share, the midpoint of the price range on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Consolidated Financial and Other Data,” “Management Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements included in this prospectus.

	As of July 31, 2020
	Actual	As Adjusted(1)
	(U.S. dollars in thousands, except share and per share data)
Cash and cash equivalents(2)	$36,518	$125,682

Long term debt, net of current portion	$168,439	$168,439

Shareholders’ equity:
Common stock: $0.001 par value, 1,000,000,000 shares authorized, 63,100,922 shares issued and outstanding, actual; 69,350,922 shares issued and outstanding, as adjusted	63	69
Additional paid-in capital	140,876	230,034
Notes receivable from stockholders	(44)	(44)
Accumulated other comprehensive loss	(258)	(258)
Retained earnings	237,976	237,976

Total shareholders’ equity	378,613	467,777

Total capitalization	$547,052	$636,216

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of our common stock of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) as adjusted amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by approximately $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) as adjusted amount of cash and cash equivalents, common stock and additional paid-in capital, total shareholders’ equity and total capitalization by approximately $14.9 million, assuming that the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Does not include $1.5 million of restricted cash and investments as of July 31, 2020.

The table above does not include (i) 9,880,190 shares authorized pursuant to our 2020 Plan or (ii) outstanding options to purchase 1,725,500 shares under our 2003 Plan at a weighted average price per share of $13.56.

The table above assumes no exercise by the underwriters of their option to purchase 1,406,250 additional shares of common stock from us to cover overallotments, if any.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of our common stock in this offering exceeds the pro forma net tangible book value per share of our common stock after this offering. Our net tangible book value as of July 31, 2020 was $302.2 million. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock deemed to be outstanding at that date.

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our common stock after this offering.

As adjusted net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock, after giving effect to this offering. Our as adjusted net tangible book value as of July 31, 2020 would have been approximately $391.4 million, or $5.64 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $0.85 per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of approximately $10.36 per share to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of our common stock. The following table illustrates this dilution:

Assumed initial public offering price per share		$16.00
Net tangible book value per share as of July 31, 2020 before this offering	$4.79
Increase in net tangible book value per share attributable to new investors	$0.85

As adjusted net tangible book value per share after this offering		$5.64

Dilution per share to investors in this offering		$10.36

A $1.00 increase (decrease) in the assumed initial public offering price of common stock of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease), our as adjusted net tangible book value per share after this offering by $0.09, and would increase (decrease) dilution per share to new investors in this offering by $0.91, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) our as adjusted net tangible book value per share after this offering by approximately $0.14 per share and decrease (increase) the dilution to new investors by approximately $0.14 per share, assuming that the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters fully exercise their option to purchase additional shares and all such shares are sold by us, as adjusted net tangible book value after this offering would increase to approximately $5.83 per share, and there would be an immediate dilution of approximately $10.17 per share to investors in this offering.

In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Furthermore, we may choose to issue common stock as part or all of the consideration in acquisitions of other companies and as part of our planned growth and acquisition strategy. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

The following table shows, as of July 31, 2020, after giving effect to this offering, the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share by existing shareholders and by new investors purchasing common stock in this offering at an assumed initial public offering price of $16.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us (in thousands, except shares, per share amounts, and percentages):

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	63,100,922	91%	$140,939	58%	$2.23

New investors	6,250,000	9	100,000	42	$16.00

Total	69,350,922	100%	$240,939	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all shareholders by approximately $5.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above table and discussion excludes (i) 9,880,190 shares of common stock reserved for future grant or issuance under our 2020 Plan or (ii) outstanding options to purchase 1,725,500 shares under our 2003 Plan at a weighted average price per share of $13.56.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing shareholders would own 89% and the investors purchasing shares of our common stock in this offering would own 11% of the total number of shares of our common stock outstanding immediately after completion of this offering.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables present consolidated financial and other data. The consolidated balance sheet, income, and cash flow data as of and for the fiscal years ended October 31, 2018 and October 31, 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet, income, and cash flow data as of and for the nine months ended July 31, 2019 and 2020 from our unaudited interim condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited interim condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of the interim condensed consolidated financial statements.

You should read this data together with our audited consolidated financial statements and related notes, as well as the information under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. Our historical results are not necessarily indicative of our future results, and results for any interim period below are not necessarily indicative of results for the full year.

	Fiscal Year Ended		Nine Months Ended
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2019	July 31, 2020
Statement of Comprehensive Income Data:
Net sales	$859,887	$883,301	$651,627	$655,527
Cost of sales	805,931	728,626	539,640	570,440

Gross profit	53,956	154,675	111,987	85,087
Selling, general and administrative expenses	35,235	48,168	37,467	39,378

Operating income	18,721	106,507	74,520	45,709
Interest expense	(5,396)	(10,320)	(8,028)	(5,461)
Equity method income	12,433	3,359	486	1,640
Impairment of equity method investment			—	(21,164)
Remeasurement gain on acquisition of equity method investee	62,020	—	—	—
Other income (expense), net	908	(3,549)	(2,159)	(251)

Income before income tax expense	88,686	95,997	64,819	20,473
Income tax expense	16,245	24,298	16,991	10,431

Net income	$72,441	$71,699	$47,828	$10,042

Net income per share:
Basic	$1.37	$1.13	$0.75	$0.16
Diluted	$1.37	$1.13	$0.75	$0.16

	As of
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	July 31, 2020
Consolidated Balance Sheet Data:
Cash and cash equivalents	$26,314	$64,008	$36,518
Total assets	621,773	689,449	697,747
Long-term debt, net of current portion	192,404	174,034	168,439
Capital leases, net of current portion	2,800	4,561	3,836
Total shareholders’ equity	313,451	379,033	378,613

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with “Selected Consolidated Financial and Other Data” and our consolidated financial statements and notes thereto that appear elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to, those presented under “Risks related to our business” included in this prospectus.

Overview

We are a world leader in sourcing, producing and distributing fresh avocados, serving retail, wholesale and foodservice customers in over 25 countries. We source, produce, pack and distribute avocados to our customers and provide value-added services including ripening, bagging, custom packing and logistical management. In addition, we provide our customers with merchandising and promotional support, insights on market trends and training designed to increase their retail avocado sales. Our operations consist of four packing facilities in the United States, Mexico and Peru, 11 distribution and ripening centers across the U.S., Canada, China and the Netherlands, as well as three sales offices in the U.S., China and the Netherlands. We own over 10,000 acres in Peru, of which over 8,300 acres are currently producing primarily avocados, and the remaining are greenfields that we intend to plant and harvest over the next few years. Since our founding in 1983, we have focused on long-term growth, innovation and strategic investments in our business, and reliable execution in our commitments to suppliers and customers.

We source and pack avocados primarily from Mexico, California and Peru, in addition to Colombia, Guatemala and Chile. By utilizing our own land and our relationships with thousands of third-party growers, we have access to complementary growing seasons, and are thus able to provide our customers with year-round supply. Our diversified sourcing also mitigates the impact of periodic, geographically-specific disruptions. Our packing facilities are among the largest in the world, both in terms of square footage and volume processed, and have advanced systems such as optical grading and sorting technology that analyzes and grades each piece of fruit and enables us to select fruit for our customers based on specifications. These facilities also enable us to control local supply logistics in the areas from which we source avocados.

We have developed a sophisticated global distribution network to transport avocados efficiently from our packing facilities to our customers around the world. We have invested in and manage the cold chain and other key logistics to ensure the fruit arrives to the customer in the optimal condition and level of ripeness. The U.S. is our largest market, where our ripening and distribution centers enable us to store and ripen avocados in close proximity to our highest volume customers nationwide. As a result, we are able to quickly fill our customers’ orders and adapt to their volume and ripeness preferences. Our dependability in delivering high quality avocados has led to long-term relationships with retail and foodservice customers.

The operating results of our businesses are significantly impacted by the price and volume of avocados we farm, source and distribute. In addition, our results have been, and will continue to be, affected by quarterly and annual fluctuations due to a number of factors, including but not limited to pests and disease, weather patterns, changes in demand by consumers, food safety advisories, the timing of the receipt, reduction, or cancellation of significant customer orders, the gain or loss of significant customers, the availability, quality and price of raw materials, the utilization of capacity at our various locations and general economic conditions.

We have two operating segments, which are also reporting segments. These reporting segments are Marketing and Distribution and International Farming. Our Marketing and Distribution reporting segment sources fruit from growers and then distributes the fruit through our global distribution network. Our International Farming segment owns and operates avocado orchards (principally located in Peru) that supply our

Marketing and Distribution segment with a stable supply of avocados. Substantially all of the avocados produced by our International Farming segment are sold to our Marketing and Distribution segment. Our International Farming segment represents the operations of Grupo Arato, which was accounted for under the equity method of accounting until we consolidated the entity on September 20, 2018.

Factors Impacting our Results

Grupo Arato and Moruga, Inc. SAC

On September 20, 2018, we acquired the remaining 50% of the outstanding capital stock of Grupo Arato held by a third party and an additional 30% of outstanding capital stock of Moruga Inc. SAC (“Moruga”) held by the same third-party. Grupo Arato owns and operates avocado farms and processing facilities in Peru and Moruga operates blueberry farming and processing facilities in Peru. The total consideration paid by us amounted to $163.1 million to acquire the additional interests in Grupo Arato and Moruga, which included cash consideration of $11.1 million, a short-term note payable of $40.0 million, and the issuance of shares of common stock determined to be $112.0 million. Following the acquisition, the results of operations of Grupo Arato were consolidated and we ceased to record equity income for Grupo Arato. Subsequent to our acquisition of an additional 30% interest in Moruga, we continue to account for this investment in Moruga under the equity method of accounting because we do not have a controlling financial interest in the entity.

During the second quarter of fiscal 2020, industry wide production information regarding the 2019-2020 blueberry harvest in Peru became available, indicating that there is greater competition and expansion by competitors than what we were previously expecting. We believe that the increase in supply due to expansion will result in a reduction in pricing over the long-term. As a result of this factor, among others, we lowered our long-term revenue and profitability forecasts of Moruga during the second quarter of fiscal 2020, and concluded that the reduction in the forecasted revenues was an indicator of impairment. As a result, we tested our investment in Moruga for impairment and concluded that the estimated fair value of the investment in Moruga was less than the carrying value of the investment. Due to the change in long-term pricing and revenue expectations, we concluded that the impairment is other-than-temporary. We recorded an impairment charge of $21.2 million to reduce the carrying balance of the investment to its estimated fair value of $22.2 million during the second quarter of fiscal 2020.

Currency

Our financial reporting currency is the U.S. dollar and the functional currency of our subsidiaries is the U.S. Dollar and substantially all of our sales are denominated in U.S. dollars. A significant portion of our purchases of avocados are denominated in the Mexican Peso and a significant portion of our growing and harvesting costs are denominated in Peruvian Soles. Fluctuations in the exchange rates between the U.S. Dollar and these local currencies usually do not have a significant impact on our gross margin because the impact affects our pricing by comparable amounts. Our margin exposure to exchange rate fluctuations is short-term in nature, as our sales price commitments are generally limited to less than one month and orders can primarily be serviced with procured inventory. Over longer periods of time, we believe that the impact exchange rate fluctuations will have on our cost of goods sold will largely be passed on to our customers in the form of higher or lower prices.

Recent Developments

COVID-19 Pandemic Impact

The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets. Government imposed closures and shelter-in-place orders across our key global markets have created volatility in supply and demand conditions. We have successfully implemented contingency plans throughout our operations in the U.S., Mexico and Peru in response to these dynamic market conditions. We believe that we are well positioned for the future as we continue to navigate the crisis and prepare for an eventual return to a more normal operating environment.

The COVID-19 pandemic began to have an adverse impact on our operating results during March, resulting in cancelled orders and altered customer buying patterns. The effects of the pandemic were most pronounced with our foodservice customer base. However, we have managed the COVID-19 pandemic thus far with minimal disruption to our overall business. In response to the COVID-19 disruptions, we have implemented a number of measures to protect the health and safety of our workforce. These measures include restrictions on non-essential business travel, the institution of work-from-home policies wherever feasible and the implementation of strategies for workplace safety at our facilities. We are unsure of the degree to which the pandemic will impact our future performance. The extent of the impact will depend on numerous factors, including the duration and spread of the pandemic and related government restrictions, which are uncertain and cannot be predicted.

Results of Operations

Comparison of Nine Months ended July 31, 2019 and 2020

The following table sets forth our results of operations for the nine months ended July 31, 2019 and 2020, and as a percentage of sales.

	Nine Months Ended
	July 31, 2019		July 31, 2020
(U.S. dollars in thousands)	Dollar	Percent	Dollar	Percent
Net sales	$651,627	100.0%	$655,527	100.0%
Cost of sales	539,640	82.8	570,440	87.0

Gross profit	111,987	17.2	85,087	13.0
Selling, general and administrative expenses	37,467	5.7	39,378	6.0

Operating income	74,520	11.4	45,709	7.0
Interest expense	(8,028)	(1.2)	(5,461)	(0.8)
Equity method income	486	0.1	1,640	0.3
Impairment of equity method investment	—	—	(21,164)	(3.2)
Other expense, net	(2,159)	(0.3)	(251)	—

Income before income tax expense	64,819	9.9	20,473	3.1
Income tax expense	16,991	2.6	10,431	1.6

Net income	$47,828	7.3%	$10,042	1.5%

Net Sales

Our net sales are generated predominantly from the shipment of fresh avocados to retail, wholesale and foodservice customers worldwide. Our net sales are affected by numerous factors, including mainly the balance between the supply of and demand for our produce and competition from other fresh produce companies. Our net sales are also dependent on our ability to supply a consistent volume and quality of fresh produce to the markets we serve.

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Net Sales:
Marketing & Distribution	$644,639	$644,968	$329	0.1%
International Farming	6,988	10,559	3,571	51.1

Total Net Sales	$651,627	$655,527	$3,900	0.6%

Net sales increased slightly for the nine months ended July 31, 2020 compared to the same period last year as higher volume of fresh avocados was largely offset by lower average per unit sales prices. The overall volume increase was driven primarily by higher industry supply and growing market share in our California source markets. Average price decreases were concentrated in the third quarter of fiscal 2020 due primarily to strong industry supply conditions relative to the prior year period in California and Peru.

Gross Profit

Costs of sales is composed primarily of avocado procurement costs from independent growers and packers, logistic costs, packaging costs, labor, costs associated with cultivation (the cost of growing crops), harvesting and depreciation. Avocado procurement costs from third-party suppliers can vary significantly between and within fiscal years and correlate closely with market prices for avocados. While we have long-standing relationships with our growers and packers, we predominantly purchase fruit on a daily basis at market rates. As such, the cost to procure products from independent growers can have a significant impact on our costs.

Logistics costs include land and sea transportation and expenses related to port facilities and distribution centers. Land transportation costs consist primarily of third-party trucking services to support North American distribution, while sea transportation cost consists primarily of third-party shipping of refrigerated containers from supply markets in South and Central America to demand markets in North America, Europe and Asia. Variations in containerboard prices, which affect the cost of boxes and other packaging materials, and fuel prices can have an impact on our product cost and our profit margins. Variations in the production yields, and other input costs also affect our cost of sales.

In general, changes in our volume of products sold can have a disproportionate effect on our gross profit. Within any particular year, a significant portion of our cost of products are fixed, particularly in our International Farming segment. Accordingly, higher volumes processed through packing and distribution facilities or produced on company-owned farms directly reduce the average cost per pound of fruit grown on company owned orchards, while lower volumes directly increase the average cost per pound of fruit grown on company owned orchards.

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Gross profit	$111,987	$85,087	$(26,900)	(24.0)%
Gross profit percentages	17.2%	13.0%

Gross profit decreased during the nine months ended July 31, 2020 compared to the same period last year as a result of lower gross margin percentage partially offset by higher sales volumes. The decrease in gross margin percentage was due primarily to the benefit of abnormally low costs of acquiring fruit from third-parties experienced in the first quarter of fiscal 2019 when compared with third-party fruit costs incurred during the first quarter of fiscal 2020. The market conditions experienced during the early part of fiscal 2019 were non-recurring in nature, as customer prices remained steady despite significant declines in fruit costs incurred due to the instability of supply from Mexico. The abnormally low third-party fruit costs did not persist throughout the entire year. In addition, gross profit in the International Farming segment was negatively impacted by lower sales pricing during the third quarter of fiscal 2020. The lower sales pricing was due to overall supply conditions during the third quarter resulting from large industry volumes from California and Peru relative to the prior year period.

Selling, general and administrative expenses

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Selling, general and administrative expense	$37,467	$39,378	$1,911	5.1%

Selling, general and administrative expenses primarily include the costs associated with selling, advertising and promotional expenses, professional fees, general corporate overhead and other related administrative functions. Selling, general and administrative expenses increased during the nine months ended July 31, 2020 compared to the same period last year due to organizational costs incurred for the establishment of farming operations in Guatemala and higher professional service and consulting fees in 2020.

Interest expense

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Interest expense	$8,028	$5,461	$(2,567)	(32.0)%

Interest expense consists primarily of interest on borrowings under working capital facilities that we maintain and interest on other long-term debt used to make capital and equity investments. Our interest expense decreased in the nine months ended July 31, 2020 compared to the same period last year due to a combination of lower interest rates and lower average debt balances. A substantial portion of our debt has variable interest rates that are based on LIBOR, which has declined significantly since fiscal 2019. Reduction in average debt balances is due to principal payments of existing long-term debt as well as prepayments of term debt that were made in fiscal 2019.

Equity method income and impairment of equity method investment

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Equity method income	$486	$1,640	$1,154	237.4%
Impairment of equity method investment	$—	$(21,164)	$(21,164)	—%

Equity method income is primarily generated by earnings or losses from our investments in Henry Avocado, Moruga and Shanghai Mr Avocado Ltd. Stronger performance during the nine months ended July 31, 2020 compared to the same period last year was due to the pairing of losses within Shanghai Mr Avocado Ltd due to improved margins on sales in China and within Moruga due to the timing of blueberry harvests in Peru.

During the second quarter of fiscal 2020, industry wide production information regarding the 2019-2020 blueberry harvest in Peru became available, indicating that there is greater competition and expansion by competitors than what we were previously expecting. We believe that the increase in supply due to expansion will result in a reduction in pricing over the long-term. As a result of this factor, among others, we lowered our long-term revenue and profitability forecasts of Moruga during the second quarter of fiscal 2020, and concluded that the reduction in the forecasted revenues was an indicator of impairment. As a result, we tested our investment in Moruga for impairment and concluded that the estimated fair value of the investment in Moruga was less than the carrying value of the investment. Due to the change in long-term pricing and revenue expectations, we concluded that the impairment is other-than-temporary. We recorded an impairment charge of $21.2 million to reduce the carrying balance of the investment to its estimated fair value of $22.2 million during the second quarter of fiscal 2020.

Other expense, net

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Other expense, net	$2,159	$251	$(1,908)	(88.4)%

Other expense, net, primarily consists of interest income, currency exchange gains or losses, interest rate derivative gains or losses and other miscellaneous income and expense items. Other expense, net, decreased during the nine months ended July 31, 2020 compared to the same period last year primarily due to foreign currency gains resulting from the weakening of the Mexican peso exchange rate relative to the US dollar. These gains are partially offset by higher levels of unrealized losses on interest rate contracts driven by market movements in short-term interest rates during the fiscal 2020 period.

Income tax expense

	Nine Months Ended		Variance
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020	Dollar	Percent
Income tax expense	$16,991	$10,431	$(6,560)	(38.6)%

Income tax expense decreased during the nine months ended July 31, 2020 compared to the same period last year due to lower pre-tax income. The Company’s effective tax rate for the nine months ended July 31, 2019 and 2020 was 26.2% and 51.0%, respectively. The income tax rate for the comparative periods is different than the federal statutory rate primarily because income attributable to foreign jurisdictions is taxed at different rates than the federal statutory rate, changes in foreign exchange rates taxable in foreign jurisdictions, state taxes, nondeductible expense and changes in uncertain tax positions. The increase in the effective tax rate in fiscal 2020 is primarily due to a valuation allowance of $4.9 million that was established against the deferred tax asset that was generated from the impairment of Moruga. In addition, we reported discrete tax expense of $2.3 million related to foreign exchange gains recorded in our Mexico subsidiary that are eliminated in consolidation. These expenses were partially offset by a discrete tax benefit of $1.2 million recorded related to net operating loss carrybacks that can be applied to higher tax rate years as a result of enactment of the Coronavirus Aid, Relief and Economic Security (“CARES”) Act in March 2020.

Segment Results of Operations

We evaluate and monitor segment performance for our Marketing and Distribution segment and our International Farming segment primarily through Adjusted EBITDA. We believe that segment Adjusted EBITDA provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each reportable segment in relation to our company as a whole. Adjusted EBITDA is not defined under U.S. GAAP and should not be considered in isolation or as a substitute for net income or cash flow measures prepared in accordance with U.S. GAAP or as a measure of our profitability. Additionally, our computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because not all companies calculate Adjusted EBITDA in the same manner.

Net sales from each of our reportable segments were as follows:

	Nine Months Ended July 31, 2019			Nine Months Ended July 31, 2020
(U.S. dollars in thousands)	Marketing & Distribution	International Farming	Total	Marketing & Distribution	International Farming	Total
Third party sales	$644,639	$6,988	$651,627	$644,968	$10,559	$655,527
Affiliated sales	—	65,477	65,477	—	49,212	49,212

Total segment sales	$644,639	$72,465	$717,104	$644,968	$59,771	$704,739
Intercompany eliminations	—	(65,477)	(65,477)	—	(49,212)	(49,212)

Total net sales	$644,639	$6,988	$651,627	$644,968	$10,559	$655,527

Adjusted EBITDA for each of our reporting segments is as follows:

	Nine Months Ended
(U.S. dollars in thousands)	July 31, 2019	July 31, 2020
Marketing & Distribution Adjusted EBITDA	$67,820	$48,821
International Farming Adjusted EBITDA	18,418	10,658

Total Reportable Segment Adjusted EBITDA	$86,238	$59,479

Net Income	$47,828	$10,042
Interest expense	8,028	5,461
Income taxes	16,991	10,431
Depreciation and amortization	11,718	12,635
Equity method income	(486)	(1,640)
Impairment of equity method investment	—	21,164
Other income (expense), net	2,159	251
Share-based compensation	—	1,135

Adjusted EBITDA	$86,238	$59,479

Marketing and Distribution

Sales were nearly flat within our Marketing & Distribution segment for the nine months ended July 31, 2020 when compared to the nine months ended July 31, 2019 as a 9% increase in the volume of fresh avocados sold was offset by a 7% decrease in average per unit sales prices. The overall volume increase for the nine months ended July 31, 2020 when compared to the nine months ended July 31, 2019 was driven primarily by higher industry supply and growing market share in our California source markets. Average price decreases were concentrated in the third quarter of fiscal 2020 due primarily to strong industry supply conditions relative to prior year in California and Peru.

The decrease in Adjusted EBITDA for the nine months ended July 31, 2020 compared to the same period last year for Marketing and Distribution is primarily attributable to a lower gross profit per pound of avocados sold when compared to the comparable prior year period. The decrease in gross margin was due primarily to the benefit of abnormally low third-party fruit costs during the first quarter of fiscal 2019. The market conditions experienced in the prior year period were non-recurring in nature, as customer prices remained steady despite significant declines in fruit costs due to the instability of supply from Mexico.

International Farming

The decrease in segment sales for International Farming for the nine months ended July 31, 2020 compared to the same period last year is due to lower average pricing on affiliated avocado sales. Lower pricing is correlated to lower average sales pricing realized on Marketing & Distribution sales during the third quarter of fiscal 2020. The avocado harvest season for our Peruvian farms typically runs from April through August of each year and, as such, the affiliated sales of International Farming are concentrated during this timeframe. The increase in net sales for International Farming for the nine months ended July 31, 2020 compared to the same period last year is due primarily to higher avocado packing service revenues provided to third-party growers driven by higher volumes.

The decrease in Adjusted EBITDA for International Farming for the nine months ended July 31, 2020 compared to the same period last year is attributed primarily to lower sales pricing during the third quarter of fiscal 2020. The lower sales pricing was due to overall supply conditions during the third quarter resulting from large industry volumes from California and Peru relative to prior year. Adjusted EBITDA for International Farming is generally concentrated in the third and fourth quarters of our fiscal year in alignment with the harvest season for avocados in Peru.

Comparison of the Years Ended October 31, 2018 and 2019

The following table sets forth our results of operations for fiscal 2018 and fiscal 2019 and as a percentage of sales.

	Fiscal Year Ended
	October 31, 2018		October 31, 2019
(U.S. dollars in thousands)	Dollar	Percent	Dollar	Percent
Net sales	$859,887	100.0%	$883,301	100.0%
Cost of sales	805,931	93.7	728,626	82.5

Gross profit	53,956	6.3	154,675	17.5
Selling, general and administrative expenses	35,235	4.1	48,168	5.5

Operating income	18,721	2.2	106,507	12.1
Interest expense	(5,396)	(0.6)	(10,320)	(1.2)
Equity method income	12,433	1.4	3,359	0.4
Remeasurement gain on acquisition of equity method investee	62,020	7.2	—	0.0
Other income (expense), net	908	0.1	(3,549)	(0.4)

Income before income tax expense	88,686	10.3	95,997	10.9
Income tax expense	16,245	1.9	24,298	2.8

Net income	$72,441	8.4%	$71,699	8.1%

Net Sales

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Net sales:
Marketing and Distribution	$858,529	$873,665	$15,136	1.8%
International Farming	1,358	9,636	8,278	609.6

Total net sales	$859,887	$883,301	$23,414	2.7%

The increase in net sales was primarily due to an increase in the average sales price per pound of 18% compared to fiscal 2018. The increase in average sales price per pound was partially offset by a 13% decrease in volume of avocados sold due primarily to lower industry supply conditions. We attribute much of the increase in price to the strong consumer demand throughout the year and limited industry supply. Industry supply was negatively impacted by weather-related events in Peru and California, while the percentage growth in exportable production from Mexico was lower than prior years. The increase in International Farming net sales is due to the full year impact of consolidating Grupo Arato. Grupo Arato sells virtually all of its fruit to our Marketing and Distribution segment, and its third-party revenues are primarily derived from packing services provided to avocado and blueberry growers in Peru.

Gross Profit

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Gross profit	$53,956	$154,675	$100,719	186.7%
Gross profit as a percentage of net sales	6.3%	17.5%

Fiscal year 2019 performance benefited from increased profit on the sale of avocados sourced from third-party growers that was due to improved efficiency in several key areas across our product sourcing, production and distribution footprint, which helped to complement the favorable market supply conditions and continued strong consumer demand. Fiscal year 2019 gross margins and margin percentage also benefitted from growth in and the full year impact of consolidating Grupo Arato into our International Farming segment, which on average generates a significantly higher gross margin percentage than our historical Marketing and Distribution business.

Selling, general and administrative expenses

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Selling, general and administrative expenses	$35,235	$48,168	$12,933	36.7%

Selling, general and administrative expenses increased in fiscal 2019 primarily due to an increase in accrued management bonuses (approximately $5.5 million due to operating income growth), the full year impact of consolidating Grupo Arato (approximately $7.1 million) and higher professional fees.

Equity method income and remeasurement gain on acquisition of equity method investee

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Equity method income	$12,433	$3,359	$(9,074)	(73.0)%
Remeasurement gain on acquisition of equity method investee	62,020	—	(62,020)	(100.0)%

In fiscal 2018, earnings from our investment in Grupo Arato were accounted for as equity method income through September 2018. In September 2018, we acquired the remaining outstanding capital stock of Grupo Arato, which resulted in a remeasurement gain of $62.0 million recorded during fiscal 2018. In fiscal 2019, our equity method income decreased due to the acquisition and subsequent consolidation of our investment in Grupo Arato (approximately $8.4 million).

Interest expense

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Interest expense	$5,396	$10,320	$4,924	91.3%

Our interest expense increased in fiscal 2019 due to higher average debt balances, principally as a result of the full year impact of the additional borrowings that were used to finance the Grupo Arato acquisition in September 2018.

Other income (expense), net

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Other income (expense), net	$908	$(3,549)	$(4,457)	(490.9)%

Our other income (expense), net, decreased in fiscal 2019 primarily due to unrealized losses on interest rate contracts intended to fix interest rates on long-term debt resulting from declining short-term interest rates as well as foreign currency exchange losses that resulted from a weaker US dollar relative to the Mexican peso over the course of the year. These impacts were partially offset by higher interest income resulting from higher bank balances and the non-recurrence of debt extinguishment costs incurred in fiscal 2018 in relation to debt refinancing performed subsequent to the Grupo Arato acquisition.

Income tax expense

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Income tax expense	$16,245	$24,298	$8,053	49.6%

Income tax expense consist of the consolidation of the tax provisions, computed on a separate entity basis, in each country in which we have operations. We recognize the effects of tax legislation in the period in which the law is enacted. Our deferred tax assets and liabilities are remeasured using enacted tax rates expected to apply to taxable income in the years we estimate the related temporary differences to reverse. Realization of deferred tax assets is dependent upon future earnings, the timing and amount of which are uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.

The Tax Cuts and Jobs Act (the “Tax Act”), enacted on December 22, 2017, among other things, permanently lowered the statutory federal corporate tax rate from 35% to 21%, effective for tax years including or beginning January 1, 2018. Although in the normal course of business the Company is required to make estimates and assumptions for certain tax items which cannot be fully determined at period end, the Company did not identify items for which the income tax effects of the Tax Act have not been completed as of October 31, 2018 and, therefore, considers its accounting for the tax effects of the Tax Act on its deferred tax assets and liabilities to be complete as of October 31, 2018.

Income tax expense increased in fiscal 2019 due to a combination of higher pre-tax income and a higher effective tax rate. The effective tax rate increased from 18.3% in fiscal 2018 to 25.3% in fiscal 2019 primarily due to the following non-recurring items in 2018: favorable impact of remeasuring net deferred tax assets and liabilities at newly enacted tax rates and the net tax benefit related to the application of the transition tax on accumulated foreign earnings due to the favorable impact of foreign tax credits.

Segment Results of Operations

Net sales from each of our reportable segments were as follows:

	Fiscal Year Ended October 31, 2018			Fiscal Year Ended October 31, 2019
(U.S. dollars in thousands)	Marketing & Distribution	International Farming	Total	Marketing & Distribution	International Farming	Total
Third party sales	$858,529	$1,358	$859,887	$873,665	$9,636	$883,301
Affiliated sales	—	—	—	—	80,676	80,676
Equity method sales	—	36,534	36,534	—	—	—

Total segment sales	$858,529	$37,892	$896,421	$873,665	$90,312	$963,977
Intercompany eliminations	—	—	—	—	(80,676)	(80,676)
Equity method eliminations	—	(36,534)	(36,534)	—	—	—

Total net sales	$858,529	$1,358	$859,887	$873,665	$9,636	$883,301

The table above includes affiliated sales between the International Farming segment and the Marketing and Distribution segment, which are eliminated in the intercompany eliminations noted above. In addition, during the year ended October 31, 2018, the table above includes our proportionate 50% share of the International Farming segment sales while Grupo Arato was being accounted for as an equity method investment, which are identified as equity method sales in the table above.

Adjusted EBITDA for each of our reporting segments is as follows:

	Fiscal Year Ended		Variance
(U.S. dollars in thousands)	October 31, 2018	October 31, 2019	Dollar	Percent
Marketing and Distribution Adjusted EBITDA	$28,279	$87,956	$59,677	211.0%
International Farming Adjusted EBITDA	14,825	35,017	20,192	136.2

Total Adjusted EBITDA	$43,104	$122,973	$79,869	185.3%

Net income	$72,441	$71,699	$(742)	(1.0)%
Interest expense	5,396	10,320	4,924	91.3
Income tax expense	16,245	24,298	8,053	49.6
Depreciation and amortization	9,440	16,466	7,026	74.4
Equity method income(1)	(12,433)	(3,359)	9,074	(73.0)
Remeasurement gain on acquisition of equity method investee	(62,020)	—	64,020	(100.0)
Other income (expense), net	(908)	3,549	4,457	(490.9)
Share-based compensation	9	—	(9)	(100.0)

	28,170	122,973	94,803	336.5
Pre-acquisition International Farming Segment Adjusted EBITDA(1)	14,934	—	(14,934)	(100.0)

Total Adjusted EBITDA	$43,104	$122,973	$79,869	185.3%

(1)

Includes results of all of Grupo Arato from November 1, 2017 through September 20, 2018, when we acquired the remaining 50% of this subsidiary. This amount represents our 50% proportionate share of Grupo Arato’s Adjusted EBITDA through September 20, 2018.

During the year ended October 31, 2018, the table above includes our proportionate 50% share of the International Farming segment’s Adjusted EBITDA through September 20, 2018 while Grupo Arato was being accounted for as an equity method investment.

Marketing and Distribution

The increase in net sales for Marketing and Distribution is attributable to the same factors impacting the overall increase in net sales discussed above.

The increase in Adjusted EBITDA for Marketing and Distribution is primarily attributable to a higher gross profit per pound of avocados sold. The higher margin per pound is due to improved efficiency in several key areas across our product sourcing, production and distribution footprint, which helped to complement the favorable market supply conditions and continued strong consumer demand. This increase was partially offset by higher selling, general and administrative expenses that were driven by increases in accrued management bonuses (approximately $5.5 million due to operating income growth).

International Farming

The increase in International Farming net sales is due in part to the full year impact of consolidating Grupo Arato, which was acquired on September 20, 2018. Substantially all of the sales of our International Farming reportable segment are to our Marketing and Distribution reportable segment, and sales to independent third parties are not significant. The International Farming sales prior to September 20, 2018 represent our proportionate 50% share of Grupo Arato’s sales prior to the consolidation of our investment in Grupo Arato. Overall, volumes from our International Farming reporting segment decreased 21% in fiscal 2019 over fiscal 2018 due primarily to weather conditions that negatively impacted production yields, while average sales prices increased by 33% as a result of industry supply shortages.

The increase in Adjusted EBITDA for International Farming is primarily attributable to the full year impact of consolidating the Grupo Arato farming operation. In addition, Adjusted EBITDA benefitted from higher sales prices experienced during fiscal 2019 due to tighter industry supply that more than offset volume reductions due to lower production yields that were caused by weather conditions. Within any particular year, a significant portion of our cost of international farming products are fixed. Accordingly, changes in volumes produced on company-owned farms or average sales prices will have a disproportionate effect on Adjusted EBITDA.

Liquidity and Capital Resources

The following table summarizes our sources and uses of cash over the periods indicated:

	Fiscal Year Ended		Nine Months Ended
(In thousands)	October 31, 2018	October 31, 2019	July 31, 2019	July 31, 2020
Net cash provided by operating activities	$32,669	$92,634	$54,381	$32,930
Net cash used in investing activities	(64,459)	(30,671)	(23,846)	(43,406)
Net cash provided by (used in) financing activities	48,401	(26,791)	(18,169)	(15,808)

Nine Months Ended July 31, 2020 versus 2019

Operating cash flows are seasonal in nature. We typically see increases in non-cash working capital during the first and second quarters of our fiscal year as our supply is predominantly sourced from Mexico under payment terms that are shorter than terms established for other source markets. In addition, we are building our growing crops inventory in our International Farming segment during the first half of our fiscal year for ultimate harvest and sale that will occur during the second half of the fiscal year. While these increases in non-cash working capital can cause operating cash flows to be negative in individual quarters, it is not indicative of operating cash performance that we expect to realize for the full year. This impact was not seen in the first half of fiscal 2019 as a result of the abnormally high gross margins that were non-recurring in nature, the favorable timing of value-added tax refunds in Peru and lower incentive bonus payouts correlated to operating performance in fiscal 2018 versus fiscal 2019.

For the nine months ended July 31, 2020, cash flows provided by operating activities totaled $32.9 million. Cash flows provided by operating activities was driven by an increase in accounts payable and accrued expenses, partially offset by increases in accounts receivable and inventory. The increase in accounts payable and accrued expenses was due to changes in the timing of payments. The increase in accounts receivables is primarily due to higher sales volumes in the preceding period. Increases in inventory are due to accumulated inventory during the off-season of harvest in Peru, substantially offset by lower on-hand volumes of third-party Mexican fruit.

For the nine months ended July 31, 2020, cash flows used in investing activities included property, plant and equipment purchases of $40.4 million and investments in equity method investees of $2.9 million. Property, plant and equipment purchases primarily consisted of construction costs for our new Texas distribution center, farm development and packinghouse expansion in Peru, and the purchase of farmland in California. The equity method investments were made to our Copaltas S.A.S. joint venture to support the purchase of additional farmland in Colombia.

For the nine months ended July 31, 2020, cash used in financing activities related primarily to dividend payments to shareholders of $7.5 million, principal payments on debt and capital lease obligations of $5.4 million, stock repurchases totaling $1.9 million and payments for long-term supplier financing of $1.1 million.

Our principal sources of liquidity are our existing cash balances, cash generated from operations and amounts available for borrowing under our existing credit facilities. We believe that cash flows from operations and availability under our credit facility will be sufficient to satisfy our future capital expenditures, grower recruitment efforts, working capital and other financing requirements for the next twelve months. The credit facility requires us to comply with financial and other covenants, including limitations on investments, capital expenditures, dividend payments, amounts and types of liens and indebtedness, and material asset sales. As of July 31, 2020, we are required to comply with the following financial covenants: (a) a quarterly consolidated leverage ratio of not more than 3.25 to 1.00 and (b) a quarterly consolidated fixed charge coverage ratio of not less than 1.50 to 1.00. As of July 31, 2020, we were in compliance with such covenants.

Fiscal 2019 versus 2018

Fiscal 2019 operating cash flows reflect our net income of $71.7 million, net increase of noncash charges driven primarily from depreciation and amortization, equity method income net of dividends received and unrealized losses on interest rate swaps of $19.1 million and a net increase from changes in the non-cash components of our working capital accounts of approximately $1.9 million. Fiscal 2019 increases in operating cash flows caused primarily by changes in non-cash components of working capital which include a decrease in miscellaneous receivables of $5.5 million, an increase in accounts payable and accrued expenses of $5.2 million, an increase in grower payables of $4.3 million, an increase in income taxes payable of $2.9 million and an increase in other long-term liabilities of $3.1 million, partially offset by an increase in inventory of $12.2 million, an increase in accounts receivable of $2.7 million, an increase in fruit advances of $2.7 million and an increase in prepaid expenses and other current assets of $1.3 million.

Decreases in miscellaneous receivables are primarily attributed to the timing of Peruvian value-added tax refunds in fiscal 2019. The increase in accounts payable and accrued expenses is primarily due to higher incentive accruals driven by strong operating performance. The increase in grower payable primarily reflects an increase in our Mexican avocado grower payable due to higher inventory volumes and prices in October 2019 as compared to October 2018. The increase in income tax payable is attributed to the timing of tax installment payments in our U.S. and Peruvian operations. The increase in other liabilities is due to a long-term grower liability accrued in fiscal 2019 and due to additional accruals of interest and penalties on our uncertain tax positions. The increase in inventory is due to an increase in the volume of avocados on hand and higher average purchase prices as of October 31, 2019 as compared to the prior year combined with additional capitalized farming costs in Peru as a result of more acreage coming into production. The increase in accounts receivable when compared to prior year is primarily due to a shift in the sales mix during the fourth quarter of fiscal 2019 towards domestic customers with longer payment terms. In addition, net sales during the fourth quarter of fiscal 2018 included a larger percentage of sales of Peruvian fruit in Europe for which payment is received shortly after revenue is recognized. The increase in fruit advances is due primarily to seasonal advances provided in fiscal 2019 to suppliers of packed fruit in Mexico. The increase in prepaid expenses and other current assets is primarily attributed to an increase in non-grower supplier advances within our Peruvian operation related to material suppliers and fixed asset procurement.

Fiscal 2019 cash flows used in investing activities include property, plant and equipment purchases of $29.7 million and investments in equity method investees of $1.9 million. Property, plant and equipment purchases primarily consist of farm development and packinghouse expansion in Peru and expansion of distribution capacity in North America. In fiscal 2020, we expect our capital expenditures to be between $85 million and $90 million, primarily related to the acquisition of land and the building of a new distribution facility. Because avocado trees take up to five years to achieve full capacity, it takes several years for our investments to impact our results of operations. These investments are partially offset by repayments of notes receivable of $1.5 million, which is primarily due to the payoff of a related party note attributed to the sale of a former operating facility.

On September 20, 2018, we acquired the remaining 50% of the outstanding capital stock of Grupo Arato held by a third party and an additional 30% of outstanding capital stock of Moruga held by the same third-party. Grupo Arato owns and operates avocado farms and processing facilities in Peru, and Moruga operates blueberry farming and processing facilities in Peru. We acquired the remaining outstanding capital stock of Grupo Arato to gain control of significant volume of fruit at the source, which we can then allocate to global markets and customers in a manner consistent with our financial and strategic objectives. The total consideration paid by us amounted to $163.1 million, which included $158.7 million to acquire the additional interests in Grupo Arato and Moruga, and $4.4 million to settle a pre-existing liability with the existing shareholder. The consideration included cash of $11.1 million, a short-term note payable of $40.0 million and the issuance of shares of our common stock determined to be $112.0 million. The short-term note payable was paid by October 31, 2018.

Cash used in financing activities during fiscal 2019 relates primarily to principal payments on debt and capital lease obligations of $14.6 million, net payments on revolving credit facility of $6.0 million, our dividend payment to shareholders of $5.6 million and payments for the repurchase and retirement of common stock of $0.9 million.

Cash and cash equivalents as of October 31, 2018 was $26.3 million and as of October 31, 2019 was $64.0 million. Our working capital was $88.6 million at October 31, 2018 compared to $126.5 million at October 31, 2019.

In October 2018, we entered a $275 million syndicated credit facility with Bank of America, N.A. as administrative agent and lead bookrunner, proceeds of which were used to payoff existing bank debt and the short-term note payable generated from the acquisition of Grupo Arato. The credit facility is comprised of two term loans totaling $175 million and a revolving credit facility providing up to $100 million in borrowings that will expire in October 2023. The loans are secured by real property, personal property and the capital stock of our subsidiaries. Borrowings under the credit facility bear interest at a spread over LIBOR that varies with our leverage ratio. The credit facility also includes a swing line facility and an accordion feature which allows us to increase the borrowings by up to $125 million, with bank approval. Total credit available under revolving credit agreements was $94 million as of October 31, 2018 and $100 million as of October 31, 2019. The interest rate on the revolving credit facility was 4.29% as of October 31, 2018 and 3.54% as of October 31, 2019. Under this credit facility, we had $6 million outstanding as of October 31, 2018 and there was nothing outstanding as of October 31, 2019. We pay fees on unused commitments on the credit facility.

As of October 31, 2019, we were required to comply with the following financial covenants: (a) a quarterly consolidated leverage ratio of not more than 3.25 to 1.00 and (b) a quarterly consolidated fixed charge coverage ratio of not less than 1.50 to 1.00. As of October 31, 2019, our consolidated leverage ratio was 1.16 to 1.00 and our consolidated fixed charge coverage ratio was 2.16 to 1.00 and we were in compliance with all such covenants of the credit facility.

The following table summarizes contractual obligations pursuant to which we are required to make cash payments. The information is presented as of October 31, 2019:

	Total	Payments due by period
Contractual Obligations (in thousands)		< 1 year	2-3 years	4-5 years	> 5 years
Long-term debt(1)	$180,955	$6,286	$16,908	$98,882	$58,879
Interest on long-term debt(2)	32,366	7,385	13,879	9,055	2,047
Capital lease commitments	6,695	1,384	2,960	2,269	82
Operating lease commitments	20,990	4,352	5,999	3,889	6,750
Purchase commitments	5,180	5,180	—	—	—

Total	$246,186	$24,587	$39,746	$114,095	$67,758

(1)	In October 2018, we entered into a $275.0 million credit facility, comprised of two term loans totaling $175.0 million and a revolving credit facility for up to $100.0 million.

(2)

Includes interest payments on our credit facility based on rates as of October 31, 2019. The impact of our outstanding floating-to-fixed interest rate swap on the variable rate debt interest payments has been reflected in the interest payments noted above. As a result, approximately $100 million of our variable rate debt under the credit facility has been treated as if it were 4.07% fixed rate debt.

In April 2020, we entered into an agreement with a general contractor to construct a new distribution facility in Laredo, Texas. This facility will support our distribution of Mexican sourced fruit into North American markets and will include border crossing, cold storage and value-added processing capabilities. The total estimated cost of the contract is $41.6 million, of which $7.5 million has been incurred as of July 31, 2020. The project is scheduled for completion in the third quarter of fiscal 2021.

Internal Control over Financial Reporting

In the course of preparing the consolidated financial statements that are included in this prospectus, we and our independent registered public accounting firm has determined that we have a material weakness in our internal control over financial reporting. This material weakness relates to a lack of sufficient technical accounting resources. Control deficiencies that aggregate to the material weakness relating to a lack of sufficient technical accounting resources included controls related to (1) determination of the functional currency and foreign currency translation, (2) accounting for uncertain tax positions and income taxes, and (3) purchase accounting, among others. Control deficiencies relating to a lack of sufficient technical accounting resources also included insufficient resources for the timely review of certain accounting analyses and associated journal entries, and of the financial statement and disclosure preparation process. In aggregate we have deemed these deficiencies to be a material weakness.

In order to remediate this material weakness, we plan to take the following actions:

•

the hiring and continued hiring of additional accounting and finance resources with technical accounting background and public company experience and supplementing our current resources, as necessary, with external technical accounting resources;

•	implementation of additional review controls and processes; and

•	implementation of processes and controls to better identify and manage risks.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of October 31, 2019 nor any period subsequent in accordance with the provisions of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act after the completion of this offering.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, sales and expenses. On an ongoing basis, we re-evaluate all of our estimates, including those related to the areas of customer and grower receivables, inventories, useful lives of property, plant and equipment, promotional allowances, equity income/losses and impairment analysis from unconsolidated entities, goodwill and acquired intangible assets, income taxes and commitments and contingencies. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Additionally, we frequently engage third party valuation experts to assist us with estimates described below. Actual results may materially differ from these estimates under different assumptions or conditions as additional information becomes available in future periods.

We believe the following are the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Investments. We maintain investments in other growers, packers and distributors of avocados located in the United States, Colombia, Peru and China. We account for these non-marketable investments using the equity method of accounting if the investment gives us the ability to exercise significant influence over, but not control, an investee. Significant influence generally exists when we have an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions. We evaluate whether our equity method investments are impaired when certain indications of impairment are present. Although a current fair value below the recorded investment is an indicator of impairment, we recognize an impairment loss on our equity method investments only if the loss in value is deemed to be an other-than-temporary-impairment (“OTTI”). If an impairment of an equity method investment is determined to be other than temporary, we record an impairment charge sufficient to reduce the investment’s carrying value to its fair value, which results in a new cost basis in the investment. The primary factors we consider in our determination of whether declines in fair value are other than temporary are the length of time that the fair value of the investment is below our carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, we consider the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; and our intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. As our assessment of the fair value of our investments and any resulting impairment losses and the timing of when to recognize such charges requires judgment and includes estimates and assumptions, actual results could differ materially from our estimates and assumptions.

During the second quarter of fiscal 2020, we determined that indicators of impairment existed in our Moruga equity method investment. As a result, we tested our investment in Moruga for impairment and concluded that the estimated fair value of the investment in Moruga was less than the carrying value of the investment and recorded an impairment charge. The fair value of the investment is a Level 3 measurement in the fair value hierarchy and we determined the fair value of the investment using a combination of the market approach and the income approach. Refer to Note 5 to the interim unaudited condensed consolidated financial statements included herein for additional information on the key assumptions used to determine the fair value of the investment.

Goodwill. Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. We assess goodwill for impairment on an annual basis during the 4th quarter of each year, and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists by the amount the fair value of a reporting unit to which goodwill has been allocated is less than their respective carrying values. The impairment for goodwill is limited to the total amount of goodwill allocated to the reporting unit. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

Income taxes. We account for deferred tax liabilities and assets for the future consequences of events that have been recognized in our consolidated financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred tax asset, we perform an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset is recorded when it is more likely than not that all or some portion of the deferred tax asset will not be realized.

As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, the liability will be reversed, and we will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, we record additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management’s estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Stock-Based Compensation. We use the fair value recognition method for accounting for stock-based compensation. Under the fair value recognition method, cost is measured at the grant date based on the fair value of the award and is recognized as expense on the straight-line basis over the requisite service period, which is generally the vesting period. Under the fair value recognition method, when vesting is based on the occurrence of certain defined liquidity events, expense relative to such awards is measured based on the grant date fair value of the award and is recorded when the event occurs. The most significant assumption used in the fair value recognition method is the fair value of the award on the date of grant. The fair value of the award is determined by management, with the assistance of a third-party firm, through a discounted cash flow analysis that is supported by a market approach.

On September 20, 2018, we determined the fair value of our common stock to be worth $9.41 per share, and as of October 29, 2019, we determined the fair value of our common stock to be $14.08 per share. The reason for the fair value increase from $9.41 per share to $14.08 per share is primarily due to certain changes in how we have been managed subsequent to September 2018 that resulted in increased profitability in fiscal 2019 and upward revisions to profit margin expectations in future years. Specifically, we made management and personnel changes in our sales and sourcing teams that improved our approach to managing customer requirements that enabled us to better manage volume and margin growth. Additionally, since September 2018, we began taking the necessary steps to prepare for an initial public offering, which included meeting with investment bankers and discussing timing expectations. Because our time to a liquidity event was shorter as of October 29, 2019, and the likelihood of an initial public offering became greater since September 20, 2018, a lower discount for lack of marketability was applied to the estimated fair value of the common stock as of October 29, 2019. The increase in fair value of the common stock considers these factors.

As of March 19, 2020, we determined the fair value of our common stock to be worth $12.63 per share, which represents a decrease in value when compared to the common stock value of $14.08 per share determined as of October 29, 2019. The reason for the decrease in fair value is due in part to the expected financial impact associated with the COVID-19 pandemic. Due to COVID-19 and uncertain market conditions going forward, we revised our near-term projected financial information to reflect potential delays in harvest and consumption and reduced demand. More current farming data also caused us to revise our volume expectations from certain of our Peru operations. Lastly, timing and probability expectations related to an IPO were revised due to external market conditions at the time, causing a longer time to liquidity event and lower probability of IPO as compared to what was anticipated as of October 29, 2019. This resulted in a higher discount for lack of marketability being applied to estimate the fair value of the common stock as of March 19, 2020. The decrease in fair value of the common stock considers these factors.

Recently Issued Accounting Standards

Refer to Note 2 to the Consolidated Financial Statements and the unaudited interim condensed financial statements included herein for information on recently issued accounting standards.

BUSINESS

Introduction

We are a world leader in sourcing, producing and distributing fresh avocados, serving retail, wholesale and foodservice customers in over 25 countries. We source, produce, pack and distribute avocados to our customers and provide value-added services including ripening, bagging, custom packing and logistical management. In addition, we provide our customers with merchandising and promotional support, insights on market trends and training designed to increase their retail avocado sales. Our operations consist of four packing facilities in the United States, Mexico and Peru, 11 distribution and ripening centers across the U.S., Canada, China and the Netherlands, as well as three sales offices in the U.S., China and the Netherlands. We own over 10,000 acres in Peru, of which over 8,300 acres are currently producing primarily avocados, and the remaining are greenfields that we intend to plant and harvest over the next few years. Since our founding in 1983, we have focused on long-term growth, innovation and strategic investments in our business, and reliable execution in our commitments to suppliers and customers. We operate within a strong and growing avocado industry and have played a major role in many of the industry’s innovations over the last 30 years. For example, we believe we were the first U.S. company to import avocados from Mexico, Peru and Chile, and were the first to incorporate ripening centers in to the distribution process.

We source and pack avocados primarily from Mexico, California and Peru, in addition to Colombia, Guatemala and Chile. By utilizing our own land and our relationships with thousands of third-party growers, we have access to complementary growing seasons, and are thus able to provide our customers with year-round supply. Our diversified sourcing also mitigates the impact of periodic, geographically-specific disruptions. Our packing facilities are among the largest in the world, both in terms of square footage and volume processed, and have advanced systems such as optical grading and sorting technology that analyzes and grades each piece of fruit and enables us to select fruit for our customers based on specifications. These facilities also enable us to control local supply logistics in the areas from which we source avocados.

We have developed a sophisticated global distribution network to transport avocados efficiently from our packing facilities to our customers around the world. We have invested in and manage the cold chain and other key logistics to ensure the fruit arrives to the customer in the optimal condition and level of ripeness. The U.S. is our largest market, where our ripening and distribution centers enable us to store and ripen avocados in close proximity to our highest volume customers nationwide. As a result, we are able to quickly fill our customers’ orders and adapt to their volume and ripeness preferences. Our dependability in delivering high quality avocados has led to long-term relationships with retail and foodservice customers. All of our top 10 customers in fiscal 2019 have been customers for at least 10 years and the majority have been customers for over 20 years.

For over 35 years, we have invested in people, state-of-the-art technology and avocado-specific infrastructure to better serve our customers and suppliers. Throughout our history, we have focused on conducting our business with honesty, respect and loyalty. Whether it be through water conservation, increasing use of renewable energy sources, providing meals, transportation and on-site healthcare to our employees in Peru or sponsoring higher-level education for our employees in the U.S., we are committed to operating in a socially responsible and environmentally sustainable manner. Our corporate culture embodies these values and, as a result, we believe we have a highly motivated and skilled work force that is committed to our business.

We have experienced strong growth in volumes and sales over the last 10 years. The charts below show the increases in our volumes and revenues during that period. To continue our growth, we intend to expand our diversified sourcing across third-party growers and our own farms and enhance our distribution network, as we believe the demand for our avocados will continue to grow globally.

Industry Overview

The avocado industry is comprised of several types of avocados that vary by size and shape of fruit, size of seed, texture of skin, color, taste and availability throughout the year. The Hass avocado dominates the market, representing approximately 95% of the consumed avocados in the U.S. and approximately 80% globally in 2019 according to Avocados from Mexico.

U.S. Avocado Industry

The U.S. Hass avocado industry had a total market value of $6.5 billion in 2019. According to the U.S. Department of Agriculture, total avocado consumption has steadily grown from 1.1 billion pounds in 2008 to 2.6 billion pounds in 2018, representing a compound annual growth rate, or CAGR, of 9.4%. This growth has been driven in part by a significant increase in per capita consumption, growing from 3.5 pounds in 2008 to 8.0 pounds in 2018. In 2017, over half of U.S. households purchased avocados according to Hass Avocado Board. Most avocados sold in the U.S. are imported from other countries. In 2018, California accounted for 96% of U.S. production, however, 76% of national avocado consumption was imported from Mexico.

U.S. retail avocado prices tend to fluctuate over time. In 2019, the average retail price per pound of Hass avocados was $2.57, an increase of 6% from the 2018 average retail price per pound of $2.42. Fluctuations are primarily driven by supply dynamics, which can be impacted by adverse weather and growing conditions, pest and disease problems, government regulations and other supply chain factors.

The following table sets forth historical U.S. Hass avocado volumes, retail prices and implied total market value for the indicated years:

U.S. Hass Avocado Industry—Historicals	2015	2016	2017	2018	2019
Volume (lbs in millions)	2,142	2,189	2,074	2,477	2,509
Retail Price	$2.30	$2.45	$2.83	$2.42	$2.57

Total Market Value ($ in millions)	$4,927	$5,363	$5,869	$5,994	$6,458

Source: Hass Avocado Board—Avocado volume, consumption and production area analysis and projection 2010-2025

The following table sets forth total U.S. avocado sales by product origin, in millions of pounds, for the years indicated:

U.S. Total Avocado Sales by Product Origin	2015	2016	2017	2018
Domestic Production	346	458	265	371
Imports	1,912	1,895	1,985	2,289
Less: Exports	(18)	(28)	(17)	(37)

Total	2,240	2,325	2,233	2,623

Source: United States Department of Agriculture—Economic Research Service

The following table sets forth total U.S. imports of fresh avocados by country of origin, in millions of pounds, for the years indicated:

U.S. Avocado Imports by Country of Origin	2015	2016	2017	2018
Mexico	1,773	1,731	1,708	1,993
Peru	102	70	142	181
Chile	17	58	82	57
Dominican Republic	21	37	53	58
Colombia	—	—	<1	1
Other	<1	<1	<1	<1

Total	1,912	1,895	1,985	2,289

Source: United States Department of Agriculture—Economic Research Service

The U.S. Hass avocado market is expected to continue at a 5.5% CAGR from 2019 to 2023, with the industry reaching more than $8.0 billion in revenues in 2023 according to Hass Avocado Board. There are multiple factors contributing to the industry growth. One driver is the growing interest in healthy eating and focus on nutrient-dense foods. Avocados contain nearly twenty vitamins and minerals as well as mono-unsaturated fats (commonly referred to as “good” fats), which can help the body absorb nutrients like Vitamin A, D, K and E. Avocado is also considered to be a superfood given its superior nutritional quality and functional benefits. In addition to health and wellness trends, the accessibility of year-round, ready-to-eat avocados has also been a significant growth driver, brought on by improvement in global sourcing and ripening programs. Finally, favorable demographic shifts have contributed to growth in U.S. avocado consumption. Within the growing Hispanic population in the U.S., approximately 75% of households purchase avocados and household avocado spend is 45% higher than non-Hispanic household spend. The millennial generation is also embracing foods from other countries and is open to new diets. In 2018, 60.1% of millennial households purchased avocados versus 51.3% of non-millennial households. The increasing consumption of avocados has also led restaurants to introduce avocado-focused items that are in high demand. In the past 10 years, the use of avocados in the foodservice channel has increased 26%.

Global Avocado Industry

Similar to the U.S., global avocado consumption is exhibiting strong growth dynamics. Global production reached 13.9 billion pounds in 2018, representing a 6.7% increase from 2017. The overall market size reached $13.5 billion of revenues in 2018 and is expected to grow at a 5.9% CAGR between 2018 and 2026 according to Transparency Market Research. The U.S. and the EU hold the largest shares of the import markets, representing 52% and 28% of volumes in 2018. Key export countries include Mexico, Peru and Chile, representing 60%, 13% and 8% of volumes in 2018.

The following table sets forth per-capita avocado consumption in 2018, for the countries indicated:

	Mexico	U.S.	Canada	EU	Japan	Korea
2018 Per-Capita Avocado Consumption (in lbs)	14.9	8.0	5.5	2.3	1.1	0.5

Source: Hass Avocado Board, Korea Customer Service, The World Bank, United States Department of Agriculture—Economic Research Service. Korea per capita consumption based on total imported volume over total population.

Avocado consumption in international markets has also grown, and we believe these markets are primed for continued expansion. The EU, the second largest import market globally, grew imports at a 16.5% CAGR from 2016 to 2018. Avocado consumption increased accordingly over that time period, reaching annual per capita consumption of 2.3 pounds in 2018. In 2019, extraordinary market disruptions led to a 26.1% decline in avocado imports to the EU. Peru, a key export market to the EU, experienced heavy rainfall in the first quarter of the year which damaged crops and hindered access to some farms. These supply constraints impacted the volume of fruit available and reduced overall exports from Peru by 35.8%, following record volumes in 2018. Although this dynamic had an outsized impact on EU imports, we believe that the EU avocado market will experience robust growth in the future. We also believe that the current low levels of consumption in China, Japan and Korea will drive future growth in these markets.

The following chart sets forth import volume of Hass avocados by top importing markets, in millions of pounds, in 2019:

Source: Hass Avocado Board, Korea Customs Service

Several trends are contributing to the increased consumption of avocados globally. Similar to the U.S. market, the global market has been driven by an increased focus on healthy food consumption. In addition, a growing global middle class and higher disposable incomes enable healthier diets. The avocado is also a highly versatile product. There are several uses for avocados beyond guacamole, across cuisines and times of day for both savory and sweet dishes.

Supply and Demand Dynamics

Due to the rapidly increasing demand for avocados globally, the overall market tends to be dictated by supply dynamics. A majority of global avocado supply comes from Latin America. Mexico’s production accounted for more than one-third of global output in 2018. Supply dynamics and seasonality for the avocado fruit has also changed significantly over time. While growing seasons vary widely by region, improvements in sourcing and distribution have led to a year-round availability of avocados. Each market has a highly fragmented grower base. We estimate that California has more than 5,000 growers while Mexico has over 25,000.

The following chart sets forth Hass avocado growing seasons for top exporting countries and export volume, as well as the California growing season and production, in millions of pounds, for 2019:

Source: Hass Avocado Board, South African Avocado Growers Association, United States Department of Agriculture—Economic Research Service. Given the lack of avocado exports from the U.S., California volume denotes 2018 production volume rather than export volume.

Technology and innovations to supply chain management have enabled distributors to extend and better maintain the fresh life cycle of the fruit. With these enhancements, distributors are able to more efficiently respond to changing needs of their customers in real time.

Ready-to-eat avocados have become a key market driver. This product requires capabilities in ripening, packing and distribution to ensure freshness, quality and consistency. Serving global customers across retail and foodservice channels also requires a strong distribution network. Due to these dynamics, avocado distribution is a fragmented market as very few companies have all of these capabilities. We believe we are well-positioned to benefit from industry characteristics and trends and build upon our leading market share in the U.S.

Competitive Strengths

Established Market Leader with Scale in Large and Growing Market

We produce, source and distribute avocados globally with leading market share in the highly fragmented U.S. market and an expanding presence in other countries. In fiscal 2019, we distributed 559 million pounds of avocados, which is 58% more than our closest competitor in terms of volume. We are well-positioned to continue to capture growth from the attractive U.S. market, which is projected to grow to over $8 billion of sales in 2023. We have a large and global footprint with locations in eight countries, which positions us to serve customers in a variety of markets. We supply national grocers and foodservice customers through our sourcing and distribution network, and with our global platform we are able to grow with our existing customer base as well as expand into new markets. Additionally, as a result of the large volumes we sell, we are able to achieve economies of scale throughout the value chain, including reduced transportation costs. We believe our leadership position built over the last four decades, in an otherwise fragmented market, will continue to drive sales.

Diverse Global Sourcing with Year-Round Supply and Well-Established Relationships with Growers

We source and pack from what we believe are the best avocado growing regions in North and South America. We source from thousands of growers, primarily in Mexico, California, and Peru, and have developed relationships with growers in other Latin American countries such as Colombia, Chile and Guatemala. We have a minimum of two countries of origin available throughout the year to meet demand. Throughout our history, we have found new locations around the world to source fruit in order to meet the growing global demand. For example, we were the first major avocado distributor in the U.S. to import from Mexico, Peru and Chile. The track record we have developed of delivering on our commitments to growers since our founding in 1983 has enabled us to develop additional sourcing relationships with new growers in diverse geographies. We believe our diverse sourcing capability will continue to drive sales growth by reducing potential interruptions in the supply of avocados to market and differentiating our reliability and reputation to our retail and foodservice customers.

Global Distribution Network Delivering Avocados to Diverse and Long-Standing Customer Base

The people, processes, facilities and relationships that allow us to source and deliver avocados to customers around the world to their specifications of ripeness and volume represent a competitive advantage that we have built over decades. Our global footprint of 18 facilities, including four packing facilities, 11 distribution and ripening centers and three sales offices, provides proximity to key growers and customers. Proximity to growers enables us to develop stronger relationships, control the logistics of the supply chain from tree to packing, and export fruit from the country of origin faster. Proximity to customers allows us to better provide the fruit on time and to specification, and to adapt to changing customer volume and ripeness needs. We have built high-quality, diverse and long-standing customer relationships due to our consistent execution across our global distribution network. All of our top 10 customers in fiscal 2019 have been customers for over 10 years and the majority have been customers for over 20 years. As customer demand changes, our distribution network is able to adapt quickly and efficiently to meet that demand through our full service capabilities. The strength of our global distribution network and relationships with customers enables us to be more competitive in obtaining additional supply from third-party growers, which in turn facilitates our ability to meet customer demand. Our distribution network and customer relationships are competitive advantages that we believe will be difficult for others to replicate.

Extensive Infrastructure With State-of-the-Art Facilities

We have state-of-the-art facilities and strive to be on the leading edge of industry innovations. For example, we introduced the use of hydrocoolers immediately after picking to extend shelf life and market reach. At the same time, we also use ripening centers to prepare avocados for tailored end-market consumption preferences. We have a dedicated research and development department whose sole focus is to optimize our operations through innovation. For example, we believe we were the first to incorporate the role of ripening centers into the distribution process, and we continuously review and analyze methods to extend shelf life after ripening. Our packing facilities provide the processing and storage capacity necessary to optimize the sourcing process and meet customer demand at scale. Our packing facility in Peru has approximately 250,000 square feet of space, which we believe is the largest in the world, and can pack three million pounds of avocados per day. Our two packing facilities in Mexico have leading technology and efficiency and can pack 1.9 million pounds of avocados per day. We also have the technology of advanced optical grading and sorting at our facilities that analyzes and grades each piece of fruit, allowing us to select fruit that is tailored to the customer’s specifications. The infrastructure investments that we have made across our distribution network enable us to meet the needs of customers and foster innovation, which we believe will continue to drive sales.

International Farming and Vertical Integration

In addition to buying avocados from third-party growers, we grow avocados on the land we own or lease. This vertical integration results in greater control over our supply chain and product quality, and allows us to earn a higher gross margin relative to the third-party avocados we sell. We have made significant investments in Peru, which we expect to enhance our margins as trees mature and greenfields come online. In 2019, we produced approximately 11% of the avocados we sold, and we expect the volume of avocados that we grow to increase as our trees mature. Owning and farming our own avocado orchards also helps to mitigate potential disruptions across our third-party grower supply relationships. We forecast avocado sourcing costs for the season for our own production, which enables us to enter into fixed price contracts with customers for a season without bearing pricing risk from spot market purchases. We believe this is a significant competitive advantage. Fixed prices across a season provide our customers with accurate forecasts and inventory in a commodity-based industry. In fiscal 2019, approximately 65% of our total Peru volume, which was primarily sourced from Mission-grown orchards, was sold into fixed price contracts. This seasonal fixed price offering strengthens our relationships with customers and differentiates our products and services. We believe this vertical integration drives sales, increases margins, and positions us well to meet increasing demand across the industry.

Experienced Leadership Who Nurture a Culture of Innovation and Growth

We are led by an experienced management team with significant industry experience. Five members of our management team have each been with us for over thirty years. Our team has transformed a small business into a leading avocado sourcer, producer, and distributor with a global network and leading market share. Our founder, Steve Barnard, is a well-known industry pioneer and veteran, and he continues to lead us with an entrepreneurial culture that is focused on innovation and growth. Our operations management brings sophisticated experience across the regions we operate. In particular, our leaders in Peru and Mexico have extensive experience with expanding our operations in those countries. Our broader management team consists of a deep bench of experienced professionals with expertise in sales, finance, and other critical areas, which we believe positions us to execute on our long-term strategy.

Our Growth Strategies

Capitalize on strong growth trends in our core U.S. market by expanding our nationwide distribution network

We plan to capitalize on the continued strong growth trends in the U.S. by expanding our distribution network and overall supply chain capabilities. As the leading avocado company in the market, we believe we are well positioned to grow with our existing customer base and build relationships with new retailers and foodservice partners. We plan to supplement our current nationwide distribution capabilities and enhance our supply chain by opening new facilities to improve our throughput. For example, we currently have plans to open a new distribution and ripening center in Texas in 2021, which is an important entry point for channeling Mexican avocado supply into the U.S. and Canada. This facility will enable us not only to reduce our dependence on third parties for importing and distributing produce, but also to increase our ability to provide value-added services. We will continue to invest in our U.S. distribution capabilities and evaluate opportunities to capitalize on the growing U.S. demand for avocados. We are focused on deploying capital towards facilities and forward distribution centers in order to better service our customers and drive future sales.

Leverage our global supply chain and distribution capabilities to continue developing international markets

We believe there is a significant opportunity to leverage our global supply chain and distribution capabilities to continue developing international markets and support growing global avocado consumption trends, particularly in Europe, Asia and other markets.

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Europe: We plan to expand our distribution capabilities throughout Europe to support new direct retail relationships. We will also increase our exports from Peru, Guatemala, Colombia and other regions to provide balance to our year-round supply and to capitalize on the growing demand for avocados throughout Europe. In addition, we believe our seasonal customer programs will help us continue to build our existing relationships and attract new customers across Europe. As we continue to expand throughout the region, we believe our growing scale will enable us to make more direct, ripe and bulk deliveries of our avocado produce to retail customers.

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Asia: We have a longstanding presence in Asia, with over 35 years in Japan, and over 5 years in China and Korea. We expect to maintain and strengthen our relationships with distributors in Japan and Korea and we believe our existing Chinese distribution facilities will serve as a platform upon which we can continue to build out our avocado distribution network.

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Other markets: We will continue to evaluate opportunities to capitalize on growing demand in other international markets, with a focus to expand our operations in South America. We believe Chile represents an attractive opportunity for growth as one of the world’s top avocado consuming countries, and we believe we are well-positioned to be a long-term provider of avocados in the region.

Diversify sourcing to enhance our global market-leading position and year-round supply position

We plan to continue to expand our avocado supply relationships and build our global infrastructure in order to diversify our sourcing, strengthen our year-round supply and capitalize on the growing avocado demand. We currently have the ability to source our avocados across three primary countries to optimize our produce selection across various seasons and climates. We will continue to evaluate opportunities to build or expand sourcing relationships in new growing regions such as Colombia, Guatemala and South Africa, which we believe will continue to drive growth and allow us to provide our customers with the best avocado supply across all seasons. For example, we have developed a sourcing relationship with one of the largest distributors of avocados in South Africa. Our strong relationships with growers provide us with continued access to avocado supply, which enables us to expand our footprint and strengthen our position as one of the world’s leading avocado sourcers, producers and distributors.

Continue to vertically integrate our supply chain

We believe there is an opportunity to strengthen our customer relationships and increase our overall profitability by vertically integrating our supply chain. We have deployed a significant amount of capital expenditures in recent years towards strategically integrating our operations. We plan on continuing to invest in new farming operations, and expect to increase the volume of Mission-grown avocados that we sell, which typically have a higher gross margin than avocados sourced from third-party growers. We also believe our vertically-integrated farming operations and recent avocado farm investments in Peru and other geographies will allow us to grow our global scale and market-leading position through season-long customer programs that provide our customers stable pricing and help ensure access to quality fruit throughout the season. As we continue our efforts to gain more control over and visibility into the quality of our fruit throughout our supply chain, we can continue to provide seasonal customer programs that we believe are a key differentiator compared to our competition.

Products and Services

We source, produce, pack and distribute avocados to our customers and provide value-added services including ripening, bagging, custom packing and logistical management. In addition, we provide our customers with merchandising and promotional support, insights on market trends and hands-on training to assist with their retail sales of our avocados. For example, we operate category management, merchandising and packaging programs, such as our “Avocado Intel,” “Minis,” “Emeralds in the Rough,” “Ready,” “Size Minded” and shelf-life extension programs, to promote the sale of avocados that might otherwise be underutilized, to identify ready-to-eat and various size avocados for consumers and to increase shelf life.

The avocados we sell are primarily of the Hass variety. We sort and pack avocados and match their specifications to respective customer requirements. We sell both pre-ripe and ripened avocados, and with our network of ripening facilities, we can adjust the level of ripeness to the needs of our customers. We also sell avocados that have been squished during the farming or packing process to retailers and foodservice customers that use such avocados for other food products, such as guacamole. In fiscal 2019, we sold 559 million pounds of avocados, of which 354 million pounds were sold to retail customers, 87 million pounds were sold to foodservice customers and 118 million pounds were sold to wholesale, export and other customers.

Sourcing

We source primarily from Mexico, California, and Peru, and have developed relationships with thousands of growers. Our large scale and long track record of working with growers contributes to strong existing relationships and facilitates new relationships with third-party growers. Our diverse network enables us to mitigate the impact of potential geography or grower-specific supply disruptions and to optimize sourcing across various seasons and climates to fulfill year-round global demand. We do not have exclusive sourcing contracts with growers.

Farming Operations

In addition to buying avocados from third-party growers, we grow avocados on land we own or lease in Peru, Guatemala and through our joint venture in Colombia. Our farming operations help to further diversify our sourcing network and provide additional control over our supply. We currently own or lease over 10,000 acres of farmland in Peru and 1,450 acres in Colombia and have secured rights to approximately 1,235 acres in Guatemala. Our farming operations supplement our supply chain, protect against risks related to disruptions across our third-party grower supply relationships and provide increased access to diversified avocado sources.

In Peru, over 8,300 of the acres we own or lease are developed as of December 31, 2019 and we plan to develop the remaining acreage in the coming years. After planting, our avocado trees begin to produce avocados in approximately three years and reach full production in approximately five to seven years. In Colombia, we have planted approximately 200 acres through a joint venture and expect our avocado trees to begin production in the next few years. Our presence in Colombia via such joint venture provides the benefit of access to shipping ports in Santa Marta, Cartagena and Buenaventura.

Our farming operations sell their fruit solely through our distribution business.

Supply Chain and Distribution Network

Most avocados we source, either from third-party growers or from our farming operations, are delivered to one of our four packing houses (two in Mexico, one in Peru, and one in California). At the packing houses, including our co-packers in Mexico, our avocados are sorted and packed for transportation to forward distribution centers globally. We manage the transportation logistics across truck, ocean, air and rail used during transportation.

Throughout our supply chain, we carefully monitor and manage the cold chain across the sourcing, packing, transportation and distribution process. For example, we use hydrocoolers to remove heat from our avocados shortly after harvesting. The avocados are sorted, packed, and transported to distribution centers globally in temperature controlled environments. If desired by customers, avocados are ripened to specification at one of our 11 ripening centers prior to delivery. Our careful heat management throughout the supply chain enables us to deliver avocados to customer specification in the United States, Europe and most of Asia. Within the United States, our largest market, our distribution network enables the delivery of avocados across the continental U.S. within approximately 8 hours or less.

Customers

We primarily serve retail, wholesale and foodservice customers, including Kroger, Wal-Mart, Costco, Aldi, Loblaws and Chipotle. We focus on delivering quality avocados on time and within customer specifications. We do not have long-term contracts with our customers and focus instead on building strong, long-term relationships. All of our top 10 customers in fiscal 2019 have been customers for over 10 years and the majority have been customers for over 20 years.

Sales to our customers are made primarily through purchase orders. In addition, our integrated farming operations allow us to also offer our customers season-long fixed-price programs that enable accurate forecasts and inventory management. Our custom ripening programs provide customers with the option of ordering avocados at five different stages of ripeness – hard, preconditioned, breaking, firm-ripe and ripe – which are delivered on specifically tailored schedules according to stage of ripeness. We can deliver firm-ripe and ripe avocados with just 24 hours’ notice in most cases in the continental U.S.

Research and Development

We have a dedicated research and development department with the objective of finding new ways to innovate across our value chain. We were the first company to utilize ripening centers for avocados in the national distribution process, a practice that has since been adopted by others companies in the industry. More recently, we introduced the use of hydrocoolers early in the supply chain to quickly remove heat from avocados. This practice extends the shelf life of our avocados, enabling us to transport avocados longer distances. Innovations such as these are the result of dedicated resources focused on research and development.

We spent $0.5 million on research and development in fiscal 2019.

Backlog

Our customers generally do not place product orders significantly in advance of the requested product delivery dates. Customers typically order our products five to ten days in advance of shipment.

Competition

We compete based on a variety of factors, including the appearance, taste, size, shelf life and overall quality of our products, price and distribution terms, the timeliness of our deliveries to customers and the availability of our products. The avocado and fresh produce business is highly competitive, and the effect of competition is intensified because our products are perishable. Competition in the sale of avocados that we sell comes from competing producers and distributors. Our main competitors are other avocado and fresh produce growers and distributors including Calavo Growers, Inc., Fresh Del Monte Produce Inc. and Westfalia. We also compete with smaller packers and marketers.

Seasonality

The total sales and sales price of avocados fluctuates throughout the year due to the supply of avocados differing based on geographic location as well as events, like the Super Bowl, Cinco de Mayo and Fourth of July. For example, in California and Peru, the production of avocados peaks between May and August, whereas in Mexico peak production peaks between December and March. Although these geographical differences may lead to fluctuations in the purchase price of avocados, our diverse geographical avocado growth and production capabilities help us mitigate volatility in our access to supply of avocados. We have historically realized a greater portion of our net sales and of our gross profit during the fourth quarter of the year. As a result of the volumes sourced from our farming operations in Peru, we have in recent years realized a greater portion of our net sales during the third and fourth quarters of the year.

Employees

As of July 31, 2020, we had approximately 3,125 employees, of whom approximately 329 were located in the United States, approximately 642 were located in Mexico and approximately 2,127 were located in Peru. Due to the cyclical nature of avocado production, we hire temporary workers on our farms in Peru to meet our needs. As of July 31, 2020, we had less than ten employees governed by labor unions, which are located in our Illinois distribution and ripening center. We believe that our employee relations are good.

Properties and Facilities

Our headquarters are located in Oxnard, California, where we lease approximately 20,000 square feet of space. We operate packing facilities in Oxnard, California, Uruapan, Michoacan, Mexico, Zamora, Michoacan, Mexico, and Chao, Peru. Our packing facility in Peru has approximately 250,000 square feet of space, which we believe is the largest in the world, and can pack three million pounds of avocados per day. Our two packing facilities in Mexico have leading technology and efficiency and can pack 1.9 million pounds of avocados per day. We leverage co-packers to fulfill the balance of our daily volume requirements. In addition, we have invested more than $350 million over the last ten years to support the growth of our business. This has allowed us to nearly triple our total ripening and cold storage capacity, upgrade and/or build out packing and distribution facilities, and acquire and develop land for avocado production.

We operate 11 distribution and ripening centers, ranging from 5,000 square feet to 250,000 square feet, in the United States, Canada, China and the Netherlands, and have three sales offices in the United States, China and the Netherlands.

Set forth below are the locations and approximate square footage of our North American distribution facilities:

Location	Square Footage
Laredo, Tex.	262,000	(1)
Oxnard, Calif.	230,000
Swedesboro, N.J.	100,283
Portland, Or.	58,000
Atlanta, Ga.	54,000
Denver, Colo.	42,120
Chicago, Ill.	40,000
Calgary, Alta.	40,000
Dallas, Tex.	34,985
Toronto, Ont.	28,600

Total	889,988

(1)	Under construction and expected to be completed in the third quarter of fiscal 2021.

Intellectual Property

Our intellectual property includes the federally registered trademark Mission Produce and related brand names. We do not have any patents or other material intellectual property.

Regulation and Industry Associations

Our business is impacted by environmental, health and safety, government procurement, anti-bribery and other government regulations and requirements. Below is a summary of some of the significant regulations that impact our business.

As a manufacturer and marketer of consumable products, our operations are subject to extensive regulation by various federal government agencies, including the Food and Drug Administration (FDA), the USDA and the Federal Trade Commission (FTC), as well as state and local agencies, with respect to production processes, product attributes, packing, labeling, storage and distribution. Under various statutes and regulations, these agencies prescribe requirements and establish standards for safety, purity and labeling. In addition, advertising of our products is subject to regulation by the FTC, and our operations are subject to health and safety regulations, including those issued under the Occupational Safety and Health Act (OSHA). Our manufacturing facilities and products are subject to periodic inspection by federal, state and local authorities, including the California State Department of Food and Agriculture (CFDA), which oversees weights & measures compliance at our California packing facilities. All of our US facilities are also in compliance the FDA’s Food Safety Modernization Act (FSMA). In addition, our operations in Mexico are subject to Mexican regulations and our operations in Peru are subject to Peruvian regulations.

The agricultural products sold by us are subject to additional specific government acts or regulations, including the Hass Avocado Promotion, Research and Information Act of 2000 for our avocados and the federal suspension agreement guidelines which govern tomato imports to the US.

We are subject to numerous federal, state, local and foreign environmental laws and regulations. These laws and regulations govern, among other matters, the treatment, handling, storage, use and disposal of, and exposure to, hazardous materials and waste, including herbicides, fertilizers, pesticides and other agricultural products, the remediation of contaminated properties and climate change.

In the United States, the Hass Avocado Board was established by the USDA to promote the sale of Hass variety avocados. This board provides a basis for a unified funding of promotional activities based on an assessment on all avocados sold in the U.S. marketplace. The California Avocado Commission, which receives its funding from California avocado growers, has historically shouldered the promotional and advertising costs supporting avocado sales. We believe that the incremental funding of promotional and advertising programs in the U.S. will, in the long term, positively impact average selling prices and will favorably impact our avocado businesses. Similarly, Avocados from Mexico (AFM) was formed in 2013 as the marketing arm of the Mexican Hass Avocados Importers Association (MHAIA) and the Association of Growers and Packers of Avocados From Mexico (APEAM).

We seek to comply at all times with all such laws and regulations and to obtain any necessary permits and licenses, and we are not aware of any instances of material non-compliance.

Legal Proceedings

Our performance under our contracts and our compliance with the terms of those contracts and applicable laws and regulations are subject to continuous audit, review and investigation by our customers, including the U.S. federal government. In addition, we are from time to time involved in legal proceedings and investigations arising in the ordinary course of business, including those relating to employment matters, relationships with clients and contractors, intellectual property disputes and other business matters.

On April 23, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Los Angeles against us alleging violation of certain wage and labor laws in California, including failure to pay all overtime wages, minimum wage violations, and meal and rest period violations, among others. Additionally, on June 10, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Ventura against us alleging similar violations of certain wage and labor laws. The plaintiffs in both cases seek damages primarily consisting of class certification and payment of wages earned and owed, plus other consequential and special damages. We are currently seeking to consolidate the two cases and narrow the potential classes. We believe that we have not violated any wage or labor laws and are defending against the claims. At this time, it is too soon to determine the outcome of the litigation. As a result, the Company has not accrued for any loss contingencies related to these claims because the amount and range of loss, if any, cannot currently be reasonably estimated.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors, as of August 31, 2020:

Name	Age	Position(s)
Executive Officers
Stephen J. Barnard	68	President, Chief Executive Officer and Director
Bryan E. Giles	49	Chief Financial Officer
Michael A. Browne	62	Chief Operating Officer
Juan R. Wiesner	65	Director of Operations South America
Ross W. Wileman	73	Senior Vice President, Sales and Marketing

Non-Employee Directors
Stephen W. Bershad	78	Chairman, Director
Steve A. Beebe(1)(2)(3)	75	Director
Luis A. Gonzalez	70	Director
Bonnie C. Lind(2)(3)	61	Director
Jay A. Pack(1)(2)	67	Director
Linda B. Segre(1)	60	Director
Bruce C. Taylor(3)	64	Director

(1)	Member of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Stephen J. Barnard founded Mission Produce in 1983, and he currently serves as our President and Chief Executive Officer and is a director. Prior to founding Mission Produce, Mr. Barnard worked in the lettuce and avocado divisions of Santa Clara Produce, Inc. Mr. Barnard is the past Chairman of the Produce Marketing Association, past Chairman of the Western Growers Association, past Director of the California Avocado Commission and past Director of Sunkist. He currently serves as a Director for the Cal Poly Foundation. Mr. Barnard received a Bachelor of Science degree in agricultural business management from California Polytechnic State University, San Luis Obispo.

Bryan E. Giles has served as our Chief Financial Officer since 2018. Prior to his role as Chief Financial Officer, Mr. Giles was the Vice President of Finance, a role he held since 2012. Mr. Giles is a Certified Public Accountant licensed in the state of California. Mr. Giles received a Bachelor of Science degree and a Master of Business Administration degree from California State University, Northridge.

Michael A. Browne joined us in February 2020. Prior to joining Mission Produce, Mr. Browne served as the Vice President of fresh operations at Calavo Growers, Inc. Before he joined Calavo Growers, Inc., Mr. Browne served as the founder and co-owner of Fresh Directions International, a closely held multinational fresh produce company that he founded in 1997. Mr. Browne received a Bachelor of Science degree in agricultural business management from California Polytechnic State University, San Luis Obispo.

Juan R. Wiesner has been an executive of Grupo Arato since 2014 and prior to that worked with Mr. Gonzalez on various real estate and other investments. Mr. Wiesner served as a manager of Camposol S.A., once of the largest agricultural companies in South America, until 2007. Mr. Wiesner received a civil engineering degree from Universidad Nacional de Colombia.

Ross W. Wileman has served as our Senior Vice President of Sales and Marketing since November 2019, where he is in charge of sales, marketing and sourcing and growth. Mr. Wileman previously served as our Vice President, Head of Food Safety from January 2016 to October 2019. From August 1988 to December 2015, Mr. Wileman served as Vice President of Sales, where he led our marketing and growth efforts. Prior to that time, Mr. Wileman served in the United States military, where he was a Chief Warrant Officer II.

Non-Employee Directors

Stephen W. Bershad was appointed a director in 2012 and Chairman of our board of directors in 2020. Mr. Bershad currently serves as the Chairman of the Board of Directors of Novanta Inc. (NASDAQ: NOVT), a manufacturer of highly engineered proprietary components sold to medical and advanced technology equipment manufacturers. Prior to his chairmanship with Novanta, Mr. Bershad was Chairman and Chief Executive Officer of Axsys Technologies, Inc., a manufacturer of surveillance and imaging equipment, from 1986 until 2009. Previously, he was a Managing Director of Lehman Brothers, Inc., an investment banking firm, and its predecessor firms, where he held a series of senior management positions in private equity and mergers and acquisitions. Until 2018, Mr. Bershad was Chairman of the Board of Directors of EMCOR Group, a Fortune 500 leader in mechanical and electrical construction, energy infrastructure and facilities services for a diverse range of businesses. Mr. Bershad is also an avocado grower in the Southern California area and has extensive experience in the avocado and lemon industry. Mr. Bershad received a Bachelor of Science degree from the University of Southern California and a Juris Doctorate from the University of California at Los Angeles. We believe Mr. Bershad is qualified to serve on our board of directors due to his substantial business, investment banking and board and management experience with both public and private companies, including serving as Chairman of multiple public corporations.

Stephen A. Beebe was appointed a director of Mission in 1995 and served as Chairman of our board of directors from 2003 until 2020. From 1993 until his retirement in 2002, Mr. Beebe served as the President and CEO of the J.R. Simplot Company, one of the largest privately held diversified agribusiness companies in the United States. He guided the Simplot Company through expansions in Canada, Mexico, Australia, China and Europe. Mr. Beebe continues to serve as a director for the Simplot Company, where he is a member of the audit committee. Mr. Beebe is also a co-manager of JRS Properties 111, which is a Simplot family partnership. He is a member of the executive committee of the United States Golf Association, in which he chairs the audit committee and equipment standards committees. He received a Juris Doctorate from the University of Idaho, is a member of the Idaho Bar Association (retired) and a graduate of the Stanford University Executive Program. In 2002, Mr. Beebe was awarded an Honorary Doctorate of Agriculture Science from the University of Idaho. We believe Mr. Beebe is qualified to serve on our board of directors due to his substantial business and leadership experience in the agriculture sector.

Luis A. Gonzalez was appointed a director in 2011. Mr. Gonzalez owns various real estate and other investments. Mr. Gonzalez founded Austral Group S.A., Peru, which was the second largest fishing and marine based food producer in Peru before it was sold in 2001. Mr. Gonzalez founded Camposol S.A., the leading agroindustrial company in Peru and the largest exporter of asparagus in the world and sold it in 2007. Mr. Gonzalez also co-founded Grupo Arato in 2011 and his family sold it to us in 2018. In 2007, Mr. Gonzalez was honored with the “Comendador por Servicios Distinguidos” medal by the President of Peru for his contributions to the country. Mr. Gonzalez studied mechanical engineering at Saarbrücken Fachhochschule in Germany. We believe Mr. Gonzalez is qualified to serve on our board of directors due to his substantial business and leadership experience in the avocado and agroindustrial industries.

Bonnie C. Lind was appointed a director in 2020. Ms. Lind is the retired Senior Vice President, CFO and Treasurer of Neenah, Inc., (NYSE: NP), a publicly traded technical specialties and fine paper company, a position she held from June 2004 to May 2020. Prior to that, Ms. Lind held a variety of increasingly senior financial and operations positions with Kimberly-Clark Corporation, (NYSE: KMB) a manufacturer of personal care, consumer tissue and health care products, from 1982 until 2004. She has been a member of the board of directors of Hubbell

Incorporated since January 2019, where she serves on the Audit and Nominating and Corporate Governance Committees. She is also a member of the board of directors of U.S. Silica, Inc. where she serves on the Audit and Nominating and Corporate Governance committees. She was previously a director at Federal Signal Corporation from 2014 to 2018, where she served on the Nominating and Governance Committee and the Audit Committee. She was also previously a director of Empire District Electric Company from 2009 to 2017 and was a member of the Audit Committee and Chairman of its Nominating and Corporate Governance Committee, until the company was acquired. Ms. Lind holds a Bachelor of Business Administration (Finance) with honors from the University of Georgia. We believe Ms. Lind is qualified to serve on our board of directors due to her significant financial expertise and public and private company board experience, as well as her decades of senior financial and operations positions for public and private companies across a wide variety of industries.

Jay A. Pack was appointed a director in 2008. Mr. Pack is the former owner of Standard Fruit and Vegetable, an integrated re-packer, logistics and value-added produce company, which was sold to Del Monte in 2003. He currently serves on the boards of Coastal Sunbelt Produce, a foodservice distributor serving the Mid-Atlantic states, and Misionero, a leading vegetable grower. Previously, Mr. Pack was a director of Earthbound Farms and Combs Produce. He also served as a trustee of Sarah Lawrence College, board member of the Produce Marketing Association (“PMA”), Chairman of the PMA Foodservice Division, board member of the Dallas Jewish Federation and as President of the North Texas Food Bank. In 2019, he became a minority owner of the Kansas City Royals of Major League Baseball. Mr. Pack received a Bachelor of Science degree from Boston University and a Master of Business Administration degree from Southern Methodist University. We believe Mr. Pack is qualified to serve on our board of directors due to his substantial business and leadership experience with various companies in the produce industry.

Linda B. Segre was appointed a director in 2020 and is chairperson of the compensation committee. She is a member of the board of directors of Callaway Golf Company (NYSE:ELY) where she is chair of the compensation and management succession committee. She is also a member of the board of directors of Pecan Grove Farms and Schwab Charitable. From 2009 until 2016 she was with Diamond Foods where she served as Executive Vice President, Chief Strategy and People Officer. Before joining Diamond Foods, Ms. Segre served as Managing Director of Google.org and prior to that as Vice President and Managing Director of The Boston Consulting Group’s San Francisco Office. Ms. Segre holds a degree in economics with academic distinction from Stanford University and an M.B.A. from the Stanford Graduate School of Business. We believe Ms. Segre is qualified to serve on our board of directors due to her public and private company board experience and extensive management experience across a variety of sectors, including the food industry.

Bruce C. Taylor was appointed a director in 2001. Mr. Taylor founded Taylor Fresh Foods, a $4 billion producer of salads, fresh vegetables and healthy fresh food, in 1995 and serves as Chairman and CEO. Mr. Taylor received a Bachelor of Science degree (Business) and a Bachelor of Arts degree (Development Studies) from the University of California Berkeley and a Masters in Business Administration from Harvard University. We believe Mr. Taylor is qualified to serve on our board of directors due to his extensive business and management experience in the agriculture and farming sector at Taylor Fresh Foods.

Board Composition

Our bylaws that will become effective upon the closing of this offering provide that our board of directors shall consist of between seven and 12 members, with the exact number of directors to be determined by vote of our board of directors and currently set at eight members. Upon completion of this offering, our board of directors will consist of eight members.

In accordance with our certificate of incorporation that will be in effect upon the closing of this offering, our board of directors will be divided into three classes with staggered three year terms. At each annual meeting of stockholders after the initial classification, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Steve A. Beebe, Stephen W. Bershad and Jay A. Pack, and their terms will expire at the annual meeting of stockholders to be held in 2021;

•	the Class II directors will be Luis A. Gonzalez and Bruce C. Taylor, and their terms will expire at the annual meeting of stockholders to be held in 2022; and

•	the Class III directors will be Stephen J. Barnard, Bonnie C. Lind and Linda B. Segre, and their terms will expire at the annual meeting of stockholders to be held in 2023.

This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our board of directors has determined that upon completion of this offering, Mr. Beebe, Ms. Lind, Mr. Pack, Ms. Segre and Mr. Taylor will be independent directors. In making this determination, our board of directors applied the Nasdaq listing standards and Rule 10A-3 under the Exchange Act. In evaluating the independence of Mr. Beebe, Ms. Lind, Mr. Pack, Ms. Segre and Mr. Taylor, our board of directors considered their current and historical employment, any compensation we have given to them, any transactions we have with them, their beneficial ownership of our capital stock, their ability to exert control over us, all other material relationships they have had with us and the same facts with respect to their immediate family. The board of directors also considered all other relevant facts and circumstances known to it in making this independence determination. In addition, Mr. Beebe, Ms. Lind, Mr. Pack, Ms. Segre and Mr. Taylor are non-employee directors, as defined in Rule 16b-3 of the Exchange Act.

Although there is no specific policy regarding diversity in identifying director nominees, both the Nominating and Corporate Governance Committee and the board of directors seek the talents and backgrounds that would be most helpful to Mission in selecting director nominees. In particular, the Nominating and Corporate Governance Committee, when recommending director candidates to the full board of directors for nomination, may consider whether a director candidate, if elected, assists in achieving a mix of board members that represents a diversity of background and experience.

Board Leadership Structure

Our board of directors recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure so as to provide effective oversight of management. Our bylaws and corporate governance guidelines provide our board of directors with flexibility to combine or separate the positions of chairman of the board of directors and chief executive officer. Currently, Mr. Barnard serves as our Chief Executive Officer and Mr. Bershad serves as our Chairman. Our board of directors believes that our existing leadership structure is effective, provides the appropriate balance of authority between independent and non-independent directors, and achieves the optimal governance model for us and for our shareholders.

Board Oversight of Risk

Although management is responsible for the day-to-day management of the risks our company faces, our board of directors and its committees take an active role in overseeing the management of our risks and bear the ultimate responsibility for of risk management. The board of directors regularly reviews information regarding our operational, financial, legal and strategic risks. Specifically, senior management attends quarterly meetings of the board of directors, provides presentations on operations including significant risks, and is available to address any questions or concerns raised by our board of directors.

In addition, we expect that our four board of directors committees will assist the board of directors in fulfilling its oversight responsibilities in areas of risk. The Audit Committee will coordinate the board of directors’ oversight of our internal control over financial reporting, disclosure controls and procedures, related party transactions and code of conduct and corporate governance guidelines and management will regularly report to the Audit Committee on these areas. The Compensation Committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks arising from our compensation policies and programs as well as succession planning as it relates to our Chief Executive Officer. The Nominating and Corporate Governance Committee will assist the board of directors in fulfilling its oversight responsibilities with respect to the management of risks associated with board organization, membership and structure, succession planning for our directors and corporate governance. The Executive Committee will assist the board of directors in conducting its duties, including meeting with greater frequency than the board of directors in connection with key actions to be taken by us, such as major acquisitions, divestitures, mergers or changes in capital structure or ownership, in addition to meeting on an ad hoc basis in order to review major investments or divestitures outside of our normal investment plan. When any of the committees receives a report related to material risk oversight, the chairman of the relevant committee will report on the discussion to the full board of directors.

Codes of Business Conduct and Ethics

We have adopted written codes of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and to third parties with whom we conduct business, including agents, representatives, joint venture partners, consultants and subcontractors. We have posted current copies of these codes on our website, www.worldsfinestavocados.com. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the codes.

Board Committees

Following this offering, we anticipate that we will have the following board of directors committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The anticipated composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee:

•	appoints our independent registered public accounting firm;

•	evaluates the independent registered public accounting firm’s qualifications, independence and performance;

•	determines the engagement of the independent registered public accounting firm;

•	reviews and approves the scope of the annual audit;

•	provides us a report containing the results of the annual audit;

•	approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services;

•	monitors the rotation of partners of the independent registered public accounting firm on our engagement team in accordance with requirements established by the SEC;

•

is responsible for reviewing our financial statements and our management’s discussion and analysis of financial condition and results of operations to be included in our annual and quarterly reports to be filed with the SEC;

•	reviews our critical accounting policies and estimates; and

•	reviews the audit committee charter and the committee’s performance at least annually.

After this offering, we expect that the members of our audit committee will be Ms. Lind (chairperson), Mr. Beebe and Mr. Pack. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq. Our board of directors has determined that Mr. Beebe is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. However, a minority of the members of the audit committee may be exempt from the heightened audit committee independence standards for one year from the date of effectiveness of the registration statement of which this prospectus forms a part. Our board of directors has determined that each of Ms. Lind, Mr. Beebe and Mr. Pack are independent under the heightened audit committee independence standards of the SEC and Nasdaq. As allowed under the applicable rules and regulations of the SEC and Nasdaq, we intend to phase in compliance with the heightened audit committee independence requirements prior to the end of the one-year transition period. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee reviews and recommends policies relating to compensation and benefits of our officers and employees. Among other matters, the compensation committee:

•	reviews and recommends corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers;

•	evaluates the performance of these officers in light of those goals and objectives recommends to our board of directors the compensation of these officers based on such evaluations;

•	makes recommendations to our board of directors regarding incentive compensation and equity-based plans and arrangements; and

•	reviews and evaluates, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

After this offering, we expect that the members of our compensation committee will be Ms. Segre (chairperson), Mr. Beebe and Mr. Pack. Each of the members of our compensation committee is independent under the applicable rules and regulations of Nasdaq and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The compensation committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to our board of directors regarding candidates for directorships of our board of directors. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies and reporting and making recommendations to our board of directors concerning governance matters. After this offering, we expect that the members of our nominating and corporate governance committee will be Mr. Beebe (chairperson), Ms. Lind and Mr. Taylor. Each of the members of our nominating and corporate governance committee is an independent director under the applicable rules and regulations of Nasdaq relating to nominating and corporate governance committee independence. The nominating and corporate governance committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee Interlocks and Insider Participation

During fiscal 2019, the members of our compensation committee were Mr. Beebe (chair), Mr. Bershad and Mr. Taylor. No member of our compensation committee is or has been a current or former officer or employee of us. We have not had any related party transactions with Mr. Beebe or Mr. Taylor, but we have purchased avocados from Rancho Guacamole, LLC, which is an avocado grower in Southern California that is solely owned by Mr. Bershad; those purchases have totaled approximately $2.0 million in 2018 and $0.7 million in 2019. None of our executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a director or member of our compensation committee during fiscal 2019.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation that will become effective immediately prior to the consummation of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and bylaws that will become effective immediately prior to the consummation of this offering, provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our bylaws will also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage shareholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Director Compensation

See “Executive Compensation—Elements of Executive Compensation—Director Compensation” for information regarding compensation for members of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2019 Summary Compensation Table” below. In fiscal year 2019, our “named executive officers” and their positions were as follows:

•	Stephen J. Barnard, President and Chief Executive Officer;

•	Bryan E. Giles, Chief Financial Officer; and

•	Ross W. Wileman, SVP, Sales and Marketing.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion.

2019 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the fiscal year ended October 31, 2019.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(4)	Total
Stephen J. Barnard	569,051	875,030	11,275,676	700,024	18,942	35,677	13,474,400
President and Chief Executive Officer

Bryan E. Giles	260,117	246,114	—	196,892	—	59,284	762,407
Chief Financial Officer

Ross W. Wileman	261,203	245,997	—	197,009	—	43,414	747,623
SVP, Sales and Marketing

(1)

Amounts represent the discretionary portion of annual cash bonuses determined by the board, based on a subjective performance review of the Company’s overall financial performance for fiscal year 2019. See “Narrative to Summary Compensation Table—2019 Bonuses” for a detailed discussion of the 2019 fiscal year bonuses.

(2)

Amounts represent the full grant-date fair value of stock options granted during fiscal year 2019 computed in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all option awards made to executive officers in Note 11 to the Consolidated Financial Statements included herein.

(3)

Amounts represent the portion of the annual cash bonuses earned based on achievement of pre-approved performance criteria of the Company. See “Narrative to Summary Compensation Table—2019 Bonuses” for a detailed discussion of the 2019 fiscal year bonuses.

(4)	Amounts represent medical insurance premiums, life insurance premiums and the Company’s 401(k) matching contributions, and for Messrs. Giles and Wileman, a car allowance.

NARRATIVE TO SUMMARY COMPENSATION TABLE

2019 Salaries

The named executive officers receive their respective base salaries to compensate them for services rendered to our company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2019 base salaries for Messrs. Giles and Wileman were $262,522 and $262,678, respectively. Mr. Barnard’s 2019 base salary was $515,008, which was increased to $700,024 effective July 1, 2019, to better align Mr. Barnard’s base salary to that of other similarly-situated executives in our market.

Additionally, effective December 29, 2019, the base salaries for Messrs. Giles and Wileman were each increased to $350,000 to maintain their base salaries to that of other similarly-situated executives in our market.

2019 Bonuses

In 2019, Messrs. Barnard, Giles and Wileman were each eligible to receive an annual cash incentive bonus based on an operating income objective, with the amount of each bonus subject to downward or upward adjustment at the discretion of the board based on the board’s assessment of the Company’s overall financial performance for the fiscal year, including adjustments based on industry conditions, as well as the executive’s individual performance. For 2019, Mr. Barnard’s target cash incentive opportunity was 100% of his base salary, Mr. Giles’ target was 75% of his base salary and Mr. Wileman’s target was 75% of his base salary. 2019 Annual bonuses were based on a target budgeted operating income with respect to the Marketing and Distribution segment of the business and, for 2019, this target was exceeded.

The annual cash bonuses awarded to Messrs. Barnard, Giles and Wileman were $1,575,054, $443,006 and $443,006, respectively.

Equity Compensation

Generally, the stock options we grant to our key employees vest in equal annual installments over the five-year period from the applicable employee’s start date.

In July 2019, our board of directors approved a stock option grant to Mr. Barnard covering 1,700,000 shares of our common stock at an exercise price determined at that time to equal the fair market value of our common stock on the grant date, and set at that time to vest upon an initial public offering of our common stock. In October 2019, our board of directors, with the consent of Mr. Barnard, amended the vesting schedule of the stock option such that the option currently vests (i) as to 50% of the shares underlying the option, on the seven-year anniversary of the grant date, subject to continued employment through such date; except that this portion of the option will vest in full immediately prior to the consummation of a change in control (as defined in the 2003 Plan) or upon the closing of an initial public offering of our common stock, in each case, subject to Mr. Barnard’s continued employment until such event, and (ii) as to 50% of the shares underlying the option, in five substantially equal installments on each anniversary of the grant date over a five-year period, subject to Mr. Barnard’s continued employment through the applicable vesting date.

Additionally, in December 2019, based on new, retrospective valuation information that became available to our board of directors at that time, we revised Mr. Barnard’s stock option to increase the exercise price to $13.74 per share, which our board of directors determined at that time to represent the fair market value of a share of our common stock as of July 31, 2019 based on the information provided by our independent valuation firm.

Other than the stock option granted to Mr. Barnard, none of our named executive officers received any stock options or other incentive equity awards in fiscal year 2019.

Executive IPO Grants

Our board of directors approved grants of stock options pursuant to the 2020 Plan (as further described below) to certain of our employees, including our named executive officers, in connection with this offering, effective as of immediately following the determination of the initial public offering price per share of our common stock with an aggregate value of $2,395,000. The number of shares underlying such options will be determined using a per share Black-Scholes valuation as of the date on which the initial public offering price is determined. Of these, the stock options granted to our named executive officers, Messrs. Giles and Wileman, have a value of $450,000 and $125,000, respectively.

The stock options granted to our named executive officers will vest as to 1/4th of the shares underlying the option on each of the first four anniversaries of the grant date, subject to the executive’s continued service through the applicable vesting date. Additionally, the stock options will vest in full upon the executive’s termination due to death or disability to the extent outstanding at such time.

Equity Compensation Plans

2003 Stock Incentive Plan

We currently maintain the Amended and Restated 2003 Stock Incentive Plan, as amended from time to time, or the 2003 Plan, in order to provide additional incentives for our employees, directors and consultants, and to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to our success. We offer stock options to our employees, including our named executive officers, as the long-term incentive component of our compensation program.

For additional information about the 2003 Plan, please see the section titled “Amended and Restated 2003 Stock Incentive Plan” below. As mentioned below, in connection with the completion of this offering, no further awards will be granted under the 2003 Plan.

2020 Incentive Award Plan

In connection with this offering, our board of directors has adopted, and our stockholders have approved, the 2020 Incentive Award Plan, referred to in this prospectus as the 2020 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals, which is essential to our long-term success. Upon the effectiveness of the 2020 Plan, no further grants will be made under the 2003 Plan. However, the 2003 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. In addition, shares of our common stock that remain available for issuance under the 2003 Plan following the effective date of the 2020 Plan will become available for issuance under the 2020 Plan in accordance with its terms. For additional information about the 2020 Plan, please see the section titled “2020 Incentive Award Plan” below.

Other Elements of Compensation

Retirement Plans

401(k) Plan

We currently maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and these matching contributions are fully vested as of the date on which the contribution is made. In 2019, we matched a portion of the contributions to the 401(k) plan on behalf of eligible employees. The discretionary employer match for 2019 was 100% on deferrals up to 3%, and 50% on deferrals over 3% up to 5%. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Deferred Compensation Plan

We currently maintain the Mission Produce Deferred Compensation Plan, as may be amended from time to time, for certain of our employees, including our named executive officers. This plan provides our employees an opportunity to save for retirement and other purposes. Employees may defer a portion of their pre-tax base salary and annual bonus, which contribution amounts may be matched by Mission at our discretion. Matching contributions, if any, are immediately vested. Participants have an opportunity to earn returns (positive or negative) based on notional investment alternatives offered under the plan, but may only earn such returns with respect to any portion of the deferral account based on a single investment option at a time (i.e., no “greater of” returns apply to any amounts deferred under the Deferred Compensation Plan), and any changes to notional investments may only be made prospectively). Participants may elect that account balances be distributed upon any or all of the following payment events: a date specified by the participant with a minimum deferral period of two years, upon a separation from service, retirement or death. In 2019, Mr. Barnard was the only named executive officer to participate in our Deferred Compensation Plan and Mission did not provide Mr. Barnard with any matching contributions.

Employee Benefits and Perquisites

Health/Welfare Plans. All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:

•	medical, dental and vision benefits;

•	medical and dependent care flexible spending accounts;

•	short-term and long-term disability insurance; and

•	life insurance.

We also provide Mr. Giles and Mr. Wileman with a monthly car allowance and Mr. Barnard with the use of a Company-paid car. We believe the perquisites described above are necessary and appropriate to provide a competitive compensation package to our named executive officers.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or perquisites paid or provided by our company.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of October 31, 2019.

	Grant Date	Option Awards
Name		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)		Option Expiration Date
Stephen J. Barnard	07/09/2019	—	1,700,000	(1)	9.41	(2)	07/09/2029
Bryan E. Giles	03/27/2013	34,000	—		1.81		03/26/2023
Ross W. Wileman	—	—	—		—		—

(1)

The option vests: (i) as to 50% of the shares underlying the option, in full on the seven-year anniversary of the grant date, subject to continued employment; provided, that notwithstanding the foregoing, this portion of the option shall vest in full immediately prior to the consummation of a change in control (as defined in the 2003 Plan) or upon the closing of an initial public offering of the Company’s common stock, in each case, subject to continued employment, and (ii) as to 50% of the shares underlying the option, in five substantially equal installments on each anniversary of the grant date over a five-year period, subject to continued employment.

(2)

As discussed under the header “Equity Compensation” above, this award was amended in December 2019 to increase the exercise price to $13.74, which, as our board of directors then determined based on the information provided by our independent valuation firm, represents the fair market value of a share of our common stock as of July 31, 2019.

Executive Compensation Arrangements

In fiscal year 2019, none of our executive officers were parties to employment agreements or other similar arrangements with us. Each of our executive officers’ employment is “at will” and may be terminated at any time.

DIRECTOR COMPENSATION

The following table sets forth information for the fiscal year ended October 31, 2019 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during fiscal year 2019.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)		Total ($)
Steven A. Beebe	21,000	—		21,000
Stephen W. Bershad	21,000	—		21,000
Luis A. Gonzalez	20,000	250,000	(1)	270,000
Jay A. Pack	20,000	—		20,000
Bruce C. Taylor	20,000	—		20,000

(1)	Amount represents consulting fees paid by the Company to Mr. Gonzalez for consulting services in fiscal year 2019.

In 2018, we entered into a consulting services agreement with Mr. Gonzalez, pursuant to which he receives $250,000 per year, payable monthly, for consulting services related to our business operations in Latin America. We expect that the compensation Mr. Gonzalez is eligible to receive under his consulting services agreement will be superseded by our new non-employee director compensation program, as described below, once implemented.

Post-IPO Director Compensation Program

In April 2020, our board of directors adopted and our stockholders approved a non-employee director compensation program, or the Director Compensation Program, which provides for annual retainer fees and long-term equity awards for our non-employee directors, or an Eligible Director. The material terms of the Director Compensation Program are summarized below.

The Director Compensation Program consists of the following components:

Cash Compensation

•	Annual Retainer: $60,000

•	Annual Committee Chair Retainer:

•	Audit: $15,000

•	Compensation: $10,000

•	Nominating and Corporate Governance: $10,000

•	Annual Committee Member (Non-Chair) Retainer:

•	Audit: $7,500

•	Compensation: $5,000

•	Nominating and Corporate Governance: $5,000

Annual cash retainers will be paid in quarterly installments in arrears and will be pro-rated for any partial calendar quarter of service.

Equity Compensation

•

Initial Grant: Each Eligible Director who is initially elected or appointed to serve on the Board after the effective date of this offering automatically shall be granted a restricted stock unit award with a value of approximately $50,000 on the date on which such Eligible Director is appointed or elected to serve on the Board, and shall vest in full on the date of the annual meeting of the Company’s stockholders following the grant date, subject to such Eligible Director’s continued service through the vesting date.

•

Annual Grant: An Eligible Director who is serving on the Board as of the date of the annual meeting of the Company’s stockholders each calendar year beginning with calendar year 2021 shall be granted, on such annual meeting date, a restricted stock unit award with a value of approximately $100,000, which shall vest in full on the earlier to occur of (i) the one-year anniversary of the applicable grant date and (ii) the date of the next annual meeting following the grant date, subject to continued service through the applicable vesting date.

In addition, each such award will vest in full upon a change in control of our company (as defined in the 2020 Plan).

Compensation under our Director Compensation Program will be subject to the annual limits on non-employee director compensation set forth in the 2020 Plan, as described below.

Director IPO Grants

Pursuant to our Director Compensation Program, each Eligible Director who is serving on the Board as of the closing of this offering shall be granted a restricted stock unit award with a value of approximately $100,000, which shall vest in full on the date of the annual meeting of the Company’s stockholders following the grant date, subject to such Eligible Director’s continued service through the vesting date. In accordance with our Director Compensation Program, each such award will vest in full upon a change in control of our company (as defined in the 2020 Plan).

Equity Incentive Award Plans

The following summarizes the material terms of the 2003 Plan, under which we have previously made periodic grants of equity and equity-based awards to our named executive officers and other key employees, and the 2020 Plan.

Amended and Restated 2003 Stock Incentive Plan

Our board of directors and our stockholders representing the holders of a majority of our outstanding shares approved the 2003 Plan, which became effective in December 2003.

In July 2019, our board of directors approved, and in March 2020, our shareholders approved, an amendment and restatement of our 2003 Plan which increased the share reserve to 10,200,000. As of July 31, 2020, 1,725,500 shares of our common stock were subject to outstanding option awards and 1,321,308 shares of our common stock remained available for future issuance. The 2003 Plan will expire in July 2029 unless earlier terminated by our board of directors. However, in connection with this offering, following the effectiveness of the 2020 Plan, the 2003 Plan will terminate and we will not make any further awards under the 2003 Plan. Any outstanding awards granted under the 2003 Plan will remain outstanding, subject to the terms of the 2003 Plan and applicable award agreement.

Administration. The board of directors administers the 2003 Plan. Subject to the terms and conditions of the 2003 Plan, the administrator has the authority to select the persons to whom option awards are to be made, determine the number of option awards to grant, determine the number of shares to be subject to such option awards, and the terms, the exercise price of such option awards, subject to the limits established in the 2003 Plan, conditions and restrictions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2003 Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the 2003 Plan, subject to certain restrictions.

Eligibility. Options may be granted to individuals who are then our employees, consultants and members of our board of directors. Only employees (including directors who are also employees) may be granted ISOs.

Awards. The 2003 Plan permits the award of stock options and stock awards. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

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Nonqualified stock options. Nonqualified stock options, or NSOs, provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of stock on the date of grant, and usually will become exercisable (at the discretion of our board of directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

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Incentive Stock Options. Incentive Stock Options, or ISOs, are intended to comply with the provisions of the Code and are subject to specified restrictions contained in the Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment (to maintain ISO status), and must be exercised within ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the 2003 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.

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Stock Awards. Stock awards are awards of fully vested shares of our common stock. Stock awards are subject to the applicable terms and conditions of the 2003 Plan and may be subject to any other terms and conditions as determined by our board of directors.

Certain Transactions. In the event of certain transactions and events affecting our common stock, such as a dissolution or liquidation, or any corporate separation or division, including, but not limited to, a split-up, a split-off or a spin-off, or a sale of substantially all of our assets, certain mergers or consolidations, or certain reverse mergers, then, the plan administrator, to the extent permitted by applicable law, but otherwise in its sole discretion may provide for: (i) the continuation of outstanding rights (if the Company is the surviving entity); (ii) the assumption of the 2003 Plan and such outstanding rights by the surviving entity or its parent; (iii) the substitution by the surviving entity or its parent of rights with substantially the same terms for such outstanding rights; or (iv) the cancellation of such outstanding rights without payment of any consideration, provided that if such rights would be canceled in accordance with the foregoing, the participant shall have the right, exercisable during the later of the ten-day period ending on the fifth day prior to such merger or consolidation or ten days after the administrator provides the rights holder a notice of cancellation, to exercise such rights in whole or in part without regard to any installment exercise provisions in the rights agreement.

Amendment or Termination of the 2003 Plan. Our board of directors may amend, suspend or terminate the 2003 Plan at any time for any reason. However, the board of directors will determine whether stockholder approval of any amendment to the 2003 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule. As described above, the 2003 Plan will terminate as of the effective date of the 2020 Plan.

2020 Incentive Award Plan

Our board of directors has adopted, and our stockholders have approved, the 2020 Incentive Award Plan, or the 2020 Plan, which will become effective in connection with this offering. Under the 2020 Plan, we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2020 Plan are summarized below.

Eligibility and Administration. Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries are eligible to receive awards under the 2020 Plan. Following our initial public offering, the 2020 Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2020 Plan, Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator has the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2020 Plan, subject to its express terms and conditions. The plan administrator may also set the terms and conditions of all awards under the 2020 Plan, including any vesting and vesting acceleration conditions.

Shares Available. An aggregate of 8,558,882 shares of our common stock are reserved for issuance under awards granted pursuant to the 2020 Plan, which shares may be authorized but unissued shares, shares purchased in the open market or treasury shares. Notwithstanding anything to the contrary in the 2020 Plan, no more than 85,000,000 shares of our common stock may be issued pursuant to the exercise of ISOs under the 2020 Plan.

The number of shares available for issuance will be increased by the number of shares of common stock that remain available for issuance under the 2003 Plan as of the effective date of the 2020 Plan (with the maximum number of such shares to equal 1,321,308 shares).

If an award under the 2020 Plan expires, lapses or is terminated, exchanged for or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the 2020 Plan. Further, shares delivered to us to satisfy the applicable exercise or purchase price of an award under the 2020 Plan and/or to satisfy any applicable tax withholding obligations (including shares retained by us from the award under the 2020 Plan being exercised or purchased and/or creating the tax obligation) will become or again be available for award grants under the 2020 Plan. The payment of dividend equivalents in cash in conjunction with any awards under the 2020 Plan will not reduce the shares available for grant under the 2020 Plan. However, the following shares may not be used again for grant under the 2020 Plan: (i) shares subject to stock appreciation rights, or SARs, that are not issued in connection with the stock settlement of the SAR on exercise, and (ii) shares purchased on the open market with the cash proceeds from the exercise of options.

Awards granted under the 2020 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2020 Plan but will count against the maximum number of shares that may be issued upon the exercise of ISOs.

The 2020 Plan provides that the sum of any cash compensation and the aggregate grant date fair value (determined as of the date of the grant under ASC Topic 718, or any successor thereto) of all awards granted to a non-employee director as compensation for services as a non-employee director during any calendar year may not exceed the amount equal to $500,000, increased to $750,000, in the fiscal year of a non-employee director’s initial service as a non-employee director.

Awards. The 2020 Plan provides for the grant of stock options, including ISOs and NSOs, SARs, restricted stock, dividend equivalents, restricted stock units, or RSUs, and other stock or cash based awards. Certain awards under the 2020 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2020 Plan will be evidenced by award agreements, which will detail all terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

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Stock Options and SARs. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, in contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a stock option or SAR may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option or SAR may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders).

•	Restricted Stock. Restricted stock is an award of nontransferable shares of our common stock that are subject to certain vesting conditions and other restrictions.

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RSUs. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant. The terms and conditions applicable to RSUs will be determined by the plan administrator, subject to the conditions and limitations contained in the 2020 Plan.

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Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of compensation to which a participant is otherwise entitled.

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Dividend Equivalents. Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are credited as of the dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Certain Transactions. The plan administrator has broad discretion to take action under the 2020 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the plan administrator will make equitable adjustments to the 2020 Plan and outstanding awards. In the event of a change in control of our company (as defined in the 2020 Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards will become fully vested and exercisable in connection with the transaction. Awards under the 2020 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the plan administrator’s consent, pursuant to a domestic relations order, and are generally exercisable only by the participant.

Foreign Participants, Claw-Back Provisions, Transferability, and Participant Payments. The plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above, in order to facilitate grants of awards subject to the laws and/or stock exchange rules of countries outside of the United States. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the 2020 Plan, the plan administrator may, in its discretion, accept cash or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable.

Plan Amendment and Termination. Our board of directors may amend or terminate the 2020 Plan at any time; however, no amendment, other than an amendment that increases the number of shares available under the 2020 Plan, may materially and adversely affect an award outstanding under the 2020 Plan without the consent of the affected participant, and stockholder approval will be obtained for any amendment to the extent necessary to comply with applicable laws or to increase the director limit. The plan administrator will not have the authority, without the approval of our stockholders, to “reprice” any stock option or SAR, or cancel any stock option or SAR in exchange for cash or another award when the option or SAR price per share exceeds the fair market value of the underlying shares. The 2020 Plan will remain in effect until the tenth anniversary of the effective date of the 2020 Plan, unless earlier terminated.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of transactions since November 1, 2016, to which we have been a party, in which the amount involved exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest.

Transactions with Companies in which We Own an Equity Interest

We purchase from and sell avocados to Henry Avocado Corporation (“HAC”), in which we own a 49% interest. Sales to HAC totaled $6.4 million in fiscal 2018 and $0.5 million in fiscal 2019, while accounts receivable totaled $3.0 million as of October 31, 2018 and $0.0 as of October 31, 2019. Purchases from HAC totaled $0.4 million in fiscal 2018 and $3.3 million in fiscal 2019, while payables to HAC totaled $0.04 million as of October 31, 2018 and $0.0 as of October 31, 2019. In January 2017, we sold packing equipment to HAC for $500,000. We recorded a loss on the disposal of the asset of $182,000 in fiscal 2017.

We purchase avocados from Agricola y Comercial Cabilfrut S.A. (“Cabilfrut”), in which we held a 50% interest until April 2018, for sale within the U.S. and export markets and we sell avocados to Cabilfrut for sale within Chile. Sales to Cabilfrut while we held a 50% equity interest totaled $0.5 million in fiscal 2018, while purchases from Cabilfrut totaled $9.6 million in fiscal 2018.

We purchase packaged Peruvian avocados from Grupo Arato for sale within domestic and international markets. We accounted for our ownership in Grupo Arato as an equity method investment until September 2018, at which time we acquired the remaining outstanding shares of capital stock of Grupo Arato from its stockholders, including Rosario Vallejos Hinojosa, who is married to Luis Gonzalez, a member of our board of directors, and began consolidating operations. Purchases from Grupo Arato totaled $70.6 million in fiscal 2018 during the time that Grupo Arato was an equity method investment.

We provide packing and cooling services for blueberries within Peru to Moruga, in which we own a 60% equity interest. We recorded sales of $0.6 million in in the year ended October 31, 2018 and $3.4 million during the year ended October 31, 2019, and we had amounts receivable from Moruga totaling $0.9 million as of October 31, 2018 and $2.1 million as of October 31, 2019.

We have provided loans to Moruga to support growth and expansion projects. Loans have been contributed by all shareholders in proportion with their ownership interests in the investee. The outstanding balance of loans to our equity method investees was $3.9 million as of October 31, 2019 and 2018.

We sell packaged avocados to Shanghai Mr. Avocado Limited (“Mr. Avocado”), in which we own a 33% equity interest through our subsidiary Mission Produce Asia Ltd., for resale within the Chinese market. We recorded fruit sales of $5.6 million in fiscal 2018 and $4.5 million in fiscal 2019, and had amounts receivable from Mr. Avocado totaling $1.7 million as of October 31, 2018 and $1.6 million as of October 31, 2019.

During fiscal 2019, we sourced packaged fruit from Cartama, a Colombian avocado grower in which we own a 50% interest. Purchases from Cartama totaled $1.1 million during fiscal 2019 and had outstanding payables of $0.2 million as of October 31, 2019.

Relationships with Directors and Management

In October 2017, we sold a cold storage and packing facility to a group of limited liability companies whose ownership includes Keith Barnard and Ben Barnard, each a Vice President of the Company and sons of our President and Chief Executive Officer, Steve Barnard, who received total compensation of approximately $272,000 and $254,000, respectively, in fiscal 2019. The sale price was $7,000,000. We recorded a gain on the disposal of the asset of $2,541,000 during the year ended October 31, 2017, and hold a note receivable from the buyers that is classified within Other Assets totaling $1,400,000 as of October 31, 2018 and 2017. Principal balance was paid in full in fiscal 2019. Interest on the note was payable in quarterly installments at 4.2%. We reported interest income from this group in the amount of $0.06 million during each of fiscal 2018 and fiscal 2019 years.

In connection with our Peru farming operations, we entered into a consulting agreement in 2018 with Luis Gonzalez. Pursuant to the agreement, we pay Mr. Gonzalez $250,000 per year, payable monthly, for his consulting services.

We sell avocados to AvoPacific Oils, an entity whose ownership consists of our CEO and two of his sons who are also employed by us. We recorded fruit sales of $1.2 million in fiscal 2018 and $0.9 million in fiscal 2019, while accounts receivable totaled $0.7 million as of October 31, 2018 and $0.1 million as of October 31, 2019.

Stephen J. Barnard, Stephen W. Bershad and Ross W. Wileman, or companies owned by them, market California avocados through us pursuant to arrangements substantially similar to the marketing agreements that we enter into with other growers. The aggregate amount of avocados procured from entities owned or controlled by those three members of our board and management was $4.2 million in fiscal 2018 and $1.8 million in fiscal 2019. We did not have any amounts due to members of our board or management as of October 31, 2018 and 2019.

Indemnification Agreements and Directors’ and Officers’ Liability Insurance

We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, penalties fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Other Transactions

See “Executive and Director Compensation” for a description of certain arrangements with our executive officers and directors.

Policies and Procedures for Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the consummation of this offering, setting forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover, with exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction with an unrelated third-party and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock as of September 18, 2020, and as adjusted to reflect the sale of our common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our current directors and executive officers as a group;

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares common stock; and

•	each selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of common stock outstanding as of September 18, 2020. We have based our calculation of the percentage of beneficial ownership after this offering on 69,350,922 shares of common stock outstanding immediately after the completion of this offering. The table below includes shares which the individuals shown have the right to acquire upon exercise of stock options that are vested as of September 18, 2020, or within 60 days thereafter, as set forth in the table below. Such shares are deemed to be outstanding in calculating the percentage ownership of such individual (and the group), but are not deemed to be outstanding as to any other person. The table below excludes any shares of our common stock that may be purchased in this offering pursuant to the reserved share program. See “Underwriting—Reserved Share Program.”

Unless otherwise indicated in the footnotes and subject to community property laws, where applicable, each person has sole voting and/or investment power with respect to such shares, including shares held in trust. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Mission Produce, Inc., 2500 E. Vineyard Avenue, Suite 300, in Oxnard, California 93036 and our telephone number is (805) 981-3650.

	Shares Beneficially Owned Prior to this Offering		Shares Being Offered	Shares Beneficially Owned After this Offering(1)
	Shares	%		Shares	%
Named Executive Officers and Directors:
Stephen J. Barnard(2)	6,137,917	9.6%	—	6,137,917	8.7%
Bryan E. Giles(3)	68,000	*	—	68,000	*
Ross W. Wileman	903,210	1.4%	—	903,210	1.3%
Steve A. Beebe	138,907	*	11,900	127,007	*
Stephen W. Bershad	1,351,500	2.1%	—	1,351,500	1.9%
Luis A. Gonzalez(4)	12,238,980	19.4%	946,828	11,292,152	16.3%
Bonnie C. Lind	3,961	*	—	3,961	*
Jay A. Pack	2,386,307	3.8%	357,935	2,028,372	2.9%
Linda B. Segre	3,961	*	—	3,961	*
Bruce C. Taylor(5)	10,525,261	16.7%	946,828	9,578,433	13.8%
All executive officers and directors as a group (12 persons)	34,948,310	55.4%	2,263,491	32,684,819	46.4%

	Shares Beneficially Owned Prior to this Offering		Shares Being Offered	Shares Beneficially Owned After this Offering(1)
	Shares	%		Shares	%
Other Selling Stockholders:
Donovan Family Trust dated August 11, 2009	858,160	1.4%	42,500	815,660	1.2%
Jacob Nixon	62,900	*	62,900	—	—
James Norwood	235,450	*	153,000	82,450	*
Carson Palmer	224,519	*	119,340	105,179	*
R.F. Investments, LLC	241,519	*	241,519	—	—
Finch Family Trust dated 10/13/98	2,329,986	3.7%	170,000	2,159,986	3.1%
Patrick Withers and Mary Ann Withers	289,000	*	72,250	216,750	*

*	Less than 1%.
(1)	Does not include any shares that may be issued pursuant to the underwriters’ overallotment option.
(2)

Includes (i) the following shares over which Mr. Barnard has shared voting and dispositive power (A) 1,107,125 shares of common stock held of record by Barnard Properties, LLC, (B) 2,005,396 shares of common stock owned by the Shelly R. Barnard GT Trust and (C) 2,005,396 shares of common stock held of record by the Stephen J. Barnard GT Trust, and (ii) 1,020,000 shares of common stock issuable upon exercise of outstanding options exerciseable within 60 days of September 18, 2020. Mr. Barnard disclaims beneficial ownership of the shares held of record by Barnard Properties, LLC, except to the extent of his pecuniary interest therein.

(3)	Includes 17,000 shares of common stock issuable upon exercise of outstanding options exerciseable within 60 days of September 18, 2020.
(4)

Includes (i) 1,526,192 shares held of record by Beldar Enterprises, over which Mr. Gonzalez has exclusive voting and dispositive power and (ii) 10,712,788 shares held of record by Rosario del Pilar Vallejos Hinojosa, who is a former owner of Grupo Arato and is married to Mr. Gonzalez. Mrs. Vallejos Hinojosa is offering 946,828 shares of common stock in this offering.

(5)

Includes 10,139,072 shares of common stock held of record by Taylor Family Investments LLC of which Mr. Taylor is the managing member. Mr. Taylor disclaims beneficial ownership of the shares held of record by Taylor Family Investments LLC, except to the extent of his pecuniary interest therein. Taylor Family Investments LLC is offering 946,828 shares of common stock in this offering.

DESCRIPTION OF CAPITAL STOCK

General

As of the closing of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share.

The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and bylaws that will become effective upon the closing of this offering. Our certificate of incorporation and bylaws will be approved by our pre-IPO shareholders prior to this offering. Copies of these documents will be filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

Common Stock

Upon completion of this offering, there will be 69,350,922 shares of our common stock outstanding.

Voting Rights

Holders of our common stock are entitled to one vote per share of common stock. Holders of shares of common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of shareholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation.

Economic Rights

Dividends. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information. Any dividend or distributions paid or payable to the holders of shares of common stock shall be paid pro rata, on an equal priority, pari passu basis.

Right to Receive Liquidation Distributions. Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our shareholders shall be distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Choice of Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative form, the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for: (1) any derivative action, suit or proceeding brought on our behalf; (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or stockholders owed to us or our stockholders; (3) any action, suit or proceeding asserting a claim against us arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our bylaws (as either may be amended from time to time); or (4) any action, suit or proceeding asserting a claim against us governed by the internal affairs doctrine.

Our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. If any such foreign action is filed in a court other than the courts in the State of Delaware in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce such actions and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the foreign action as agent for such stockholder. Our amended and restated certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. This choice of forum provision has important consequences for our shareholders. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our shareholders, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third-party to acquire, or could discourage a third-party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock

Anti-takeover Provisions

Classified Board of Directors and Removal of Directors

Our certificate of incorporation will provide that our board of directors will be divided into three classes, with each class serving three-year staggered terms. The classification of directors will have the effect of making it more difficult for shareholders to change the composition of our board.

Our certificate of incorporation and our bylaws will provide that a director may be removed only for cause. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Shareholder Action; Special Meeting of Shareholders

Our bylaws provide that any action required or permitted to be taken by our shareholders must be effected at a duly called annual or special meeting of such shareholders and may not be effected by any consent in writing by such shareholders. Our certificate of incorporation and our bylaws also provide that, except as otherwise required by law, special meetings of our shareholders can only be called by our board of directors.

Authorized But Unissued Shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without shareholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority shareholders.

In addition, upon the closing of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested shareholder” for three years following the date that the person became an interested shareholder, unless the interested shareholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested shareholder” and the sale of more than 10% of our assets. In general, an “interested shareholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Stockholders’ Agreement

Prior to the consummation of this offering, we will enter into an amended and restated stockholders agreement with our existing holders of common stock to which such holders will be entitled to rights and subject to obligations described below.

Registration Rights

Beginning six months following the effectiveness of the registration statement of which this prospectus is a part, the holders of at least a majority of registrable securities outstanding prior to this offering can request in writing that we register the offer and sale of all or a portion of their shares on a maximum of one effective registration statement, provided that the anticipated aggregate price to the public is at least $50.0 million.

In addition, following this offering, if we determine to register any of our securities under the Securities Act (subject to certain exceptions), either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in one such registration, subject to certain marketing and other limitations. As a result, if we propose to file a registration statement under the Securities Act, other than with respect to a registration related to employee benefit plans, convertible debt securities, or certain other transactions, the holders of these shares are entitled to notice of the registration and have the right, subject to limitations that the underwriters may impose on the number of shares included in the registration, to include their shares in the registration. In an underwritten offering, the managing underwriter, if any, has the right to limit the number of shares such holders may include.

Transfer Agent and Registrar

Upon completion of this offering, the transfer agent and registrar for our common stock will be American Stock Transfer & Trust, LLC. The address of the transfer agent and registrar is 59 Maiden Lane, Plaza Level, New York NY 10038.

Limitations of Liability and Indemnification

See the section captioned “Certain Relationships and Related Party Transactions— Indemnification Agreements and Directors’ and Officers’ Liability Insurance.”

Listing

We have applied to list our common stock on Nasdaq under the symbol “AVO.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, 69,350,922 shares of our common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding shares of our common stock not sold in this offering will be deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors, the selling stockholders and beneficial holders of substantially all of our capital stock and securities exchangeable or exercisable for our capital stock have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all 9,375,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus, the remaining 59,975,922 shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our officers, directors, the selling stockholders and beneficial holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock have agreed that, subject to exceptions, for a period of 180 days after the date of this prospectus, we and they will not, without the prior written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC, dispose of or hedge any shares or any securities convertible into or exchangeable for shares of our capital stock. BofA Securities, Inc. and J.P. Morgan Securities LLC may, in their discretion, release any of the securities subject to lock-up agreements at any time. When determining whether or not to release our common stock and other securities from lock-up agreements, BofA Securities, Inc. and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time of the request. In the event of such a release or waiver for one of our directors or officers, BofA Securities, Inc. and J.P. Morgan Securities LLC shall provide us with notice of the impending release or waiver at least three business days before the effective date of such release or waiver and we will announce the impending release or waiver by issuing a press release at least two business days before the effective date of the release or waiver.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our capital stock then outstanding, which will equal 693,509 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the completion of this offering to register shares of our common stock reserved for future issuance under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section captioned “Executive Compensation—Equity Compensation Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the alternative minimum tax or the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an “applicable financial statement” (as defined in the Code).

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT TAX OR LEGAL ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

If we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

BofA Securities, Inc., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we and the selling shareholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling shareholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Roth Capital Partners, LLC
Stephens Inc.
D.A. Davidson & Co.

Total	9,375,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $                 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us and the selling shareholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Mission Produce, Inc.	$	$	$
Proceeds, before expenses, to the selling shareholders	$	$	—

The expenses of the offering, not including the underwriting discount, are estimated at $3.8 million and are payable by us.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,406,250 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Share Program

At our request, the underwriters have has reserved for sale, at the initial public offering price, up to 5% of the shares offered by this prospectus to some of our directors, officers, employees and related persons through a reserved share program through a reserved share program. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. If these persons purchase reserved shares it will reduce the number of shares available for sale to the general public. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus. Shares purchased by our directors and officers in the reserved share program will be subject to lock-up restrictions described in this prospectus.

No Sales of Similar Securities

We, our executive officers and directors and substantially all of our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and J.P. Morgan Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The restrictions described in the immediately preceding paragraph do not apply to:

•

transfers of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (a) as a bona fide gift or gifts, (b) to immediate family or any trust, partnership or similar entity for the direct or indirect benefit of the lock-up signatory or the immediate family of the lock-up signatory (for purposes of this section, “immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin) or if the lock-up signatory is a trust, to any beneficiary of the lock-up signatory (including such beneficiary’s estate), (c) as a distribution to limited partners, members, stockholders or other equity holders of the lock-up signatory); (d) to the lock-up signatory’s affiliates or to any investment fund or other entity controlled or managed by the lock-up signatory, (e) by will or intestate succession, provided that, any filing under Section 16 of the Exchange Act made during the restricted period will clearly indicate in the footnotes thereto that the filing relates to the circumstances described above, (f) pursuant to a court or regulatory agency order, a qualified domestic order or in connection with a divorce settlement, provided that (1) the representatives receive a signed lock-up agreement for the balance of the restricted period from each donee, trustee, distributee, or transferee, as the case may be, (2) any such transfer will not involve a disposition for value, (3) in the case of clauses (a) through (d), such transfers are not required to be reported during the restricted period with the Securities and Exchange Commission on Form 4 in accordance with Section 16 of the Exchange Act, and (4) no public filing or report regarding such transfers is voluntarily effected during the restricted period;

•

the exercise of any rights to purchase, exchange or convert any stock options granted to the lock-up signatory pursuant to the Company’s equity incentive plans referred to in the prospectus relating to the offering, or any warrants or other securities convertible into or exercisable or exchangeable for shares of the Company’s common stock, which warrants or other securities are described in the prospectus relating to the offering, provided that (1) any filing under Section 16 of the Exchange Act made during the restricted period will clearly indicate in the footnotes thereto that the filing relates to the circumstances described above, (2) the underlying shares of the Company’s common stock continue to be subject to the restrictions on transfer set forth in the lock-up agreement and (3) the lock-up signatory does not otherwise voluntarily effect any other public filings or reports regarding such exercise during the restricted period;

•

the sale or transfer of common stock or any securities convertible into or exercisable or exchangeable for common stock to the Company in connection with the termination of the lock-up signatory’s employment or other service with the Company, provided that, (1) any filing under Section 16 of the Exchange Act made during the restricted period will clearly indicate in the footnotes thereto that (A) the filing relates to the circumstances described above and (B) no other sales by the reporting person other than such transfers to the Company as described above and (2) the lock-up signatory does not otherwise voluntarily effect any other public filings or reports regarding such transfers during the restricted period;

•

the transfer of common stock or any securities convertible into or exercisable or exchangeable for common stock to the Company pursuant to a bona fide third-party tender offer, or in connection with a merger, consolidation or other similar transaction that is approved by the board of directors of the Company and made to all holders of the Company’s capital stock involving a change of control of the Company; provided that, in the event that such tender offer, merger, consolidation or other transaction is not completed, such securities will remain subject to the restrictions on transfer set forth in the lock-up agreement (for purposes hereof, “change of control” means the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock of the Company if, after such transaction or transactions, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity)); and

•

the transfer of common stock or any securities convertible into or exercisable or exchangeable for common stock to the Company to the Company upon (i) a vesting event of any equity award granted under any equity incentive plan or stock purchase plan of the Company described in the prospectus relating to the offering, or (ii) upon the exercise by the lock-up signatory of options or warrants in accordance with clause (b) above, in each case, on a “net” or “cashless” exercise basis, and/or to cover tax withholding obligations of the lock-up signatory in connection therewith, provided, in each case, that (1) any filing under Section 16 of the Exchange Act made during the restricted period will clearly indicate in the footnotes thereto that the filing relates to the circumstances described above, as applicable, (2) no sales by the reporting person other than such transfers to the Company as described above and (3) the lock-up signatory does not otherwise voluntarily effect any other public filings or reports regarding such transfers during the restricted period.

Listing

We expect the shares to be approved for listing on the Nasdaq under the symbol “AVO.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. For example, Bank of America, N.A., an affiliate of BofA Securities, Inc., and J.P. Morgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, are lenders under our revolving credit facility. To the extent that we use any proceeds from this offering to repay outstanding indebtedness under our revolving credit facility, Bank of America, N.A. and J.P. Morgan Chase Bank, N.A. will receive proceeds from this offering through the repayment of that indebtedness.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area and the United Kingdom

In relation to each Relevant State of the European Economic Area and the United Kingdom (each a “Relevant State”), no offer of shares which are the subject of this offering has been, or will be, made to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.

to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Issuer or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, BofA Securities, Inc., J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Latham & Watkins LLP, Los Angeles, California will pass upon the validity of the shares of our common stock being offered by this prospectus. Davis Polk  & Wardwell LLP, New York, New York is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements as of October 31, 2019 and 2018, and for each of the years ended October 31, 2019 and 2018, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the public reference facilities and website of the SEC referred to above. We also maintain a website at www.worldsfinestavocados.com where, upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

F-i

MISSION PRODUCE, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands, except for share amounts)

	October 31, 2019	July 31, 2020
Assets
Current Assets:
Cash and cash equivalents	$64,008	$36,518
Restricted cash	1,628	1,547
Accounts receivable
Trade, net of allowances of $199 (2019) and $422 (2020)	67,857	75,537
Grower and fruit advances	3,824	2,184
Miscellaneous receivables	12,876	13,011
Inventory	44,902	50,485
Prepaid expenses and other current assets	8,423	7,165
Income taxes receivable	2,521	3,338

Total current assets	206,039	189,785
Property, plant and equipment, net	330,316	365,185
Equity method investees	62,702	43,960
Loans to equity method investees	3,900	4,431
Deferred income taxes	3,011	2,610
Goodwill	76,376	76,376
Other assets	7,105	15,400

Total Assets	$689,449	$697,747

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable	19,714	31,884
Accrued expenses	21,184	25,074
Income taxes payable	4,083	2,270
Grower payables	27,216	26,756
Long-term debt—current portion	6,286	7,265
Capital leases—current portion	1,030	1,172

Total current liabilities	79,513	94,421
Long-term debt, net of current portion	174,034	168,439
Capital leases, net of current portion	4,561	3,836
Income taxes payable	3,432	3,885
Deferred income taxes	27,347	26,686
Other long-term liabilities	21,529	21,867

Total liabilities	310,416	319,134
Commitments and contingencies (Note 8)
Shareholders’ equity:
Common stock ($0.001 par value, 1,000,000,000 shares authorized; 63,386,251 and 63,100,922 shares issued and outstanding as of October 31, 2019 and July 31, 2020, respectively)	63	63
Additional paid in capital	139,710	140,876
Notes receivable from shareholders	(128)	(44)
Accumulated other comprehensive income (loss)	79	(258)
Retained earnings	239,309	237,976

Total shareholders’ equity	379,033	378,613

Total Liabilities and Shareholders’ Equity	$689,449	$697,747

See accompanying notes to the condensed consolidated financial statements.

MISSION PRODUCE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands, except for per share amounts)

	Nine months ended July 31,
	2019	2020
Net sales	$651,627	$655,527
Cost of sales	539,640	570,440

Gross profit	111,987	85,087
Selling, general and administrative expenses	37,467	39,378

Operating income	74,520	45,709
Interest expense	(8,028)	(5,461)
Equity method income	486	1,640
Impairment of equity method investment	—	(21,164)
Other expense, net	(2,159)	(251)

Income before income tax expense	64,819	20,473
Income tax expense	16,991	10,431

Net income	$47,828	$10,042

Net income per share:
Basic	$0.75	$0.16

Diluted	$0.75	$0.16

Other comprehensive income, net of tax:
Foreign currency translation adjustments	25	(337)

Comprehensive income	$47,853	$9,705

See accompanying notes to the condensed consolidated financial statements.

MISSION PRODUCE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (UNAUDITED)

(in thousands, except for shares and per share data)

	Common Stock		Additional Paid in Capital	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance at October 31, 2018	63,491,651	$63	$139,710	($428)	$30	$174,076	$313,451
Dividends declared ($0.09 per share)	—	—	—	—	—	(5,600)	(5,600)
Purchase and retirement of stock	(71,400)	—	—	—	—	(546)	(546)
Payment of stock option notes receivable	—	—	—	199	—	—	199
Net income	—	—	—	—	—	47,828	47,828
Other comprehensive income	—	—	—	—	25	—	25

Balance at July 31, 2019	63,420,251	$63	$139,710	($229)	$55	$215,758	$355,357

	Common Stock		Additional Paid in Capital	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount
Balance at October 31, 2019	63,386,251	$63	$139,710	($128)	$79	$239,309	$379,033
Dividends declared ($0.12 per share)	—	—	—	—	—	(7,459)	(7,459)
Issuance of common stock	7,921	—	100	—	—	—	100
Stock-based compensation expense	—	—	713	—	—	—	713
Reclassification of liability-based awards	—	—	322	—	—	—	322
Exercise of stock options	17,000	—	31	—	—	—	31
Purchase and retirement of stock	(310,250)	—	—	—	—	(3,916)	(3,916)
Payment of stock option notes receivable	—	—	—	84	—	—	84
Net income	—	—	—	—	—	10,042	10,042
Other comprehensive loss	—	—	—	—	(337)	—	(337)

Balance at July 31, 2020	63,100,922	$63	$140,876	($44)	($258)	$237,976	$378,613

See accompanying notes to the condensed consolidated financial statements.

MISSION PRODUCE, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine months ended July 31,
	2019	2020
Cash Flows from Operating Activities:
Net Income	$47,828	$10,042

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for (recovery of) accounts receivable	36	(38)
Depreciation and amortization	11,718	12,635
Amortization of debt issuance costs	153	241
Equity method income	(486)	(1,640)
Impairment of equity method investment	—	21,164
Stock-based compensation expense	—	1,135
Dividends received	1,372	1,715
Loss on sale of equipment	24	143
Deferred income taxes	552	(377)
Other	—	(2,551)
Unrealized losses on interest rate swaps	2,526	3,274
Effect on cash of changes in operating assets and liabilities:
Trade accounts receivable	(24,044)	(7,412)
Grower fruit advances	(4,786)	1,647
Miscellaneous receivables	4,611	(3,079)
Inventory	(19,590)	(5,001)
Prepaid expenses and other current assets	(2,218)	(1,436)
Income taxes receivable	1,401	(3,544)
Other assets	210	(2,372)
Accounts payable and accrued expenses	6,175	9,623
Income taxes payable	904	923
Grower payables	26,181	(1,054)
Other long-term liabilities	1,814	(1,108)

Net cash provided by operating activities	54,381	32,930

Cash Flows from Investing Activities:
Purchases of property and equipment	(22,027)	(40,393)
Proceeds from sale of property and equipment	128	110
Investment in equity method investees	(1,342)	(2,932)
Investment in notes receivable	(175)	(242)
Proceeds from notes receivable	99	45
Supplier deposits, net	(177)	431
Change in short term investments, net	(352)	(425)

Net cash used in investing activities	(23,846)	(43,406)

Cash Flows from Financing Activities:
Borrowings on revolving credit facility	55,000	14,000
Payments on revolving credit facility	(61,000)	(14,000)
Principal payments on long-term debt obligations	(6,032)	(4,703)
Principal payments on capital lease obligations	(190)	(654)
Payments for long-term supplier financing	—	(1,110)
Dividends paid	(5,600)	(7,459)
Exercise of stock options	—	31
Repayment of stock option notes receivable	199	84
Debt issuance costs	—	(102)
Purchase and retirement of common stock	(546)	(1,895)

Net cash used in financing activities	(18,169)	(15,808)
Effect of exchange rate changes on cash	(65)	95

Net increase (decrease) in cash, cash equivalents and restricted cash	12,301	(26,189)
Cash, cash equivalents and restricted cash, beginning of period	30,495	65,636

Cash, cash equivalents and restricted cash, end of period	$42,796	$39,447

	As of July 31,
	2019	2020
Supplemental Information:
Summary of cash, cash equivalents and restricted cash reported within the condensed consolidated balance sheets:
Cash and cash equivalents	$41,007	$36,518
Restricted cash	1,789	1,547
Restricted cash included in other assets	—	1,382

Total cash, cash equivalents and restricted cash shown in the condensed consolidated statements of cash flows	$42,796	$39,447

See accompanying notes to the condensed consolidated financial statements.

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Nature of Business

Mission Produce, Inc. together with its consolidated subsidiaries (“Mission,” “the Company,” “we,” “us” or “our”), is a global leader in the avocado industry. The Company’s expertise lies in the farming, packaging, marketing and distribution of avocados to food retailers, distributors and produce wholesalers worldwide. The Company procures avocados principally from California, Mexico and Peru. Through our various operating facilities, we grow, sort, pack, bag and ripen avocados for distribution to domestic and international markets. We distribute our products both domestically and internationally and report our operations in two different business segments: Marketing & Distribution and International Farming (see Note 13).

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The unaudited interim condensed consolidated Financial Statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and include the Company’s consolidated domestic and international subsidiaries. Certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Accordingly, these unaudited interim condensed consolidated financial statements and accompanying footnotes should be read in conjunction with the Company’s consolidated financial statements as of and for the year ended October 31, 2019. In the opinion of management, all adjustments, of a normal recurring nature, considered necessary for a fair presentation have been included in the condensed consolidated financial statements. The results of operations for interim periods are not necessarily indicative of the results of operations to be expected for a full fiscal year.

Stock Split and Authorized Shares

On September 18, 2020, the Company’s Board of Directors approved a 17-for-1 stock split of the Company’s issued and outstanding shares of common stock. The split was effected on September 18, 2020. On September 21, 2020 the Company reincorporated in the state of Delaware, resulting in an increase to the authorized shares of its common stock to 1,000,000,000 with a new par value per share of $0.001. All information related to the Company’s common stock and per common share amounts for all periods presented in the accompanying condensed consolidated financial statements have been retroactively adjusted to give effect to the 17-for-one stock split and increase to the authorized shares of the Company’s common stock as a result of reincorporation.

Concentrations of Risk

Accounts receivable from one customer represented 15% and 11% of trade accounts receivable, net of allowance, as of October 31, 2019 and July 31, 2020. Accounts receivable from another customer represented 6% and 10% of trade accounts receivable, net of allowance, as of October 31, 2019 and July 31, 2020. Both customers are current with their payments.

Sales to our top ten largest customers accounted for 60% and 63% of our total sales during the nine months ended July 31, 2019 and July 31, 2020, respectively. Sales to our largest customer accounted for 15% and 12% of sales during the nine months ended July 31, 2019 and July 31, 2020, respectively. Sales to our next largest customer accounted for 8% and 10% of sales during the nine months ended July 31, 2019 and July 31, 2020, respectively. Sales to one other customer accounted for 9% and 10% of sales during the nine months ended July 31, 2019 and July 31, 2020, respectively.

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Deferred Offering Costs

Offering costs, consisting primarily of legal, accounting, printing and filing services and other direct fees and costs related to the planned Initial Public Offering (“IPO”) have been capitalized in other current assets and are expected to be offset against proceeds upon the consummation of the IPO. IPO issuance costs capitalized as of July 31, 2020 totaled $2.3 million, all of which were incurred during the nine months ended July 31, 2020.

Recently Adopted Accounting Standards

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers, which is a comprehensive new recognition standard that supersedes previous existing revenue recognition guidance. The standard is intended to clarify the principles of recognizing revenue and create common revenue recognition guidance between GAAP and International Financial Reporting Standards. The new standard consists of a comprehensive model which requires the recognition of revenue when control of promised goods are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled. It also requires expanded disclosures surrounding revenue recognition. During calendar year 2017, the FASB issued additional clarification guidance on the new revenue recognition standard which also included certain scope improvements and practical expedients. The standard (including clarification guidance issued) is effective for fiscal periods beginning after December 15, 2018. The Company adopted the new standard at the beginning of fiscal 2020 using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of our 2020 fiscal year. The adoption of the amendment did not have an impact on the Company’s financial condition, results of operations and cash flows. See Note 3 for further information.

Recently Issued Accounting Standards

As a company with less than $1.07 billion of revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. This classification allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In August 2020, the FASB issued ASU 2020-06, Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging- Contracts in Entity’s Own Equity (Subtopic 815-40), to reduce the complexity associated with applying GAAP principles for certain financial instruments with characteristics of liabilities and equity. The amendments in this ASU reduce the number of accounting models for convertible instruments and expand the existing disclosure requirements over EPS as it relates to convertible instruments. This ASU will be effective for our fiscal year beginning November 1, 2024 and interim periods therein. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The amendments may be adopted through either a modified retrospective method, or a fully retrospective method. The Company is evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform, which provides optional expedients and exceptions for applying GAAP principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

expected to be discontinued as a result of reference rate reform. The optional expedients in this ASU are available for adoption as of March 12, 2020 through December 31, 2022. The Company is evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. This ASU will be effective for us beginning November 1, 2022. The Company is continuing to assess the impact of the adoption of this ASU on our financial condition, results of operations and cash flows.

In September 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This ASU requires implementation costs incurred by customers in cloud computing arrangements (i.e., hosting arrangements) to be capitalized under the same premises of authoritative guidance for internal-use software and deferred over the non-cancellable term of the cloud computing arrangements plus any option renewal periods that are reasonably certain to be exercised by the customer or for which the exercise is controlled by the service provider. This ASU will be effective for us beginning November 1, 2021. The Company is continuing to assess the impact of the adoption of this ASU on our financial condition, results of operations and cash flows.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. This guidance requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. It also requires credit losses on available-for-sale debt securities to be presented as an allowance, rather than reducing the carrying amount. The amendments should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. This ASU will be effective for us beginning November 1, 2023. Early adoption is permitted. The Company is evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of use asset (“ROU”) and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. In June 2020, the FASB issued ASU 2020-05 which defers the effective date of Topic 842 for private companies. Under the amendments, Topic 842 is effective for our fiscal year beginning November 1, 2022 and interim periods within our fiscal year beginning November 1, 2023. We are evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows, and we expect to report increased assets and liabilities as a result of recording right-of-use assets and lease liabilities.

3. Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and all related amendments in Accounting Standards Codification (“ASC”) 606 at the beginning of our 2020 fiscal year using the modified retrospective transition method. ASC 606 is comprised of a comprehensive revenue recognition

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

standard, which requires the recognition of revenue when performance obligations to customers have been satisfied in amounts equal to the consideration to which the Company expects to be entitled.

For our customer contracts, we identify the performance obligations (products or services), determine the transaction price, allocate the contract transaction price to the performance obligations, and recognize the revenue when the performance obligation is fulfilled, which is when the product is shipped to or received by the customer, depending on the specific terms of the arrangement. Our revenues are recorded at a point in time. Revenue recognized from product sales is based primarily on purchase orders issued by customers which specify shipping terms and details of the transaction. The performance obligations in a given transaction are determined by the individual purchase orders with revenue recognized at the time that the performance obligations have been satisfied. The Company’s customers have an implicit and explicit right to return products that do not conform to the specifications generally agreed upon or detailed in the individual purchase orders. The Company evaluates the need for provisions related to product return allowances based on estimates and records such provisions as a reduction in revenue in the same period that revenue for the related transactions is recognized.

We offer rebate programs to certain customers. These programs are not significant, and the amounts paid to customers related to rebate programs are recorded as a reduction of the sales price and revenue recognized as a result of the transaction. The Company maintains liabilities for the rebate amounts that remain unremitted to customers as of each period end and are included in accrued expenses.

The Company routinely enters into consignment arrangements to purchase avocados from foreign suppliers in which we do not take legal title of the good prior to selling those goods to customers. The Company has evaluated its role in such transactions and has concluded that it has control of the products due to our ability to determine the sales price and our role as the primary obligor in the transactions with the end customer. As a result, the Company is deemed to act as the principle rather than the agent and recognizes and reports revenue on a gross basis for its consignment arrangements.

The Company elected the following practical expedients upon its adoption of ASC 606. The Company elected to account for shipping and handling activities that occur prior to the transfer of control of goods to the customer as fulfillment activities related to the promise to transfer goods rather than as a promised service. The Company elected to exclude amounts collected from customers for sales and other similar taxes from the transaction price.

The adoption of ASC 606 did not have an impact on our results as of and for the nine months ended July 31, 2020.

4. Details of Certain Account Balances

Included in other expense, net in the Company’s condensed consolidated statements of comprehensive income are the following items (in thousands):

	Nine months ended July 31,
	2019	2020
Unrealized loss on derivative financial instruments	$(2,526)	$(3,274)
Realized loss on derivative financial instruments	—	(897)
Foreign currency gains and (losses)	(1,422)	2,063
Interest income	1,291	1,866
Other	498	(9)

Other expense, net	$(2,159)	$(251)

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

5. Equity Method Investees

Moruga Impairment

During the second quarter of 2020, industry wide production information regarding the 2019-2020 blueberry harvest in Peru became available, indicating that there is greater competition and expansion by competitors than what we were previously expecting. We believe that the increase in supply due to expansion will result in a reduction in pricing over the long-term. As a result of this factor, among others, management lowered its long-term revenue and profitability forecasts of Moruga during the second quarter of 2020 and concluded that the reduction in the forecasted revenues was an indicator of impairment. As a result, management tested its investment in Moruga for impairment and concluded that the estimated fair value of the investment in Moruga was less than the carrying value of the investment. Due to the change in long-term pricing and revenue expectations, management concluded that the impairment is other-than-temporary.

The Company recorded an impairment charge of $21.2 million to reduce the carrying balance of the investment to its estimated fair value of $22.2 million during the second quarter of 2020. The fair value of the investment is a Level 3 measurement in the fair value hierarchy and management estimated the fair value of the investment, with the assistance of a third-party valuation specialist, using a combination of the guideline publicly-traded companies (“GPC”) method under the market approach and the discounted cash flow (“DCF”) method under the income approach. We applied an equal weighting to the value conclusions resulting from the two employed approaches, because there was sufficient information available to estimate the fair value of the investment under both methods.

Under the GPC method, valuation multiples are calculated from the operating data and market metrics of the guideline publicly traded companies and the selected multiples are evaluated and adjusted based on the strengths and weaknesses of the entity relative to the comparable guideline publicly-traded companies. The most significant input used to estimate the fair value of the investment under the GPC method is the selected Business Enterprise Value (“BEV”) to EBITDA multiple. We utilized the derived BEV to EBITDA multiples of the guideline publicly traded companies to select a multiple of 10.5x for the first forecast year and 10.0x for the second forecast year. The median and mean BEV to EBITDA multiple of the comparable publicly traded entities that we evaluated was 12.3x and 12.8x, respectively.

Under the DCF method, the most significant inputs used to estimate the fair value of the investment are the cash flow projections, which are most sensitive to the revenue projections, and the weighted average cost of capital (or discount rate) which is used to discount and present value the projected cash flows. For our revenue projections, we assumed a compounded annual growth rate of 4.8% for the discrete forecast period from 2020 to 2030, prior to reaching the terminal period. The weighted average cost of capital was estimated using a capital asset pricing model and the discount rate used to present value the future cash flows was 9.0%.

6. Inventories

Inventories were as follows (in thousands):

	October 31, 2019	July 31, 2020
Finished goods	$24,056	$31,619
Crop growing costs	9,231	7,853
Packaging and supplies	11,615	11,013

Total	$44,902	$50,485

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Inventories are recorded at the lower of cost or net realizable value using the first-in, first-out method for finished goods and packaging and supplies. Crop growing costs are valued at the lower of cost or net realizable value and are deferred and charged to cost of goods sold when the related crop is harvested and sold.

7. Notes Payable and Long-Term Debt

Notes payable and long-term debt were as follows (in thousands):

	October 31, 2019	July 31, 2020
Revolving line of credit with Bank of America Merrill Lynch. The interest rate is variable, based on LIBOR plus a spread that varies with the Company’s leverage ratio. As of October 31, 2019 and July 31, 2020, the interest rate was 3.54% and 1.93%, respectively. Interest is payable monthly and principal is due in full in October 2023	$—	$—
Senior term loan (A-1) with Bank of America Merrill Lynch. The interest rate is variable, based on LIBOR plus a spread that varies with the Company’s leverage ratio. As of October 31, 2019 and July 31, 2020, the interest rate was 3.54% and 1.93%, respectively. Interest is payable monthly and principal is due October 2023	97,500	95,625
Senior term loan (A-2) with Bank of America Merrill Lynch. The interest rate is variable, based on LIBOR plus a spread that varies with the Company’s leverage ratio. As of October 31, 2019 and July 31, 2020, the interest rate was 4.04% and 2.43%, respectively. Interest is payable monthly and principal is due October 2025	74,250	73,688
Notes payable to Bank of America. Payable in monthly installments including interest at a weighted average rate of 4.33% and 4.46% as of October 31, 2019 and July 31, 2020, respectively. Final principal payment is due September 2025. These notes are secured by real property and equipment	9,205	6,939

Total debt	180,955	176,252
Less debt issuance costs	635	548

Total debt, net of debt issuance costs	$180,320	$175,704
Less current portion of long-term debt	6,286	7,265

Total long-term debt	$174,034	$168,439

Revolving Credit Facilities and Senior Term Loans

In October 2018 the Company entered into a new $275 million syndicated credit facility with Bank of America Merrill Lynch. The credit facility is comprised of two senior term loans totaling $175 million (Term A-1 and Term A-2) and a revolving credit agreement providing up to $100 million in borrowings. The loans are secured by real property, personal property and the capital stock of the Company’s subsidiaries. Borrowings under the credit facility bear interest at a spread over LIBOR ranging from 1.50% to 2.75% depending on the Company’s leverage ratio. The credit facility also includes a swing line facility and an accordion feature which allows the Company to increase the borrowings by up to $125 million, with bank approval. The Company pays fees on unused commitments on the new credit facility that accrue at rates ranging from .175% to .3% depending upon the Company’s leverage ratio.

The credit facility requires the Company to comply with financial and other covenants, including limitations on investments, capital expenditures, dividend payments, amounts and types of liens and indebtedness and material asset sales. The Company is also required to maintain certain leverage and fixed charge coverage ratios. As of July 31, 2020, the Company was in compliance with all covenants of the credit facility.

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Interest Rate Swaps

During the nine months ended July 31, 2019 the Company entered into four separate interest rate swaps with a total notional amount of $100 million, to hedge changes in the variable interest rate on $100 million of principal value of the Company’s term loans. The Company has not designated the interest rate swaps as cash flow hedges, and as a result, changes in the fair value of the interest rate swaps have been recorded in other expense, net in the condensed consolidated statements of comprehensive income. As of October 31, 2019 and July 31, 2020 the interest rate swap was a liability of $3.7 million and $6.9 million, respectively, and was included in accrued liabilities and other long-term liabilities in the condensed consolidated balance sheets.

Supplier Financing Arrangements

The Company has entered into a financing arrangement with a vendor that the Company acquires equipment from. Under the terms of the arrangement, the Company has extended payment terms and the outstanding balance accrues interest at 6.50% to 10.00%. Approximately $3.9 million of this balance has been included in accounts payable and $0.8 million has been included in other long-term liabilities in the consolidated balance sheets, respectively, as of July 31, 2020.

8. Commitments and Contingencies

Litigation

On April 23, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Los Angeles against us alleging violation of certain wage and labor laws in California, including failure to pay all overtime wages, minimum wage violations, and meal and rest period violations, among others. Additionally, on June 10, 2020, former Mission Produce, Inc. employees filed a class action lawsuit in the Superior Court of the State of California for the County of Ventura against us alleging similar violations of certain wage and labor laws. The plaintiffs in both cases seek damages primarily consisting of class certification and payment of wages earned and owed, plus other consequential and special damages. We are currently seeking to consolidate the two cases and narrow the potential classes. We believe that we have not violated any wage or labor laws and are defending against the claims. At this time, it is too soon to determine the outcome of the litigation. As a result, the Company has not accrued for any loss contingencies related to these claims because the amount and range of loss, if any, cannot currently be reasonably estimated.

Commitments

In April 2020, we entered into an agreement with a general contractor to construct a new distribution facility in Laredo, Texas. This facility will support our distribution of Mexican sourced fruit into North American markets and will include border crossing, cold storage and value-added processing capabilities. The total estimated cost of the contract is $41.6 million, of which $7.5 million has been incurred as of July 31, 2020. The project is scheduled for completion in the third quarter of fiscal 2021.

9. Income Tax

The income tax expense recorded for the nine months ended July 31, 2019 and July 31, 2020 differs from the income taxes expected at the U.S. federal statutory tax rate of 21.0% due primarily to income attributable to foreign jurisdictions which is taxed at different rates, changes in foreign exchange rates taxable in foreign jurisdictions, state taxes, nondeductible tax items, and changes in uncertain tax positions. In addition, during the nine months ended July 31, 2020, we recorded a valuation allowance of $4.9 million against the

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

deferred tax asset that was generated from the impairment of Moruga. The deferred tax asset represents a capital loss carryforward and the Company currently has no source of income that will allow it to utilize the capital loss carryforward.

As of July 31, 2020, the Company had $13.3 million in uncertain tax positions accrued, of which $5.8 million relates to interest and penalties, inclusive of inflationary adjustments. The period for assessing interest and penalties has expired. However, the company continues to record certain statutory adjustments related to inflation. In the nine months ended July 31, 2020, the company recognized $0.3 million as income tax expense related to these inflationary adjustments. The remaining decrease of $1.9 million in the uncertain tax position was related to changes in foreign exchange rates during the period which has been included in other expense, net in the condensed consolidated statements of comprehensive income.

On March 27, 2020, P.L. 116-136, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was enacted in response to the COVID-19 pandemic. The CARES Act allows NOLs incurred in taxable years beginning after December 31, 2017 and before January 01, 2021 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company recorded a $1.2 million benefit during the nine months ended July 31, 2020 as a result of the CARES Act.

10. Shareholders’ Equity

In the fiscal year 2004, the Company’s Board of Directors adopted the Mission Produce, Inc. 2003 Stock Incentive Plan (the “Plan”), a non-qualified stock option plan. The Plan allows for the granting of stock options to key employees and directors and is administered by a committee appointed by the Company’s Board of Directors. A combined maximum of 7,650,000 stock option awards may be granted under the Plan and all of the Company’s previous stock plans. In July 2019, the Board of Directors approved a modification to the Plan (the “modified Plan”) to allow for a combined maximum of 10,200,000 stock option awards that may be granted under the modified Plan and all of the Company’s previous stock plans, subject to the approval of 100% of the shareholders. Subsequent to October 31, 2019, the Company’s shareholder agreement was amended to reduce the shareholder approval requirement to a two-thirds majority to increase the number of authorized awards. The modified Plan was approved by shareholders in March 2020. As of July 31, 2020, there were 1,321,308 shares available for future issuance under the Plan.

The Company recognized in selling, general and administrative expenses $0 and $1.1 million of stock-based compensation expense related to stock options during the nine months ended July 31, 2019 and July 31, 2020, respectively.

As of July 31, 2020, all stock options outstanding have either vested or are expected to vest. The unrecognized stock-based compensation expense for stock option awards is $7.1 million as of July 31, 2020 and is expected to be recognized over a weighted average period of 4.9 years.

CEO Awards

On July 9, 2019 our board of directors approved a stock option grant to the Company’s Chief Executive Officer, Steve Barnard, covering 1,700,000 shares of our common stock (“CEO Award”). The CEO Award had a strike price of $9.41 per share, which the board of directors assumed to be the then current fair market value of the Company’s common stock on the grant date. The terms of the grant were such that the vesting of the stock option was contingent upon a successful initial public offering of the Company’s common stock. There were 471,308 shares available under the Plan as of the date the CEO Award was granted. We accounted for 471,308 shares of the CEO Award that are subject to share settlement as equity-classified awards and 1,228,692 shares as

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

liability-classified awards. The liability-classified portion of the CEO Award represented that portion of the CEO Award that was in excess of the shareholder-approved share limit authorized under the original Plan as of October 31, 2019 and thus were classified as liability awards. In the event the modified Plan was not approved by the shareholders, the liability-classified portion of the CEO Award would have been subject to cash settlement. The Company has not recognized any stock-based compensation expense prior to the modification of the CEO Award discussed below because the vesting of the award was dependent upon the occurrence of an initial public offering. At the date of grant, based on a subsequent valuation performed, the estimated fair market value of the CEO award was determined to be $9.1 million.

October 2019 Modification

On October 29, 2019, our board of directors, with the consent of Mr. Barnard, modified the CEO Award to amend the vesting schedule. As a result of this amendment, 850,000 shares subject to the CEO Award were modified to vest at the earlier of (i) the seventh year anniversary of the grant date, (ii) immediately prior to the consummation of a change in control (as defined in the Plan) or, (iii) upon the closing of an initial public offering of our common stock, in each case, subject to Mr. Barnard’s continued service with the Company as of the applicable vesting date. Of these CEO Award shares, we accounted for 235,654 shares as equity-classified awards and 614,346 CEO Award shares (i.e., the allocable portion of those CEO Award shares that were in excess of the shareholder-approved share limit authorized under the original Plan as of October 31, 2019) as liability-classified awards. The remaining 850,000 CEO Award shares were modified to vest in five equal installments on the first five anniversaries of the grant date, subject to Mr. Barnard’s continued service with the Company as of the applicable vesting date. Of these shares, we accounted for 235,654 shares as equity-classified awards and 614,346 shares as liability-classified awards (i.e., the allocable portion of those CEO Award shares that were in excess of the shareholder-approved share limit authorized under the original Plan as of October 31, 2019).

Prior to the October 2019 modification, the Company determined that it was not probable that the CEO awards would vest because of the contingent nature of the CEO Awards. Upon modification of the vesting terms, during October 2019, the Company determined that it was probable that the CEO Awards would vest. The Company determined the fair value of the CEO Awards on the date of modification to be $11.3 million, which will be recognized as stock-based compensation expense over a weighted average period of 5.7 years from October 31, 2019 as service is provided. All of the CEO Awards are expected to vest.

December 2019 Modification

During December 2019, management determined the fair value of our common stock with the support of a third-party valuation specialist as of the July 9, 2019 stock option grant date. As a result of this independent valuation, the Company determined the fair value of our common stock on the stock option grant date to be $13.74 per share. As a result, the board of directors, with the consent of Mr. Barnard, modified the CEO Awards to increase the strike price to $13.74 per share. As of the modification date, the fair value of liability-classified awards was $5.6 million.

March 2020 Plan Amendment

On March 19, 2020, shareholders approved an amendment to the Plan that added an additional 2,550,000 shares available to be issued. Upon the approval of the amendment, the 1,228,692 awards previously accounted for as liability-classified awards were reclassified to shareholders’ equity and accounted for prospectively as equity awards because of the increase in shares available to be issued under the Plan. On the date of reclassification, management determined the fair value of our common stock, with the assistance of a third-party valuation specialist, to be $12.63 per share, resulting in an estimated fair value of $4.6 million for the

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

reclassified awards. As of March 19, 2020, the Company had accrued $0.3 million in accrued expenses related to the liability-classified awards, which was reclassified to shareholders’ equity as of March 19, 2020.

Dividends

The Company declared and paid dividends of $0.09 per share in the aggregate amount of $5.6 million, and $0.12 per share in the aggregate amount of $7.5 million during the nine months ended July 31, 2019 and July 31, 2020, respectively. If we do not comply with certain covenants under our credit facility, our ability to pay dividends in the future could be limited.

11. Fair Value Measurements

Financial assets and liabilities measured and recorded at fair value on a recurring basis were presented within the Company’s balance sheets as follows (in thousands):

	Fair Value as of October 31, 2019				Fair Value as of July 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial liabilities:
Interest rate swap agreements	$3,669	—	3,669	—	$6,943	—	6,943	—

The fair value of interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis, on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves (“significant other observable inputs”). The fair value calculation also includes an amount for risk of non-performance using “significant unobservable inputs” such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of October 31, 2019 and July 31, 2020, that the fair value associated with the “significant unobservable inputs” relating to the Company’s risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon “significant other observable inputs”. The liabilities associated with the interest rate swaps have been included in accrued expenses and other long-term liabilities in the condensed consolidated balance sheets.

12. Related Party Transactions

Operating Transactions with Equity Method Investees

The Company purchases from and sells to Henry Avocado Corporation (“HAC”), of which we hold a 49% equity interest. The Company sold $0.5 million and $0.3 million of fruit to HAC during the nine months ended July 31, 2019 and 2020, respectively. Accounts receivable from HAC totaled $0 and less than $0.1 million as of October 31, 2019 and July 31, 2020, respectively. Purchases from HAC totaled $3.3 million and $0.8 million for the nine months ended July 31, 2019 and 2020, respectively. We did not have an accounts payable balance as of October 31, 2019 and July 31, 2020.

The Company sells packaged avocados to Mr. Avocado for resale within the Chinese market, of which we hold a 33% equity interest. The Company recorded fruit sales of $3.3 million and $1.4 million during the nine months ended July 31, 2019 and 2020, respectively. Accounts receivable from Mr. Avocado totaled $1.6 million and $0.8 million as of October 31, 2019 and July 31, 2020, respectively.

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The Company provides packing and cooling services for blueberries within Peru to Moruga, of which we hold a 60% equity interest. The Company recorded sales of $1.4 million and $2.0 million during the nine months ended July 31, 2019 and 2020, respectively. Accounts receivable from Moruga totaled $2.1 million and $0.2 million as of October 31, 2019 and July 31, 2020, respectively.

Purchases from our equity method investees are included in inventories and then recognized as costs of sales in the condensed consolidated statements of comprehensive income, and sales to our equity method investees are included in net sales in the condensed consolidated statements of comprehensive income.

Loans to Equity Method Investees

The Company has provided loans to its equity-method investee, Moruga, to support growth and expansion projects. The loans have been made by all shareholders in proportion with their ownership interests in the investee. The outstanding balance of loans to Moruga was $3.9 million as of October 31, 2019 and $4.4 million as of July 31, 2020. The Company recognized interest income from the loan of $0 and $0.5 million during the nine months ended July 31, 2019 and 2020, respectively. These loans bear interest at 6.5% and are due on December 31, 2022, and have been included in loans to equity method investees in the condensed consolidated balance sheets.

Other Related Party Transactions

The Company sells avocados to AvoPacific Oils, an entity whose ownership consists of shareholders and key management personnel of the Company. The Company recorded sales of $0.7 million and $1.9 million during the nine months ended July 31, 2019 and 2020, respectively. Accounts receivable totaled $0.1 million and $0.3 million as of October 31, 2019 and July 31, 2020, respectively.

The Company sources packaged avocados from Cartama, an entity whose founding members are partners with the Company in Copaltas (our 50% equity method investee in Colombia). Inventory purchases from Cartama totaled $0.5 million and $1.2 million during the nine months ended July 31, 2019 and 2020, respectively. Grower payables totaled $0.2 million and $0 as of October 31, 2019 and July 31, 2020, respectively.

Certain members of our Board of Directors market California avocados through Mission Produce, Inc. pursuant to marketing agreements substantially similar to the marketing agreements that we enter into with other growers. The aggregate value of avocados purchased from entities owned or controlled by members of our Board of Directors was $1.7 million and $4.3 million for the nine months ended July 31, 2019 and July 31, 2020, respectively. Amounts payable to board members totaled $0 and $1.3 million as of October 31, 2019 and July 31, 2020, respectively.

The Company has a consulting agreement with a member of our Board of Directors. Under the agreement, the member’s responsibilities are to consult and advise on current business operations, as well as to analyze opportunities for fresh avocado farming and packing facilities in South and Central America. Total fees paid were $0.2 million during both the nine months ended July 31, 2019 and 2020, and were included in selling, general and administrative expenses in the condensed consolidated statements of comprehensive income.

13. Segment Information

We have two operating segments which are also reporting segments. Our reporting segments are presented based on how information is used by our CEO, who is the chief operating decision maker, to measure performance and allocate resources. These reporting segments are Marketing and Distribution and International

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Farming. Our Marketing and Distribution reporting segment sources fruit from growers and then distributes the fruit through our global distribution network. Our International Farming segment owns and operates avocado orchards (principally located in Peru) that supplies our Marketing and Distribution segment with a stable supply of avocados. Substantially all of the avocados produced by our International Farming segment are sold to our Marketing and Distribution segment.

The CEO evaluates and monitors segment performance primarily through segment sales and segment adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is calculated by adding interest expense, income taxes, depreciation and amortization expense, share-based compensation expense, impairment of equity method investment, adding or subtracting other income (expense) and subtracting equity method income to or from net income (loss). Management believes that segment Adjusted EBITDA provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each reportable segment in relation to the Company as a whole. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because not all companies calculate Adjusted EBITDA in the same manner.

Net sales from each of our reportable segments were as follows:

	Nine months ended July 31, 2019			Nine months ended July 31, 2020
(U.S. dollars in thousands)	Marketing & Distribution	International Farming	Total	Marketing & Distribution	International Farming	Total
Third party sales	$644,639	$6,988	$651,627	$644,968	$10,559	$655,527
Affiliated sales	—	65,477	65,477	—	49,212	49,212

Total segment sales	$644,639	$72,465	$717,104	$644,968	$59,771	$704,739

Intercompany eliminations	—	(65,477)	(65,477)	—	(49,212)	(49,212)

Total net sales	$644,639	$6,988	$651,627	$644,968	$10,559	$655,527

Adjusted EBITDA for each of our reportable segments is as follows:

	Nine months ended July 31,
(U.S. dollars in thousands)	2019	2020
Marketing & Distribution Adjusted EBITDA	$67,820	$48,821
International Farming Adjusted EBITDA	18,418	10,658

Total reportable segment Adjusted EBITDA	$86,238	$59,479

Net income	$47,828	$10,042
Interest expense	8,028	5,461
Income taxes	16,991	10,431
Depreciation and amortization	11,718	12,635
Equity method income	(486)	(1,640)
Impairment of equity method investment	—	21,164
Other expense, net	2,159	251
Share-based compensation	—	1,135

Adjusted EBITDA	$86,238	$59,479

Net sales to customers outside the U.S. were approximately $127.7 million and $138.0 million for the nine months ended July 31, 2019 and 2020, respectively. The Marketing and Distribution segment had one

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

customer that represented 15% of total consolidated sales for the nine months ended July 31, 2019, and three customers that represented 12%, 10%, and 10%, respectively, of total consolidated sales for the nine months ended July 31, 2020. Substantially all International Farming operating segment sales are to the Marketing and Distribution operating segment.

Our goodwill balance of $76.4 million is wholly attributed to the International Farming segment as of October 31, 2019 and July 31, 2020.

Long-lived assets attributed to geographic areas as of October 31, 2019 and July 31, 2020 were as follows (in thousands):

	October 31, 2019	July 31, 2020
North America	$115,537	$131,042
South America	213,731	233,183
Europe	1,048	960

	$330,316	$365,185

14. Earnings per Share

Basic and diluted net income per share is calculated as follows (in thousands, except for per share amounts):

	Nine months ended July 31,
	2019	2020
Numerator:
Net income available to common shareholders	$47,828	$10,042

Denominator:
Weighted average shares of common stock outstanding, used in computing basic earnings per share	63,459	63,252
Effect of dilutive stock options	34	23

Weighted average shares of common stock outstanding, used in computing diluted earnings per share	63,493	63,275

Net income per share, attributable to common shareholders
Basic	$0.75	$0.16

Diluted	$0.75	$0.16

There were 1,700,000 stock options representing shares of common stock outstanding at July 31, 2020 that were excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method.

15. Subsequent Events

The Company evaluated subsequent events through September 14, 2020, the date on which the condensed consolidated financial statements were originally issued, for events requiring recording or disclosure

MISSION PRODUCE, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

in the condensed consolidated financial statements for the interim period ended July 31, 2020, and through September 22, 2020 for the 17-for-one stock split described in Note 2. The Company identified the following:

On September 2, 2020, the board of directors declared a dividend of $0.09 per share, totaling $5.6 million in the aggregate. The dividend was paid on September 15, 2020.

On September 2, 2020, our board of directors adopted, and stockholders subsequently approved, the 2020 Incentive Award Plan (“2020 Plan”), in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable our company and certain of our affiliates to obtain and retain services of these individuals. The 2020 Plan will become effective following completion of the planned IPO. Upon the effectiveness of the 2020 Plan, no further grants will be made under the 2003 Stock Incentive Plan (“2003 Plan”, refer to Note 10). However, the 2003 Plan will continue to govern the terms and conditions of the outstanding awards granted under it. In addition, shares of our common stock subject to awards granted under the 2003 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited following the effective date of the 2020 Plan will become available for issuance under the 2020 Plan in accordance with its terms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Mission Produce, Inc.

Oxnard, California

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Mission Produce, Inc. and subsidiaries (the “Company”) as of October 31, 2019 and 2018, the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows, for each of the two years in the period ended October 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended October 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Los Angeles, California

February 13, 2020 (September 22, 2020 as to the effect of the stock split described in Note 2)

We have served as the Company’s auditor since 2019.

MISSION PRODUCE, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except for shares)

	October 31,
	2018	2019
Assets
Current Assets:
Cash and cash equivalents	$26,314	$64,008
Restricted cash	4,181	1,628
Accounts receivable
Trade, net of allowances of $289 and $199, respectively	65,352	67,857
Grower and fruit advances	1,142	3,824
Miscellaneous receivables	18,195	12,876
Inventory	32,319	44,902
Prepaid expenses and other current assets	7,354	8,423
Income taxes receivable	2,047	2,521

Total current assets	156,904	206,039
Property, plant and equipment, net	314,708	330,316
Equity method investees	58,751	62,702
Loans to equity method investees	3,900	3,900
Deferred income taxes	2,919	3,011
Goodwill	76,376	76,376
Other assets	8,215	7,105

Total Assets	$621,773	$689,449

Liabilities and Shareholders’ Equity
Liabilities:
Accounts payable	$16,071	$19,714
Accrued expenses	19,263	21,184
Income taxes payable	1,503	4,083
Grower payables	23,016	27,216
Long-term debt—current portion	8,050	6,286
Capital leases—current portion	403	1,030

Total current liabilities	68,306	79,513
Long-term debt, net of current portion	192,404	174,034
Capital leases, net of current portion	2,800	4,561
Income taxes payable	3,117	3,432
Deferred income taxes	27,097	27,347
Other long-term liabilities	14,598	21,529

Total liabilities	308,322	310,416
Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock ($0.001 par value, 1,000,000,000 shares authorized; 63,491,651 and 63,386,251 shares issued and outstanding as of October 31, 2018 and 2019, respectively)	63	63
Additional paid in capital	139,710	139,710
Notes receivable from shareholders	(428)	(128)
Accumulated other comprehensive income	30	79
Retained earnings	174,076	239,309

Total shareholders’ equity	313,451	379,033

Total Liabilities and Shareholders’ Equity	$621,773	$689,449

See accompanying notes to the consolidated financial statements.

MISSION PRODUCE, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands, except for per share data)

	Years Ended October 31,
	2018	2019
Net sales	$859,887	$883,301
Cost of sales	805,931	728,626

Gross profit	53,956	154,675

Selling, general and administrative expenses	35,235	48,168

Operating income	18,721	106,507

Interest expense	(5,396)	(10,320)
Equity method income	12,433	3,359
Remeasurement gain on acquisition of equity method investee	62,020	—
Other income (expense), net	908	(3,549)

Income before income tax expense	88,686	95,997

Income tax expense	16,245	24,298

Net income	$72,441	$71,699

Net income per share:
Basic	$1.37	$1.13

Diluted	$1.37	$1.13

Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments	(2)	49

Comprehensive income	$72,439	$71,748

See accompanying notes to the consolidated financial statements.

MISSION PRODUCE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(in thousands, except for shares and per share data)

	Common Stock		Additional Paid in Capital	Notes Receivable from Shareholders	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders’ Equity
	Shares	Amount
Balance at October 31, 2017	51,421,192	$51	$27,270	($358)	$32	$106,181	$133,176
Dividends declared ($0.09 per share)	—	—	—	—	—	(4,546)	(4,546)
Stock-based compensation	—	—	9	—	—	—	9
Exercise of stock options	108,800	—	196	(153)	—	—	43
Payment of notes receivable from shareholders	—	—	—	83	—	—	83
Issuance of common stock	11,961,659	12	112,235	—	—	—	112,247
Net income	—	—	—	—	—	72,441	72,441
Other comprehensive loss	—	—	—	—	(2)	—	(2)

Balance at October 31, 2018	63,491,651	$63	$139,710	($428)	$30	$174,076	$313,451
Dividends declared ($0.09 per share)	—	—	—	—	—	(5,600)	(5,600)
Payment of notes receivable from shareholders	—	—	—	300	—	—	300
Purchase and retirement of stock	(105,400)	—	—	—	—	(866)	(866)
Net income	—	—	—	—	—	71,699	71,699
Other comprehensive income	—	—	—	—	49	—	49

Balance at October 31, 2019	63,386,251	$63	$139,710	($128)	$79	$239,309	$379,033

See accompanying notes to the consolidated financial statements.

MISSION PRODUCE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended October 31,
	2018	2019
Cash Flows from Operating Activities:

Net Income	$72,441	$71,699

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for losses on accounts receivable	142	85
Depreciation and amortization	9,440	16,466
Amortization of debt issuance costs	77	222
Equity method income	(12,433)	(3,359)
Remeasurement gain on acquisition of equity method investee	(62,020)	—
Stock-based compensation expense	9	—
Dividends received from equity method investees	4,186	1,372
Loss on sale of equipment	232	26
Deferred income taxes	6,272	594
Debt refinancing charges	1,041	—
Unrealized losses on interest rate swaps	—	3,669
Effect on cash of changes in operating assets and liabilities:
Trade accounts receivable	5,960	(2,661)
Grower fruit advances	(901)	(2,690)
Miscellaneous receivables	(1,277)	5,498
Inventory	4,094	(12,229)
Prepaid expenses and other current assets	(2,121)	(1,304)
Income taxes receivable	(220)	(438)
Other assets	29	254
Accounts payable and accrued expenses	(1,527)	5,216
Income taxes payable	1,337	2,859
Grower payables	7,283	4,304
Other long-term liabilities	625	3,051

Net cash provided by operating activities	32,669	92,634

Cash Flows from Investing Activities:

Purchases of property and equipment	(27,205)	(29,711)
Proceeds of from sale of property and equipment	5	128
Purchase of Grupo Arato Holdings SAC, net of acquired cash	(37,291)	—
Investment in equity method investees	(353)	(1,912)
Loans to equity method investees	(5,200)	—
Proceeds from sale of Mission Asparagus assets	480	—
Proceeds from sale of Cabilfrut	6,089	—
Investment in notes receivable	(347)	(175)
Proceeds from notes receivable	—	1,512
Supplier deposits, net	(364)	(588)
Change in short term investments, net	(273)	75

Net cash used in investing activities	(64,459)	(30,671)

See accompanying notes to the consolidated financial statements.

MISSION PRODUCE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended October 31,
	2018	2019
Cash Flows from Financing Activities:
Borrowings on revolving credit facility	95,000	45,000
Payments on revolving credit facility	(107,000)	(51,000)
Borrowings under long-term debt obligations	185,371	—
Principal payments on long-term debt obligations	(118,241)	(14,256)
Principal payments on capital lease obligations	—	(369)
Payment for debt extinguishment costs	(920)	—
Dividends paid	(4,546)	(5,600)
Exercise of stock options	43	—
Repayment of stock option notes receivable	83	300
Debt issuance costs	(1,389)	—
Purchase and retirement of stock	—	(866)

Net cash provided by (used in) financing activities	48,401	(26,791)
Effect of exchange rate changes on cash	9	(31)

Net increase in cash, cash equivalents and restricted cash	16,620	35,141
Cash, cash equivalents and restricted cash, beginning of period	13,875	30,495

Cash, cash equivalents and restricted cash, end of period	$30,495	$65,636

Supplemental Information:
Cash paid during the year for:

Interest	$5,510	$10,515

Income Taxes	$8,369	$21,513

Non-cash Investing and Financing Activities:
Construction-in-progress included in accounts payable and accrued expenses	$176	$282

Capital leases for equipment and machinery	$2,206	$2,758

Common stock issued as consideration (11,903,094 shares issued) (see Note 4)	$111,960	$—

Common stock issued in lieu of bonus payment (58,565 shares issued)	$287	$—

Non-cash contribution from equity method investee (See Note 4)	$4,366	$—

See accompanying notes to the consolidated financial statements.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Mission Produce, Inc. together with its consolidated subsidiaries (Mission, the Company, we, us or our), is a global leader in the avocado industry. The Company’s expertise lies in the farming, packaging, marketing and distribution of avocados to food retailers, distributors and produce wholesalers worldwide. The Company procures avocados principally from California, Mexico and Peru. Through our various operating facilities, we grow, sort, pack, bag and ripen avocados for distribution to domestic and international markets. We distribute our products both domestically and internationally and report our operations in two different business segments: Marketing & Distribution and International Farming (see Note 14).

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its consolidated subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All intercompany balances have been eliminated in consolidation. Grupo Arato Holdings SAC (Grupo Arato) was consolidated on September 20, 2018 (see Note 4). The Company’s fiscal year ends on October 31st each year.

Stock Split and Authorized Shares

On September 18, 2020, the Company’s Board of Directors approved a 17-for-1 stock split of the Company’s issued and outstanding shares of common stock. The stock split was effected on September 18, 2020. On September 21, 2020 the Company reincorporated in the state of Delaware, resulting in an increase to the authorized shares of its common stock to 1,000,000,000 with a new par value per share of $0.001. All information related to the Company’s common stock and per common share amounts for all periods presented in the accompanying consolidated financial statements have been retroactively adjusted to give effect to the 17-for-one stock split and increase to the authorized shares of the Company’s common stock as a result of reincorporation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates and judgments including those related to accounts receivable, goodwill, grower advances, inventories, long-lived assets, stock-based compensation, and income taxes. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair values.

Restricted cash represents cash and cash equivalents that are restricted to withdrawal or use as of the reporting date under certain contractual agreements and is related to certain debt covenants applicable to Grupo Arato’s debt (see Note 4). The Company settled Grupo Arato’s debt in October 2018 and the restrictions on withdrawal and use were lifted during the first quarter of fiscal 2019. At October 31, 2019, the restricted cash balance was related to statutory requirements to support various programs at the Company’s farms. Restricted cash is included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable and Concentrations of Credit Risk

Trade accounts receivable are reported at amounts due from customers, net of an allowance for doubtful accounts. Receivables are considered past due based on the contractual terms of the sale. The Company maintains an allowance for doubtful accounts to reflect its estimate of the uncollectability of the trade accounts receivable based on past collection history and the identification of specific potential customer risks. If the financial condition of the Company’s customers was to deteriorate beyond the Company’s estimate, resulting in an impairment of their ability to make payments, the Company may charge off receivables from such customers. Accounts receivable from one customer represented 12% and 15% of trade accounts receivable, net of allowance, as of October 31, 2018 and 2019, respectively. This customer is current with its payments.

Grower and Fruit Advances

The Company makes advances to growers and foreign suppliers who supply fruit to the Company. Such advances reduce amounts otherwise due to the growers or suppliers for fruit sales.

Miscellaneous Receivables

Miscellaneous receivables represent non-trade receivables and primarily consist of value-added taxes collected on behalf of the tax authorities. Value added taxes included in miscellaneous receivables were $18.1 million and $12.2 million as of October 31, 2018 and 2019, respectively.

Inventories

Inventories are recorded at the lower of cost or net realizable value using the first-in, first-out method for finished goods and raw materials. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation.

Crop growing costs are valued at the lower of cost or net realizable value and are deferred and charged to cost of goods sold when the related crop is harvested and sold. The deferred crop growing costs included in inventory consist primarily of orchard maintenance costs such as cultivation, irrigation, fertilization, soil amendments, pest control and pruning.

We assess the recoverability of inventories through an ongoing review of inventory levels in relation to sales and forecasts and product marketing plans. When the inventory on hand, at the time of review, exceeds the foreseeable demand, the value of inventory that is not expected to be sold is written down. The amount of the write-down is the excess of historical cost over estimated net realizable value. Once established, these write-downs are considered permanent adjustments to the cost basis of the excess inventory.

The assessment of the recoverability of inventories and the amounts of any write-downs are based on currently available information and assumptions about future demand and market conditions. Demand for avocado products may fluctuate significantly over time, and actual demand and market conditions may be more or less favorable than our projections. In the event that actual demand is lower than originally projected, additional inventory write-downs may be required.

As of October 31, 2018, inventories included a $2.0 million purchase accounting adjustment that was recorded to increase inventories to estimated fair value as of September 20, 2018 (see Note 4). These inventories, including the fair value adjustments, were recognized in cost of sales during the year ended October 31, 2019 as the underlying inventories were sold.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, Plant and Equipment, net

Property, plant and equipment, net are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method using rates based upon the estimated useful lives of the related assets. Property, plant and equipment includes the costs of planting and developing orchards that are capitalized until the orchards become commercially productive. Net proceeds from the sales of fruit before commercial production begins is applied to the capitalized cost of the trees. Planting costs consist primarily of the costs to purchase and plant nursery stock. Orchard development costs consist primarily of maintenance costs of orchards such as cultivation, pruning, irrigation, labor, spraying and fertilization, and interest costs during the development period. The Company ceases the capitalization of costs and commences depreciation when the orchards become commercially productive and once productive, the orchard maintenance costs are accounted for as crop growing costs.

Useful lives are as follows: orchards—20 years; buildings and improvements—5 to 40 years; plant and office equipment—3 to 20 years. Leased equipment and leasehold improvements meeting certain criteria are capitalized and amortized over the shorter of the lease term or the useful life of the asset using the straight-line method.

Equity Method Investees

The Company maintains investments in other growers, packers and distributors of avocados located in the United States, Colombia, Peru and China. These investments are accounted for under the equity method of accounting when we have the ability to exercise significant influence, but not control, over the investee. Significant influence generally exists when we have an ownership interest representing between 20% and 50% of the voting stock of the investee. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and our proportionate share of earnings or losses and distributions.

We evaluate whether our equity method investments are impaired when certain indications of impairment are present. Although a current fair value below the recorded investment is an indicator of impairment, we recognize an impairment loss on our equity method investments only if the loss in value is deemed to be an other-than-temporary-impairment (“OTTI”). If an impairment of an equity method investment is determined to be other than temporary, we would record an OTTI sufficient to reduce the investment’s carrying value to its fair value, which results in a new cost basis in the investment. During fiscal 2018 and 2019, there were no indicators of impairment that required us to test any of our equity method investments for impairment.

Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. Long-lived assets are assessed for impairment by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated from the use of the asset and its eventual disposition. If the future undiscounted net cash flows are less than the carrying amount of the asset being tested, an impairment is recorded for the difference between the carrying amount of the asset and the estimated fair value of the asset. The estimate of undiscounted cash flows is based upon, among other things, certain assumptions about future operating performance, growth rates and other factors. Estimates of undiscounted cash flows may differ from actual cash flows due to, among other things, technological changes, economic conditions, changes to the business model or changes in operating performance. For fiscal years 2018 and 2019, we did not identify any indicators of impairment that would have required the Company to test its long-lived assets for impairment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. We assess goodwill for impairment on an annual basis during the 4th quarter of each year, and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment exists by the amount the fair value of a reporting unit to which goodwill has been allocated is less than their respective carrying values. The impairment for goodwill is limited to the total amount of goodwill allocated to the reporting unit. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses.

As of October 31, 2018 and 2019 we have goodwill of $76.4 million which is entirely attributable to our acquisition of Grupo Arato on September 20, 2018 (see Note 4). The goodwill has been allocated to our International Farming reportable segment (see Note 14), which is an operating segment and reporting unit. The results of our annual goodwill impairment assessments indicated that it was more likely than not that the fair value of our reporting unit’s goodwill had exceeded its carrying value. As a result, we concluded that there were no impairments for the years ended October 31, 2018 and 2019.

Revenue Recognition

The Company recognizes sales once they are realizable and earned. Sales of products and related costs of products sold are recognized when persuasive evidence of an arrangement exists, shipment has been made, title passes, the price is fixed or determinable and collectability is reasonably assured. Sales value attributed to shipping and handling fees is not segregated in the sale price charged to the customer. The Company records shipping and handling costs incurred in cost of sales.

We sell to retail grocery, foodservice, club stores, mass merchandisers, food distributors and wholesale customers. Our top ten customers accounted for approximately 57% and 60% of our consolidated net sales in the years ended October 31, 2018 and 2019, respectively. Sales to our largest customer, (including its affiliates), represented approximately 12% and 15% of net sales in each of the years ended October 31, 2018 and 2019, respectively. Sales to our next largest customer represented approximately 11% of net sales in the fiscal year ended October 31, 2018. No other single customer accounted for more than 10% of our net sales in any of the last two fiscal years.

Income Taxes

The Company uses the liability method to account for income taxes as prescribed by Accounting Standards Codification (“ASC”) 740. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law. The factors used to assess the Company’s ability to realize its deferred tax assets are the Company’s forecast of future taxable income and available tax planning strategies that could be implemented. Under ASC 740 a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized due to the inability to generate sufficient future taxable income of the correct character. Failure to achieve previous forecasted taxable income could affect the ultimate realization of deferred tax assets and could negatively impact the Company’s effective tax rate on future earnings.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

As a multinational corporation, we are subject to taxation in many jurisdictions, and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, the liability will be reversed, and we will recognize a tax benefit during the period in which it is determined the liability no longer applies. Conversely, we record additional tax charges in a period in which it is determined that a recorded tax liability is less than the ultimate assessment is expected to be.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment and uncertainty. Tax laws and regulations themselves are subject to change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management’s estimates, which could result in the need to record additional tax liabilities or potentially reverse previously recorded tax liabilities.

Stock-Based Compensation

The Company uses the fair value recognition method for accounting for stock-based compensation. Under the fair value recognition method, cost is measured at the grant date based on the fair value of the award and is recognized as expense on the straight-line basis over the requisite service period, which is generally the vesting period. Under the fair value recognition method, when vesting is based on the occurrence of certain defined liquidity events, expense relative to such awards is measured based on the grant date fair value of the award and is recorded when the event occurs. The Company recognizes forfeitures in the period that they occur. For the years ended October 31, 2018 and 2019, stock-based compensation expense was not material.

Advertising Costs

Advertising costs are expensed when incurred and are included as a component of selling, general and administrative expenses. Such costs were approximately $0.4 million and $0.3 million for the years ended October 31, 2018 and 2019, respectively.

Employee Benefits

Employees of the Company may participate in a 401(k)-retirement plan, whereby the employees may elect to make contributions pursuant to a salary reduction agreement upon meeting age and length-of-service requirements. Employees can defer up to 60% of their compensation subject to fixed annual limits. The Company makes a 100% matching contribution on deferrals up to 3%, and 50% on deferrals over 3% up to 5%. Total contributions made by the Company for each of the years ended October 31, 2018 and 2019 were $0.7 million.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, Earnings Per Share. ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding during the period.

Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of contracts to issue ordinary common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. The computation of diluted EPS includes the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

estimated impact of the exercise of contracts to purchase common stock using the treasury stock method. Potential common shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Basic and diluted earnings per share is calculated as follows (in thousands, except for shares and per share amounts):

	Year Ended October 31,
	2018	2019
Numerator:
Net income available to common shareholders	$72,441	$71,699

Denominator:
Weighted average shares of common stock outstanding, used in computing basic earnings per share	52,915,866	63,442,776
Effect of dilutive stock options	94,962	35,173

Weighted average shares of common stock outstanding, used in computing diluted earnings per share	53,010,828	63,477,949

Earnings per share, attributable to common shareholders
Basic	$1.37	$1.13

Diluted	$1.37	$1.13

During the year ended October 31, 2018 there were no stock options outstanding that were anti-dilutive. There were 1,700,000 stock options representing shares of common stock outstanding for the year ended October 31, 2019 that were excluded in the computation of diluted EPS because their effect would be anti-dilutive as a result of applying the treasury stock method.

Foreign Currency Translation and Remeasurement

The Company’s foreign operations are subject to exchange rate fluctuations and foreign currency transaction costs. The functional currency for substantially all of our foreign subsidiaries is the United States dollar. When remeasuring from a local currency to the functional currency, monetary assets and liabilities are remeasured into U.S. dollars at exchange rates in effect at the balance sheet dates and non-monetary assets, liabilities and equity are remeasured at historical rates when remeasuring from a local currency to the functional currency. Sales and expenses are remeasured using weighted-average exchange rates for each period. Gains and losses resulting from foreign currency transactions are recognized in other income (expense), net in the consolidated statements of comprehensive income. Foreign currency gains and (losses) for 2018 and 2019 were $1.5 million and ($1.3) million, respectively.

Fair Values of Financial Instruments

The Company applies the provisions of ASC 820, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements. ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements.

Fair value is defined as the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value for the assets and liabilities required or permitted to be recorded, the Company considers the principal or

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

ASC 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes three levels of inputs that may be used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices, other than those in Level 1, in markets that are not active or for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

There were no transfers between level 1, level 2 or level 3 measurements during the years ended October 31, 2018 and 2019.

We believe that the carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings approximates fair value based on either their short-term nature or on terms currently available to the Company in financial markets. Due to current market rates, we believe that our long-term obligations have fair values that approximate carrying values.

Derivatives

From time to time we enter into interest rate swaps to limit our exposure to fluctuations in interest rates with respect to long-term debt. We determine at inception whether the derivative instruments will be designated as cash flow hedges.

We account for derivatives and hedging activities in accordance with ASC 815, Derivatives and Hedging, as amended. ASC 815 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. It requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheets and measurement of those instruments at fair value. The accounting treatment of changes in fair value depends upon whether or not a derivative instrument is designated as a hedge and, if so, the type of hedge. We record all derivative instruments at fair value in our consolidated balance sheets. For derivatives designated as cash flow hedges, to the extent effective, we recognize the changes in fair value in accumulated other comprehensive income (loss) until the hedged item is recognized in income. Any ineffectiveness in the hedge is recognized immediately in income in the line item that is consistent with the nature of the hedged risk. We formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions, at the inception of the transactions. During the year ended October 31, 2019, the Company entered into four interest rate swap agreements, and these interest rate swaps have not been designated as cash flow hedges (see Note 8).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Recently Issued Accounting Standards

As an “emerging growth company,” the Jumpstart Our Business Startups Act, or the JOBS Act, allows the Company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. The Company has elected to use the adoption dates applicable to private companies. As a result, the Company’s financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective date for new or revised accounting standards that are applicable to public companies.

In December 2019, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. This ASU will be effective for us beginning November 1, 2022. We are evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows, and, as such, we are not able to estimate the effect the adoption of the new standard will have on our financial statements.

In September 2018, the FASB issued ASU 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40), Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract. This ASU requires implementation costs incurred by customers in cloud computing arrangements (i.e., hosting arrangements) to be capitalized under the same premises of authoritative guidance for internal-use software and deferred over the non-cancellable term of the cloud computing arrangements plus any option renewal periods that are reasonably certain to be exercised by the customer or for which the exercise is controlled by the service provider. This ASU will be effective for us beginning November 1, 2021. We are evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows, and, as such, we are not able to estimate the effect the adoption of the new standard will have on our financial statements.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The FASB is issuing this update to simplify the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. For public business entities, the new guidance is effective for fiscal years beginning after December 15, 2018. This ASU will be effective for us beginning November 1, 2020. We do not expect that the adoption of this ASU to have an impact on our financial statements.

In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects From Accumulated Other Comprehensive Income, which amends Accounting Standards Codification (“ASC”) 220, Income Statement—Reporting Comprehensive Income, to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act, (the “Act”). In addition, under the ASU, an entity will be required to provide certain disclosures regarding stranded tax effects. We will adopt this ASU effective November 1, 2019, and we do not expect the adoption to have an impact on our financial statements.

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which removes the requirement to compare the implied fair value of goodwill with its carrying amount as part of step 2 of the goodwill impairment test. The ASU permits an entity to perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and to recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU will be effective for us beginning November 1, 2021 and is not expected to have a significant impact upon adoption.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Measurement of Credit Losses on Financial Instruments, and subsequent amendments to the guidance; ASU 2019-10 in November 2019; ASU 2018-19 in November 2018; and ASU 2019-05 in May 2019, including codification improvements to Topic 326 in ASU 2019-04. The standard significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. The standard will replace today’s “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. It also simplifies the accounting model for purchased credit-impaired debt securities and loans. The amendment will affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. ASU 2018-19 clarifies that receivables arising from operating leases are accounted for using lease guidance and not as financial instruments. ASU 2019-05 provides entities that have certain instruments with an option to irrevocably elect the fair value option. The amendments should be applied on either a prospective transition or modified-retrospective approach depending on the subtopic. This ASU will be effective for us beginning November 1, 2023. Early adoption is permitted. We are evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows, and, as such, we are not currently able to estimate the effect the adoption of the new standard will have on our financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases, which requires a dual approach for lessee accounting under which a lessee would account for leases as finance leases or operating leases. Both finance leases and operating leases will result in the lessee recognizing a right-of use asset (ROU) and a corresponding lease liability. For finance leases, the lessee would recognize interest expense and amortization of the right-of-use asset, and for operating leases, the lessee would recognize a straight-line total lease expense. The guidance also requires qualitative and specific quantitative disclosures to supplement the amounts recorded in the financial statements so that users can understand more about the nature of an entity’s leasing activities, including significant judgments and changes in judgments. This ASU will be effective for us beginning November 1, 2021. We are evaluating the impact of the adoption of this ASU on our financial condition, results of operations and cash flows, and we expect to report increased assets and liabilities as a result of recording right-of-use assets and lease liabilities.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which is a comprehensive new recognition standard that will supersede previous existing revenue recognition guidance. The standard is intended to clarify the principles of recognizing revenue and create common revenue recognition guidance between U.S. GAAP and International Financial Reporting Standards. The new standard consists of a comprehensive model which requires the recognition of revenue when control of promised goods are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled. It also requires expended disclosures surrounding revenue recognition. During calendar year 2017, the FASB issued additional clarification guidance on the new revenue recognition standard which also included certain scope improvements and practical expedients. The standard (including clarification guidance issued) is effective for fiscal periods beginning after December 15, 2017. We will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance will be recognized as an adjustment to the opening balance of retained earnings on the first day of our 2020 fiscal year. We do not expect this standard to have a material impact on our results of operations or financial position.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Details of Certain Account Balances

Included in other income (expense), net in the Company’s consolidated statements of comprehensive income are the following items (in thousands):

	Year Ended October 31,
	2018	2019
Unrealized loss on derivative financial instruments	$—	$(3,669)
Foreign currency gains and (losses)	1,452	(1,273)
Interest income	701	1,701
Debt extinguishment costs	(920)	—
Other	(325)	(308)

Other income (expense), net	$908	$(3,549)

Accrued expenses consist of the following (in thousands):

	October 31,
	2018	2019
Employee compensation	$8,329	$14,395
Freight	4,361	3,550
Other	6,573	3,239

Accrued expenses	$19,263	$21,184

4. Acquisitions

Prior to September 20, 2018, the Company owned 50% of the outstanding capital stock of Grupo Arato and 30% of the outstanding capital stock of Moruga Inc. SAC (“Moruga”). The Company has historically accounted for these investments under the equity method of accounting.

Grupo Arato owns, farms, packs and sells avocados to the Company, with the Company marketing and distributing substantially all of the supply produced by Grupo Arato. Prior to September 20, 2018 the Company owned 50% of Grupo Arato, and the remaining 50% was owned by a third party (Shareholder B) who was a pre-existing shareholder of the Company.

Moruga is an entity that develops and operates blueberry orchards on land owned by Grupo Arato as well as land leased from third parties. The fruit is marketed for sale in domestic and foreign markets by a third-party. Moruga predominantly farms blueberries on land that cannot grow avocados due to the conditions of the land (i.e. the altitude and slope of the land) and allows the Company to utilize its hourly labor force during the time in which the harvests have been completed for the avocados. The blueberry operation is not a core business of the Company, and the Company does not plan on changing its strategy and further expanding into blueberries. Prior to September 20, 2018, the Company owned 30% of the capital stock of Moruga, Shareholder B owned 30% of the capital stock and another independent third party (Shareholder C) owned 40% of the capital stock.

On September 20, 2018, the Company concurrently acquired all of Shareholder B’s interests in Grupo Arato and Moruga. Because the Company increased its ownership interest in Grupo Arato to 100%, the acquisition of Grupo Arato was accounted for in accordance with ASC 805, Business Combinations, by using the acquisition method of accounting. The Company evaluated the accounting treatment of its post-acquisition 60% ownership interest in Moruga in accordance with ASC 810, Consolidation, and concluded that the investment

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

should continue to be accounted for under the equity method of accounting because the Company does not have a controlling financial interest in Moruga.

The Company acquired the remaining outstanding capital stock of Grupo Arato to gain control of a significant volume of fruit at the source which the Company can then allocate to global markets and customers in a manner consistent with its financial and strategic objectives. The total consideration paid by the Company amounted to $163.1 million, which included $158.7 million to acquire the additional interests in Grupo Arato and Moruga, and $4.4 million to settle a pre-existing liability with Shareholder B. The consideration included cash consideration of $11.1 million, a short-term note payable to Shareholder B of $40.0 million, and the issuance of shares of common stock of the Company determined to have a fair value of $112.0 million. The short-term note payable was paid in full by October 31, 2018.

A valuation analysis was performed by management, with the assistance of a third-party valuation specialist, to determine the fair value of the equity instruments issued by the Company as consideration, the fair value of Grupo Arato, and the fair value of the 30% interest acquired in Moruga. These values were determined by using discounted cash flows under the income approach, with the resulting values supported by using a market approach. The fair value of the common stock issued by the Company as purchase consideration was determined to be $107.6 million, the fair value of the 50% interest acquired in Grupo Arato was determined to be $121.8 million, and the fair value of the 30% interest acquired in Moruga was determined to be $36.9 million. The acquisition of Grupo Arato represents a business combination in stages. Accordingly, the Company recognized a $62.0 million remeasurement gain on the step-up of its non-controlling pre-acquisition interest in Grupo Arato which has been included in remeasurement gain on acquisition of equity method investee in the consolidated statements of comprehensive income. The remeasurement gain was calculated by subtracting the carrying balance of our investment in Grupo Arato of $59.7 million from the estimated fair value of our 50% interest in Grupo Arato determined just prior to our acquisition of the remaining 50% interest which was estimated to be $121.7 million.

Determining fair values using the discounted cash flow method is based on significant inputs that are not observable in the market, which are defined as Level 3 inputs in accordance with ASC 820-10-35. Key assumptions used in determining the fair value of the common stock issued, the acquired interest in Grupo Arato, and the 30% acquired interest in Moruga using the discounted cash flows include the determination of the weighted average cost of capital used to discount the cash flows, assumptions around future revenue growth, profitability, and capital expenditures. The weighted average discount rate used to determine the fair value of the common stock issued, the 50% acquired interest in Grupo Arato and the 30% acquired interest in Moruga was 10%, 15% and 15%, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the consideration paid for Grupo Arato and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date (in thousands except for shares):

Consideration
Cash	$11,125
Short-term notes	40,000
Equity Instruments (11,903,094 shares of the Company’s common stock)	111,960

Fair value of consideration issued	$163,085
Less: Fair value of the consideration issued to settle liability to Shareholder B	(4,366)
Less: Fair value of the consideration issued allocated to Moruga	(36,960)

Fair value consideration issued to acquire a 50% interest in Grupo Arato	$121,759

Fair value of Grupo Arato at 100%	$243,518

Recognized amounts of identifiable assets acquired and liabilities assumed
Current assets	$48,029
Property, Plant and Equipment	196,492
Goodwill	76,376
Other assets	6,151
Current liabilities	(29,843)
Long-term debt	(53,687)

Total identifiable assets	$243,518

The $76.4 million allocated to goodwill on our consolidated balance sheets represents the excess of the purchase price over the values of assets acquired and liabilities assumed and is attributable to improved coordination of the supply chain resulting from vertical integration. The goodwill is not tax deductible. We recognized $0.3 million of acquisition related costs in which have been included in selling, general and administrative expenses in the consolidated statements of comprehensive income. The unaudited, pro forma consolidated statement of comprehensive income as if Grupo Arato had been included in the consolidated results of the Company as of the beginning of the year ended October 31, 2018 would have resulted in revenues of $862.3 million and net income of $82.7 million for the year ended October 31, 2018. Included in the unaudited pro forma net income for the year ended October 31, 2018 is the remeasurement gain of $62.0 million, which has been reduced by income taxes of $13.0 million.

5. Equity Method Investees

Henry Avocado

The Company owns a 49% interest in Henry Avocado Corporation (“HAC”), based in Escondido, California. A co-owner of HAC is on the Company’s board of directors. HAC packs, distributes and sells fresh avocados in the domestic market from California growers and also imports packed Chilean and Mexican avocados. HAC also operates a farm management and orchard leasing business where it performs various farming functions on behalf of growers. There is a basis difference between the Company’s historical investment in HAC and the amount recorded in members’ capital by the investee of $4.0 million as of October 31, 2018 and 2019. This basis difference is solely comprised of goodwill at October 31, 2018 and 2019.

Shanghai Mr. Avocado Ltd.

The Company owns a 33% interest in Shanghai Mr. Avocado Limited (“Mr. Avocado”), a Chinese joint venture enterprise, through its Mission Produce Asia Ltd. subsidiary. The primary business operations include

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the marketing, ripening and distribution of fresh avocados within China. The entity was established in April 2017 to begin distribution through a single cold-storage and distribution facility.

Moruga

The Company owns a 60% interest in Moruga. Moruga’s primary business activity is to develop and operate blueberry farms. The entity was established in August 2014 to begin small-scale plantings, and additional acreage has been planted each subsequent year. Refer to Note 4 for additional information. There is a basis difference between the Company’s historical investment in Moruga and the amount of underlying equity in net assets of $32.5 million and $31.9 million as of October 31, 2018 and 2019, respectively. The basis difference is primarily comprised of goodwill and customer relationships. The basis difference related to customer relationships is being amortized over the estimated useful life.

Grupo Arato

As noted in Note 4, the Company acquired the remaining 50% interest in Grupo Arato on September 20, 2018, and ceased accounting for its investment under the equity method on this date. Refer to Note 4 for additional information regarding Grupo Arato.

Copaltas

The Company owns a 50% interest in Copaltas S.A.S. (“Copaltas”), a Colombian joint venture enterprise. The primary business operations include the development and operation of avocado farms within Colombia. The entity was established in December 2017.

Cabilfrut S.A.

The Company owned a 50% interest in Agricola y Comercial Cabilfrut S.A. (“Cabilfrut”), organized and incorporated in Chile with its primary operations located in Cabildo, Valparaiso Region, Chile. The primary business operations included the packing, marketing and distribution of fresh avocados and citrus. In April 2018, the Company finalized an agreement to sell its entire interest in Cabilfrut for $6.1 million in cash. The Company recognized a gain of $0.1 million that was included in equity method income in the statements of comprehensive income during the year ended October 31, 2018. Transaction costs were not material.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is financial information of the equity method investees as of October 31, 2018 and 2019 (in thousands):

	HAC	Mr Avocado	Moruga	Copaltas	Grupo Arato
2018
Current assets	$36,820	$1,853	$14,698	$721	$—
Long-term assets	16,993	1,077	16,317	392	—
Current liabilities	20,207	2,303	8,007	1	—
Long-term liabilities	10,556	—	5,858	32	—
Sales	269,761	7,806	15,464	—	73,067
Gross profit	21,484	914	7,517	(6)	37,430
Net income (loss)	4,720	(831)	4,223	(156)	16,844

2019
Current assets	$45,206	$2,614	$15,804	$725	$—
Long-term assets	16,948	658	18,477	3,195	—
Current liabilities	24,397	1,677	8,220	781	—
Long-term liabilities	10,382	—	7,299	—	—
Sales	286,654	9,068	19,666	—	—
Gross profit	26,892	479	4,034	(1)	—
Net income (loss)	7,125	(1,328)	1,613	(82)	—

The Company’s investment in its equity method investees have been impacted by the following (in thousands):

	HAC	Mr Avocado	Moruga		Copaltas	Cabilfrut	Grupo Arato		Total
Investment balance October 31, 2017	$14,195	$478	$3,878		$202	$6,000	$58,693		$83,446

Equity method income (losses)	2,313	(274)	1,961		(78)	89	8,422		12,433
Translation adjustment gain (loss)	—	5	—		(38)	—	—		(33)
Dividends received	(1,176)	—	—		—	—	(3,010)		(4,186)
Non-cash distributions	—	—	—		—	—	(4,366)		(4,366)
Investment contributions	—	—	—		325	—	—		325
Remeasurement gain							62,020	(1)	62,020
Acquisition of additional interests	—	—	36,960		—	—	(121,759	)(1)	(84,799)
Sale of investment	—	—	—		—	(6,089)	—		(6,089)

Investment balance October 31, 2018	$15,332	$209	$42,799		$411	$—	$—		$58,751
Equity method income (losses)	3,491	(442)	351	(2)	(41)	—	—		3,359
Translation adjustment gain	—	25	—		27	—	—		52
Dividends received	(1,372)	—	—		—	—	—		(1,372)
Investment contributions	—	739	—		1,173	—	—		1,912

Investment balance October 31, 2019	$17,451	$531	$43,150		$1,570	$—	$—		$62,702

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)

In connection with the acquisition of Grupo Arato on September 20, 2018, the Company consolidated Grupo Arato and eliminated the equity method investment. The transaction resulted in the recording of a remeasurement gain of $62,020.

(2)	Equity earnings for Moruga include amortization of customer relationship intangible of $617.

6. Inventories

Inventories consist of the following (in thousands):

	October 31,
	2018	2019
Finished goods	$13,761	$24,056
Crop growing costs	10,658	9,231
Packaging and supplies	7,900	11,615

	$32,319	$44,902

7. Property, Plant and Equipment, net

Property, plant and equipment, net consist of the following (in thousands):

	October 31,
	2018	2019
Land	$124,010	$124,086
Orchard costs	39,574	44,721
Buildings and improvements	68,638	71,154
Plant and office equipment	119,662	137,195
Construction in progress	10,595	16,693

	$362,479	$393,849
Less accumulated depreciation and amortization	(47,771)	(63,533)

	$314,708	$330,316

Property, plant, and equipment, net includes various capital leases which total $3.2 million and $5.6 million, less accumulated depreciation of $0 and $0.3 million as of October 31, 2018 and 2019, respectively.

Depreciation expense was $9.4 million and $16.5 million for the years ended October 31, 2018 and 2019, respectively, of which $0 and $0.3 million was related to depreciation on capital leases, respectively. As of October 31, 2019, the Company had outstanding commitments for the purchase of property, plant and equipment totaling $5.2 million.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. Long-Term Debt

Long-term debt consisted of the following (in thousands):

	October 31,
	2018	2019
Revolving line of credit with Bank of America Merrill Lynch. The interest rate is variable, based on LIBOR plus a spread that varies with the Company’s leverage ratio. As of October 31, 2018 and 2019, the interest rate was 4.29% and 3.54%, respectively. Interest is payable monthly and principal is due in full in October 2023.	$6,000	$—
Senior term loan (A-1) with Bank of America Merrill Lynch. The interest rate is variable, based on LIBOR plus a spread that varies with the Company’s leverage ratio. As of October 31, 2018 and 2019, the interest rate was 4.28% and 3.54%, respectively. Interest is payable monthly and principal is due October 2023.	100,000	97,500
Senior term loan (A-2) with Bank of America Merrill Lynch. The interest rate is variable, based on LIBOR plus a spread that varies with the Company’s leverage ratio. As of October 31, 2018 and 2019, the interest rate was 4.78% and 4.04%, respectively. Interest is payable monthly and principal is due October 2025.	$75,000	$74,250
Notes payable to Bank of America. Payable in monthly installments including interest at a weighted average rate of 4.24% and 4.33% as of October 31, 2018 and 2019, respectively. Interest is payable monthly and principal is due September 2025. Note is secured by real property and equipment.	12,173	9,205
Notes Payable to Farm Credit West. Notes were secured by personal property located in Oxnard, CA. Notes were repaid in August 2019.	8,038	—

Total long-term debt	201,211	180,955
Less debt issuance costs	757	635

Long-term debt, net of debt issuance costs	200,454	180,320
Less current portion of long-term debt	8,050	6,286

Long-term portion of long-term debt	$192,404	$174,034

Credit Facilities

In October 2018 the Company entered into a new $275 million syndicated credit facility with Bank of America Merrill Lynch. The credit facility is comprised of two senior term loans totaling $175 million (Term A-1 and Term A-2) and a revolving credit agreement providing up to $100 million in borrowings. The loans are secured by real property, personal property and the capital stock of the Company’s subsidiaries. Borrowings under the credit facility bear interest at a spread over LIBOR ranging from 1.50% to 2.75% depending on the Company’s leverage ratio. The credit facility also includes a swing line facility and an accordion feature which allows the Company to increase the borrowings by up to $125 million, with bank approval. The proceeds from the syndicated credit facility were used in part, to repay the outstanding principal of $59.5 million of notes payable assumed by the Company in connection with the acquisition of Grupo Arato (See Note 4). The credit facility’s revolving credit agreement replaced a pre-existing revolving credit agreement with Farm Credit West. The Company pays fees on unused commitments on the new credit facility that accrue at rates ranging from 0.18% to 0.30% depending upon the Company’s leverage ratio.

With respect to Term Loan A-1, the Company is required to make quarterly principal payments of $0.6 million beginning December 31, 2018. These payments are scheduled to increase to $1.3 million beginning December 31, 2020, and increase to $1.9 million beginning December 31, 2021, with a final payment of

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$76.9 million due on October 11, 2023. With respect to the Term Loan A-2, the Company is required to make quarterly principal payments of $0.2 million beginning on December 31, 2018. These payments are scheduled to increase to $3.3 million beginning on December 31, 2023, with a final payment of $58.1 million due on October 10, 2025.

The credit facility requires the Company to comply with financial and other covenants, including limitations on investments, capital expenditures, dividend payments, amounts and types of liens and indebtedness, and material asset sales. The Company is also required to maintain certain leverage and fixed charge coverage ratios. As of October 31, 2019, the Company was in compliance with all covenants of the credit facility.

Debt Issuance Costs

In connection with the new $275 million syndicated credit facility during 2018, the Company capitalized debt issuance costs of $1.3 million and expensed $0.1 million of refinancing charges. In addition, the Company paid $0.9 million of debt extinguishment costs, which has been included in other income (expense), net in the consolidated statements of comprehensive income. Debt issuance costs are reflected as a reduction of long-term debt and amortized using the effective interest method over the term of the underlying debt.

Maturities of notes payable and long-term debt is as follows (in thousands):

Years Ending October 31,
2020	$6,286
2021	7,420
2022	9,488
2023	84,546
2024	14,336
Thereafter	58,879

$180,955

Interest Rate Swaps

During 2019, the Company entered into four separate interest rate swaps, each with an outstanding notional amount of $25 million. The Company executed the interest rate swaps to hedge changes in the variable interest rate on $100 million of principal value of the Company’s term loans. The Company has not designated the interest rate swaps as cash flow hedges, and as a result, changes in the fair value of the interest rate swaps have been recorded in other income (expense), net in the consolidated statements of comprehensive income. As of October 31, 2019, the interest rate swap was a liability of $3.7 million, which has been included in other long-term liabilities in the consolidated balance sheet. The Company recorded an unrealized loss of $3.7 million on the interest rate swap during the year ended October 31, 2019. The realized gains and losses recorded for the interest rate swap recorded during the year ended October 31, 2019 was not material.

9. Commitments and Contingencies

Leases

We lease facilities and certain equipment under non-cancelable leases expiring at various dates through 2029. During the years ended October 31, 2018 and 2019, the Company entered into new capital leases for

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

equipment and machinery in the amount of $2.2 million and $2.8 million, respectively. In addition, the Company assumed capital leases as part of its acquisition of Grupo Arato that totaled $1.0 million as of the acquisition date in 2018. Capital lease obligations vary in amount and interest rates range from 6.00% to 8.40%. Amortization of assets under capital leases is included within cost of sales in the consolidated statements of comprehensive income.

Additionally, the Company leases certain property under operating leases. Certain of these leases have stipulated escalation provisions and require the payment of property taxes, insurance, maintenance and other costs. Rent expenses for operating leases for the years ended October 31, 2018 and 2019 was $4.0 million and $4.6 million, respectively.

Future minimum lease payments under the operating and capital leases are as follows (in thousands):

Years Ending October 31,	Operating Leases	Capital Leases
2020	$4,352	$1,384
2021	3,379	1,566
2022	2,620	1,394
2023	2,038	1,211
2024	1,851	1,058
Thereafter	6,750	82

Minimum lease payments	$20,990	$6,695
Less interest		1,104

Present value of future lease payments		$5,591

Litigation

From time to time, the Company is subject to various legal proceedings and claims, either asserted or unasserted, that arise in the ordinary course of business. Although the outcome of the various legal proceedings and claims cannot be predicted with certainty, management does not believe that any of these proceedings or claims will have a material adverse effect on the Company’s business, financial condition, results of operations or cash flows.

10. Income Tax

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (“the Act”) was signed into law. The Act significantly revised the U.S. corporate income tax by, among other things, lowering of the U.S. federal corporate income tax rate from 35% to 21%, imposing a mandatory one-time tax on accumulated earnings of foreign subsidiaries, eliminating certain deductions, and changing how foreign earnings are subject to U.S. tax. Due to the Company’s October 31 fiscal year-end, the lower U.S. federal corporate income tax rate was phased in, resulting in a 23.3% tax rate in fiscal year 2018 and 21% for subsequent fiscal years. In fiscal 2018, the Company recognized a $6.5 million tax benefit for the remeasurement of the federal net deferred tax liabilities resulting from the permanent reduction in the U.S. federal corporate tax rate and a $3.7 million tax benefit related to the transition tax on the accumulated foreign earnings. The transition tax resulted in a tax benefit due to the recognition of foreign tax credits against outside basis differences of foreign equity method investments previously recorded as deferred tax liabilities.

In fiscal 2019, the Company recognized a tax liability of $0.7 million, net of foreign tax credits on global intangible low-taxed income (“GILTI”), a new requirement of the Act. The Company has elected to treat GILTI as a period expense.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The components of the provision for income tax expense, net are as follows (in thousands):

	Year Ended October 31,
	2018	2019
Current
Federal	$4,778	$11,819
State	139	2,612
Foreign	5,056	9,273

Total Current	9,973	23,704
Deferred
Federal	3,673	(635)
State	2,321	203
Foreign	278	1,026

Total Deferred	6,272	594

Total	$16,245	$24,298

U.S. and foreign components of income before income tax expense are as following (in thousands):

	Year Ended October 31,
	2018	2019
U.S.	$73,228	$51,684
Foreign	15,458	44,313

	$88,686	$95,997

A reconciliation of income tax expense (benefit) computed at the federal statutory tax rate to income taxes as reflected in the financial statements is as follows:

	Year Ended October 31,
	2018	2019
Federal statutory rate	23.3%	21.0%
State income taxes, net of federal tax benefit	2.1%	1.9%
GILTI	0.0%	3.1%
Withholding taxes	1.9%	0.0%
Transition tax	6.0%	0.0%
Foreign tax credits	-10.1%	-2.4%
Tax Act federal rate change	-7.3%	0.0%
Unrecognized tax benefits increase	0.8%	1.5%
Other, net	1.6%	0.2%

	18.3%	25.3%

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets (liabilities) are as follows (in thousands):

	October 31, 2018	October 31, 2019
Accrued expenses	$1,622	$2,963
Net operating loss carryforward	3,784	1,365
Inventory	582	815
Interest rate swaps	0	875
Allowances, reserves, and other	227	302

Total deferred tax assets	6,215	6,320
Less: valuation allowance	(982)	(1,410)

Total net deferred tax assets	$5,233	$4,910

Equity interest in unconsolidated subsidiaries	(14,592)	(15,190)
Property, plant and equipment	(13,291)	(12,504)
Repatriation of foreign earnings	(1,528)	(1,552)

Total deferred tax liabilities	(29,411)	(29,246)

Total net deferred tax assets/(liabilities)	$(24,178)	$(24,336)

As of October 31, 2019, the Company had foreign operating loss carryforwards in Peru of $8.5 million which can be carried forward indefinitely.

The net increase in the valuation allowance for deferred tax assets was $0.1 million and $0.4 million for the years ended October 31, 2018 and 2019, respectively. The valuation allowance as of October 31, 2019 primarily relates to deferred tax assets with U.S. capital treatment which can only be realizable upon the generation of future capital gains.

The Company has provided for a deferred tax liability on accumulated foreign earnings for its International Farming operations in Peru, as we expect to repatriate funds generated from this operation to the United States in future years. The Company has determined all other accumulated foreign earnings to be indefinitely reinvested, as it is our intent is to permanently reinvest these funds outside of the United States and our current plans do not demonstrate a need to repatriate the cash to fund our U.S. operations.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

A reconciliation of the total amounts of unrecognized tax benefits (exclusive of interest and penalties) is as follows (in thousands):

	October 31, 2018	October 31, 2019
Unrecognized tax benefits beginning of year	$6,187	$5,982
Foreign currency remeasurement	(205)	215

Unrecognized tax benefits end of year	$5,982	$6,197

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total amount of tax benefits that, if recognized, would impact the effective tax rate was $5.9 million and $6.2 million at October 31, 2018 and 2019, respectively. We do not anticipate any significant changes to unrecognized tax benefits by the end of fiscal year 2020.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The Company recorded $0.7 million and $1.4 million of interest and penalties in the years ended October 31, 2018 and 2019, and had $7.0 million and $8.7 million for interest and penalties accrued at October 31, 2018 and 2019, respectively which have been included in other long-term liabilities in the consolidated balance sheets.

We conduct business both domestically and internationally and, as a result, one or more of our subsidiaries files income tax returns in U.S. federal, U.S. state and certain foreign jurisdictions. Accordingly, in the normal course of business, we are subject to examination by taxing authorities, primarily in the United States, Mexico and Peru. The Company is no longer subject to U.S. federal tax examinations for the fiscal years prior to and including October 31, 2014. The statute of limitations for the tax years ended October 31, 2015 and forward are still open as of October 31, 2019.

The Company’s wholly owned subsidiary in Mexico is currently under audit for the fiscal year 2013 and received certain proposed adjustments during fiscal year 2018 from the Mexican taxing authorities. During June 2018, the Company filed an administrative appeal challenging the 2013 tax assessment. The Company is currently waiting for the resolution of the appeal to be issued. The Company believes that is has adequately provided for this matter.

11.	Shareholders’ Equity

2003 Stock Incentive Plan

In the fiscal year 2004, the Company’s Board of Directors adopted the Mission Produce, Inc. 2003 Stock Incentive Plan (the “Plan”), a stock option plan. The Plan allows for the granting of stock options to key employees and directors and is administered by a committee appointed by the Company’s Board of Directors. A combined maximum of 7,650,000 stock option awards may be granted under the Plan. In July 2019, the Board of Directors approved a modification to the Plan (the “modified Plan”) to allow for a combined maximum of 10,200,000 stock option awards that may be granted under the modified Plan and all of the Company’s previous stock plans, subject to the approval of 100% of the shareholders. Subsequent to October 31, 2019, the Company’s shareholder agreement was amended to reduce the shareholder approval requirement to a two-thirds majority to increase the number of authorized awards. Shareholder approval for the increase in the authorized number of shares has not yet been received. The modified Plan requires approval by shareholders by July 9, 2020 and was not approved by shareholders as of October 31, 2019.

For each option granted, the committee determines the option type, exercise price, vesting schedule, and exercise period. The committee may issue full recourse promissory notes for the payment of the option exercise price and any required tax payments due on exercise. Shares of the Company’s common stock obtained through the modified Plan are non-restricted but are subject to the existing Shareholder Agreement.

The Company uses the fair value method of accounting for new option grants and recognizes the associated expense in the consolidated statements of comprehensive income over the vesting period. The value of each option grant is determined using the Black-Scholes option valuation model, which considers various components to calculate the fair value of the option. To the extent the fair value of the option exceeds the exercise price, the difference is recorded as compensation expense in the Company’s consolidated statements of comprehensive income and amortized over the vesting period. The most significant assumption used in the

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Black-Scholes option valuation model is the fair value of the Company’s common stock on the date of grant. The fair value of the common stock is determined by management, with the assistance of a third-party valuation firm, through a discounted cash flow analysis that is supported by a market approach.

Stock options are generally granted with exercise prices of not less than the fair market value at grant date, vest based on tenure of employment or other specific events and expire ten years after the grant date. The Company recognized an immaterial amount of stock-based compensation expense during the years ended October 31, 2018 and 2019.

The following table summarizes the stock option activity under the plan (in thousands, except per share amounts):

	Subject to Share Settlement	Subject to Cash Settlement	Weighted- Average Exercise Price	Weighted- Average Remaining Life (in years)	Aggregate Intrinsic Value
Outstanding at October 31, 2017	323	—	$2.41	6.48	$21.24
Granted	—	—	—
Exercised	102	—	1.81
Canceled/ Forfeited	170	—	2.94

Outstanding at October 31, 2018	51	—	$1.81	4.40	$19.00
Granted	476	1,224	9.41
Exercised	—	—	—
Forfeited	—	—	—

Outstanding at October 31, 2019	527	1,224	$9.23	9.54	$497.00

Exercisable at October 31, 2019	51	—	$1.81	3.40	$30.65

As of October 31, 2019, all stock options outstanding have either vested or are expected to vest. The unrecognized stock-based compensation expense for equity-classified awards is $3.1 million as of October 31, 2019 and is expected to be recognized over a weighted average period of 5.7 years. The unrecognized stock-based compensation expense for liability-classified awards is $8.2 million as of October 31, 2019 and is expected to be recognized over a weighted average period of 5.7 years. The remeasurement of the stock options classified as liability awards to their fair value was not material at October 31, 2019.

CEO Award

On July 9, 2019 our board of directors approved a stock option grant to the Company’s Chief Executive Officer, Steve Barnard, covering 1,700,000 shares of our common stock (“CEO Award”). The CEO Award had a strike price of $9.41 per share, which the board of directors assumed to be the then current fair market value of the Company’s common stock on the grant date. The terms of the grant were such that the vesting of the stock option was contingent upon a successful initial public offering of the Company’s common stock. There were 471,308 shares available under the Plan as of the date the CEO Award was granted. We accounted for 471,308 shares of the CEO Award that are subject to share settlement as equity-classified awards and 1,228,692 shares as liability-classified awards. The liability-classified portion of the CEO Award represents that portion of the CEO Award that was in excess of the shareholder-approved share limit authorized under the original Plan as of October 31, 2019, and are thus classified as liability awards. In the event the modified Plan is not approved by the shareholders, the liability-classified portion of the CEO Award is subject to cash settlement. The Company has not recognized any stock-based compensation expense prior to the modification of the CEO Award discussed

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

below because the vesting of these awards was dependent upon the occurrence of an initial public offering. At the date of grant, based on a subsequent valuation performed (see below), the estimated fair market value of the CEO award was determined to be $9.1 million at the option grant date.

October 2019 Modification

On October 29, 2019, our board of directors, with the consent of Mr. Barnard, modified the CEO Award to amend the vesting schedule. As a result of this amendment, 850,000 shares subject to the CEO Award were modified to vest at the earlier of (i) the seventh year anniversary of the grant date, (ii) immediately prior to the consummation of a change in control (as defined in the Plan) or, (iii) upon the closing of an initial public offering of our common stock, in each case, subject to Mr. Barnard’s continued service with the Company as of the applicable vesting date. Of these CEO Award shares, we accounted for 235,654 shares as equity-classified awards and 614,346 CEO Award shares (i.e., the allocable portion of those CEO Award shares that were in excess of the shareholder-approved share limit authorized under the original Plan as of October 31, 2019) as liability-classified awards. The remaining 850,000 CEO Award shares were modified to vest in five equal installments on the first five anniversaries of the grant date, subject to Mr. Barnard’s continued service with the Company as of the applicable vesting date. Of these shares, we accounted for 235,654 shares as equity-classified awards and 614,346 shares as liability-classified awards (i.e., the allocable portion of those CEO Award shares that were in excess of the shareholder-approved share limit authorized under the original Plan as of October 31, 2019).

Prior to the October 2019 modification, the Company determined that it was not probable that the CEO awards would vest because of the contingent nature of the CEO Awards. Upon modification of the vesting terms, during October 2019, the Company determined that it was probable that the CEO Awards would vest. The Company determined the fair value of the CEO Awards on the date of modification to be $11.3 million, which will be recognized as stock-based compensation expense over a weighted average period of 5.7 years from October 31, 2019 as service is provided. All of the CEO Awards are expected to vest. The fair value assumptions used to determine the fair value of the stock option as of the modification date is as follows:

Fair value of common stock	$14.08
Exercise price	$9.41
Volatility	25.0%
Risk free rate	1.7%
Forfeiture rate	—
Expected life (in years)	7.2
Dividend rate	—

December 2019 Modification

During December 2019, management determined the fair value of our common stock with the support of a third-party valuation specialist as of the July 9, 2019 stock option grant date. As a result of this independent valuation, the Company determined the fair value of our common stock on the stock option grant date to be $13.74 per share. As a result, the board of directors, with the consent of Mr. Barnard, modified the CEO Awards to increase the strike price to $13.74 per share.

Promissory Notes Issued for Exercising Stock Options

As of the years ended October 31, 2018 and 2019, the Company had outstanding stock option notes totaling $0.4 million and $0.1 million, respectively. These promissory notes have been issued by the Company to various employees (the “stock option notes”) to finance option exercises. The stock option notes provide recourse

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

for the full amount of the outstanding principal and accrued interest and are secured by the Company’s security interest in the stock and all stock dividends, cash dividends, liquidating dividends, new securities and all other property, moneys and rights to which the employees may become entitled on account thereof. Due to the fact that the stock option notes are recourse notes and the Company’s intent is to seek full recourse in the event of non-payment by the employee, the Company has presented these notes as a separate component of shareholders’ equity.

Dividends

On January 18, 2018, the Company paid a $0.09 per share dividend in the aggregate amount of $4.5 million to shareholders of record on that date. On February 5, 2019, the Company paid a $0.06 per share dividend in the aggregate amount of $3.7 million to shareholders of record on that date. On July 31, 2019, the Company paid a $0.03 per share dividend in the aggregate amount of $1.9 million to shareholders of record on that date. If we do not comply with certain covenants under our credit facility, our ability to pay dividends in the future could be limited.

12. Fair Value Measurements

Financial assets and liabilities measured and recorded at fair value on a recurring basis were presented within the Company’s balance sheets as follows (in thousands):

	Fair Value as of October 31, 2018				Fair Value as of October 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial liabilities:
Interest rate swap agreements	$—	—	—	—	$3,669	—	3,669	—

The fair value of interest rate swaps are determined using widely accepted valuation techniques, including discounted cash flow analysis, on the expected cash flows of each derivative. The analysis reflects the contractual terms of the swaps, including the period to maturity, and uses observable market-based inputs, including interest rate curves (“significant other observable inputs”). The fair value calculation also includes an amount for risk of non-performance using “significant unobservable inputs” such as estimates of current credit spreads to evaluate the likelihood of default. The Company has concluded, as of October 31, 2018 and 2019, that the fair value associated with the “significant unobservable inputs” relating to the Company’s risk of non-performance was insignificant to the overall fair value of the interest rate swap agreements and, as a result, the Company has determined that the relevant inputs for purposes of calculating the fair value of the interest rate swap agreements, in their entirety, were based upon “significant other observable inputs”. The liabilities associated with the interest rate swaps have been included in accrued expenses in the consolidated balance sheet.

13. Related Party Transactions

Operating Transactions with Equity Method Investees

The Company purchases from and sells to HAC, of which we hold a 49% equity interest. Sales to HAC totaled $6.4 million and $0.5 million for the years ended October 31, 2018 and 2019, respectively, while accounts receivable totaled $3.0 million and $0 as of October 31, 2018 and 2019, respectively. Purchases from HAC totaled $0.4 million and $3.3 million for the years ended October 31, 2018 and 2019, respectively.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company sells packaged avocados to Mr. Avocado for resale within the Chinese market, of which we hold a 33% equity interest. The Company recorded fruit sales of $5.6 million and $4.5 million during the years ended October 31, 2018 and 2019, respectively, and had accounts receivable from Mr. Avocado totaling $1.7 million and $1.6 million as of October 31, 2018 and 2019, respectively.

The Company purchases packaged Peruvian avocados from Grupo Arato for sale within U.S. and export markets. The Company accounted for its ownership in Grupo Arato as an equity method investment until September 20, 2018, at which time the Company acquired the remaining outstanding shares of capital stock. Grupo Arato’s operations are consolidated with the Company subsequent to this date. Purchases from Grupo Arato totaled $70.6 million for the year ended October 31, 2018 during the time that Grupo Arato was an equity method investment.

The Company provides packing and cooling services for blueberries within Peru to Moruga, of which we hold a 60% equity interest. The Company recorded sales of $0.6 million and $3.4 million during the years ended October 31, 2018 and 2019, respectively, and had accounts receivable from Moruga totaling $0.9 million and $2.1 million as of October 31, 2018 and 2019, respectively.

The Company purchases avocados from Cabilfrut for sale within the U.S. and export markets and sells avocados to Cabilfrut for sale within Chile. The Company held a 50% equity interest in Cabilfrut until April 2018. Sales to Cabilfrut while the Company held a 50% equity interest totaled $0.5 million for the year ended October 31, 2018, while purchases from Cabilfrut totaled $9.6 million for the years ended October 31, 2018.

Purchases from our equity method investees are included in inventories and then recognized as costs of sales in the consolidated statements of comprehensive income, and sales to our equity method investees are included in net sales in the consolidated statements of comprehensive income.

Loans to Equity Method Investees

The Company has provided loans to its equity method investee, Moruga, to support growth and expansion projects. The loans have been made by all shareholders in proportion with their ownership interests in the investee. The outstanding balance of loans to Moruga was $3.9 million as of October 31, 2018 and 2019. These loans bear interest at 6.5% and are due on December 31, 2022, and have been included in loans to equity method investees in the consolidated balance sheets.

Other Related Party Transactions

The Company sells avocados to AvoPacific Oils, an entity whose ownership consists of shareholders and key management personnel of the Company. The Company recorded sales of $1.2 million and $0.9 million during the years ended October 31, 2018 and 2019, respectively, while accounts receivable totaled $0.7 million and $0.1 million as of October 31, 2018 and 2019, respectively.

During fiscal 2019, the Company sourced packaged fruit from Cartama, an entity whose founding members are partners with the Company in Copaltas (our 50% equity method investee in Colombia). Inventory purchases from Cartama totaled $1.1 million during the year ended October 31, 2019 and had outstanding payables of $0.2 million as of October 31, 2019.

Certain members of our Board of Directors market California avocados through Mission Produce, Inc. pursuant to marketing agreements substantially similar to the marketing agreements that we enter into with other growers. During the years ended October 31, 2018 and 2019, the aggregate value of avocados purchased from entities owned or controlled by members of our Board of Directors was $4.2 million and $1.8 million, respectively. We did not have any amounts due to board members as of October 31, 2018 and 2019.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We entered into a consulting agreement during 2018 with a director of the Company. Pursuant to the agreement, total fees paid were $250,000 during 2019 and $0 during 2018, which have been included in selling, general and administrative expenses in the consolidated statement of comprehensive income.

In October 2017, we sold a cold storage and packing facility to a group of limited liability companies whose ownership includes key management personnel of us for $7.0 million. We recorded a gain on the disposal of the asset during fiscal 2017, and hold a note receivable from the buyers that is classified within other assets in the consolidated balance sheets totaling $1.4 million as of October 31, 2018. Principal balance was paid in full during the year ended October 31, 2019. Interest on the note was payable in quarterly installments at 4.2%. We reported interest income from this group in the amount of $0.1 million during each of the years ended October 31, 2018 and 2019.

14. Segment Information

We have two operating segments which are also reporting segments. Our reporting segments are presented based on how information is used by our Chief Executive Officer (“CEO”), who is the chief operating decision maker, to measure performance and allocate resources. These reporting segments are Marketing and Distribution and International Farming. Our Marketing and Distribution reporting segment sources fruit from growers and then distributes the fruit through our global distribution network. Our International Farming segment owns and operates avocado orchards (principally located in Peru) that supplies our Marketing and Distribution business with a stable supply of avocados. Substantially all of the avocados produced by our International Farming segment are sold to our marketing and distribution segment. Our International Farming segment represents the operations of Grupo Arato, which was accounted for under the equity method of accounting until we consolidated the entity on September 20, 2018 (see Note 4).

The CEO evaluates and monitors segment performance primarily through segment sales and segment adjusted earnings before interest expense, income taxes and depreciation and amortization (“Adjusted EBITDA”). Adjusted EBITDA is calculated by adding interest expense, income taxes, depreciation and amortization expense, other income (expense), share-based compensation expense, international farming Adjusted EBITDA subtracting equity income, remeasurement gain on acquisition of equity method investee to net income. Management believes that segment Adjusted EBITDA provides useful information for analyzing the underlying business results as well as allowing investors a means to evaluate the financial results of each reportable segment in relation to the Company as a whole. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures computed by other companies, because not all companies calculate Adjusted EBITDA in the same manner.

Net sales from each of our reportable segments is as follows (in thousands):

	Year Ended October 31, 2018			Year Ended October 31, 2019
	Marketing & Distribution	International Farming	Total	Marketing & Distribution	International Farming	Total
Third party sales	$858,529	$1,358	$859,887	$873,665	$9,636	$883,301
Affiliated sales	—	—	—	—	80,676	80,676
Equity method sales	—	36,534	36,534	—	—	—

Total segment sales	$858,529	$37,892	$896,421	$873,665	$90,312	$963,977
Intercompany eliminations	—	—	—	—	(80,676)	(80,676)
Equity method eliminations	—	(36,534)	(36,534)	—	—	—

Total net sales	$858,529	$1,358	$859,887	$873,665	$9,636	$883,301

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The table above includes affiliated sales between the International Farming segment and the Marketing and Distribution segment, which are eliminated in the intercompany eliminations noted above. In addition, during the year ended October 31, 2018, the table above includes our proportionate 50% share of the International Farming segment sales while Grupo Arato was being accounted for as an equity method investment which are identified as equity method sales in the table above.

Adjusted EBITDA for each of our reporting segments is as follows (in thousands):

	Year Ended
	October 31, 2018	October 31, 2019
Marketing & Distribution Adjusted EBITDA	$28,279	$87,956
International Farming Adjusted EBITDA	14,825	35,017

Total Reportable Segment Adjusted EBITDA	$43,104	$122,973

Net income	$72,441	$71,699
Interest expense	5,396	10,320
Income taxes	16,245	24,298
Depreciation and amortization	9,440	16,466
Equity method income	(12,433)	(3,359)
Remeasurement gain on acquisition of equity method investee	(62,020)	—
Other income (expense), net	(908)	3,549
Share-based compensation	9	—

	$28,170	$122,973
Pre-acquisition International Farming Adjusted EBITDA	14,934	—

Total Adjusted EBITDA	$43,104	$122,973

The pre-acquisition International Farming Adjusted EBITDA represents our proportionate 50% share of the International Farming segment’s Adjusted EBITDA through September 20, 2018 while Grupo Arato was being accounted for as an equity method investment.

Net sales to customers outside the U.S. were approximately $209.1 million and $194.2 million for fiscal years ended October 31, 2018 and 2019, respectively. The Marketing and Distribution segment had two customers that represented more than 10% of total consolidated sales for the year ended October 31, 2018, and one customer that represented more than 10% of total consolidated sales for the year ended October 31, 2019. The two customers accounted for 23% of consolidated sales for the year ended October 31, 2018. The one customer accounted for 15% of consolidated sales for the year ended October 31, 2019. Substantially all of the International Farming operating segment sales are to the Marketing and Distribution operating segment.

Our goodwill balance of $76.4 million is wholly attributed to the International Farming segment as of October 31, 2018 and 2019.

MISSION PRODUCE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Long-lived assets attributed to geographic areas as of October 31, 2018 and 2019 are as follows (in thousands):

	October 31,
	2018	2019
North America	$114,356	$115,537
South America	199,151	213,731
Europe	1,201	1,048

	$314,708	$330,316

15. Subsequent Events

The Company has evaluated subsequent events through February 13, 2020 which is the date the consolidated financial statements were originally issued for events requiring recording of disclosure in the consolidated financial statements, and through September 22, 2020 for the 17-for-one stock split described in Note 2.

Dividends Paid

During January 2020, the Company paid a $0.12 per share dividend in the aggregate amount of $7.5 million to shareholders of record on that date.

Mission world’s finest avocados Mission USA

Mission

Mission
CALIFORNIA
AVOCADOS
Mission
ORGANIC
AVOCADOS
Mission
AVOCADOS
VALUE PACK
Minis
Small But Mighty
VALUE PACK
organic
Minis
Small But Mighty
EMERALDS
IN THE
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Avocados

Mission world’s finest avocados

Active Bookrunners BofA Securities J.P. Morgan Citigroup Co-Managers Roth Capital Partners Stephens Inc. D.A. Davidson & Co. Through and including , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in our initial public offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$23,790
FINRA filing fee	27,993
Exchange listing fee	295,000
Printing and engraving expenses	40,000
Legal fees and expenses	1,535,000
Accounting fees and expenses	1,760,000
Transfer agent and registrar fees	4,000
Miscellaneous expenses	150,000

Total	$3,835,783

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes the board of directors of a corporation to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

We expect to adopt a certificate of incorporation, which will become effective immediately prior to the completion of this offering, and which will contain provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our shareholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to our company or our shareholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which they derived an improper personal benefit.

Any amendment to, or repeal of, these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim that occurred or arose prior to that amendment or repeal. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, we expect to adopt bylaws, which will become effective immediately prior to the completion of this offering, and which will provide that we will indemnify, to the fullest extent permitted by law, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the corporation or, while a director or officer of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred. Our bylaws will also provide that we must pay the expenses (including attorneys’ fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, subject to limited exceptions.

Further, we have entered into or will enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements also require us to advance all expenses incurred by the directors and executive officers prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in any such action, suit, arbitration, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The limitation of liability and indemnification provisions that are expected to be included in our certificate of incorporation, bylaws and in indemnification agreements that we have entered into or will enter into with our directors and executive officers may discourage shareholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other shareholders. Further, a shareholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions. At present, we are not aware of any pending litigation or proceeding involving any person who is or was one of our directors, officers, employees or other agents or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Some of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against liabilities incurred in their capacity as members of our board of directors.

The underwriting agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us and our officers and directors for liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2017, we have not issued any securities other than option grants and a single grant of 58,565 shares of stock in lieu of a cash bonus to employees, in each case, in reliance upon the Rule 701 exemption from registration or another exemption from registration. In addition, on September 20, 2018, we issued a total of 11,903,094 shares of common stock valued at $112.0 million in connection with the acquisition of Arato and Moruga, in reliance upon the Section 4(a)(2) exemption from registration.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits. The following exhibits are filed as part of this registration statement:

Exhibit Number	Exhibit Description

1.1	Form of Underwriting Agreement.

3.1#	Form of Certificate of Incorporation, effective upon the consummation this offering.

3.2#	Form of Bylaws, effective upon the consummation of this offering.

4.1	Form of Common Stock Certificate

5.1	Opinion of Latham & Watkins LLP.

10.1+#	Mission Produce, Inc. Amended and Restated 2003 Stock Incentive Plan.

10.2+#	Form of Stock Option Agreement pursuant to the Mission Produce, Inc. Amended and Restated 2003 Stock Incentive Plan.

10.3+#	Mission Produce, Inc. 2020 Incentive Award Plan.

10.4+#	Non-Employee Director Compensation Program.

10.5+#	Form of Stock Option Agreement pursuant to the Mission Produce, Inc. 2020 Incentive Award Plan.

10.6+#	Form of RSU Agreement pursuant to the Mission Produce, Inc. 2020 Incentive Award Plan.

10.7#	Form of Indemnification Agreement between Mission Produce, Inc. and certain of its directors and officers.

10.8#	Credit Agreement, dated as of October 11, 2018, by and among Mission Produce, Inc., as Borrower, certain subsidiaries of the Borrower party thereto as guarantors, Bank of America, N.A. as administrative agent, Swingline Lender and L/C Issuer, Farm Credit West, PCA as Syndication Agent, City National Bank and J.P. Morgan Chase Bank, N.A. as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Farm Credit West, PCA as joint lead arrangers and joint bookrunners, and other lenders party thereto.

10.9	First Amendment to Credit Agreement and Consent, dated September 18, 2020, by and among Mission Produce, Inc., as Borrower, certain subsidiaries of the Borrower party thereto as guarantors, Bank of America, N.A. as administrative agent, Swingline Lender and L/C Issuer, Farm Credit West, PCA as Syndication Agent, City National Bank and J.P. Morgan Chase Bank, N.A. as co-documentation agents, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Farm Credit West, PCA as joint lead arrangers and joint bookrunners, and other lenders party thereto.

10.10	Form of Amended and Restated Stockholder Agreement, by and among Mission Produce, Inc. and the stockholder party thereto, to be effective following this offering.

21.1#	List of Subsidiaries of the Registrant.

23.1	Consent of Deloitte & Touche LLP.

23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).

24.1#	Power of Attorney (see page II-5).
#	Previously filed.
+	Indicates a management contract or compensatory plan or arrangement.

(b)

Financial Statement Schedules. All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Oxnard, California, on the 22nd day of September, 2020.

Mission Produce, Inc.

By:	/s/ Stephen J. Barnard
Stephen J. Barnard Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Stephen J. Barnard Stephen J. Barnard	President, Chief Executive Officer and Director (Principal Executive Officer)	September 22, 2020

/s/ Bryan E. Giles Bryan E. Giles	Chief Financial Officer (Principal Financial and Accounting Officer)	September 22, 2020

* Steve A. Beebe	Director	September 22, 2020

* Stephen W. Bershad	Director	September 22, 2020

* Luis A. Gonzalez	Director	September 22, 2020

* Bonnie C. Lind	Director	September 22, 2020

* Jay A. Pack	Director	September 22, 2020

* Bruce C. Taylor	Director	September 22, 2020

* Linda B. Segre	Director	September 22, 2020

*By:	/s/ Bryan E. Giles
Bryan E. Giles
Attorney-in-Fact